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05013637

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citigold Corp. Ltd

*CURRENT ADDRESS

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4493 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 1/3/06

CITIGOLD CORPORATION LIMITED

ANNUAL REPORT 2005

CITIGOLD



Left - Right: Garry Foord, Peter Blood, John Foley, Chris Towsey, Mark Lynch

CITIGOLD CORPORATION LIMITED

ABN 30 060 397 177

CORPORATE & REGISTERED OFFICE

19 Lang Parade
Milton Qld 4064 Australia
PO Box 1909
Milton Qld 4064 Australia
Telephone: +61 7 3870 8000
Facsimilie: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE

Clermont Highway
PO Box 10
Charters Towers
Qld 4820 Australia
Telephone: +61 7 4787 8300
Facsimilie: +61 7 4787 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE

Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148
Dubai, UAE
Telephone: +971 4 340 4588
Facsimilie: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS

John J Foley Chairman
Mark J Lynch Managing Director
Dr Peter B Blood Director

COMPANY SECRETARY

Roslynn J Shand

EXCHANGE LISTING

Australian Stock Exchange
(ASX) Code CTO
American Depository Receipts
(ADR) Code CTOHY

SHARE REGISTRY

Computershare Investor
Services
Level 27, 345 Queen Street,
Brisbane Qld 4000
Telephone: 1300 552 270

AUDITOR

Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK

Australia and New Zealand
Banking Group Limited

CITIGOLD ANNUAL REPORT 2005

CONTENTS

CHAIRMAN'S LETTER

Dear Shareholder

The 2005 financial year ended with your Company achieving a number of milestones in the advancement of our business plan to add shareholder value.

• Total Inferred Mineral Resources increased ten-fold to 10 million ounces (23 million tonnes at 14 grams of gold per tonne)

• Total Probable Ore Reserves increased ten-fold to 330,000 ounces (800,000 tonnes at 13 g/t Au). This provides three years of production at 100,000 ounces per year.

• The value of our flagship Charters Towers Gold Project has increased to $114 million and Net Assets have doubled to $106 million.

• Underground development of the first of our four new mines, the Warrior gold mine has commenced. As at the end of September 2005, the Decline had reached 330 metres. Annual production from the Warrior mine is scheduled to be 40,000 ounces per year over a minimum ten-year mine life. This will provide a cash flow while the Sunburst and Brilliant mines are brought into production.

• Several new Exploration Permits were granted and Mining Lease ML 10283 was recommended for grant in July 2005. This lease covers a large 334 hectare area covering the deeper sections of the Charters Towers gold reef systems and abuts the northern boundary of the main lease ML 10208. Upon grant these lands will increase the area of our mining leases by 18%.

• With the increase in mining activity, your Board is pleased that we have maintained our excellent record of no lost time injuries or reportable environmental incidents.

• A more active and regular shareholder communication strategy has been successfully implemented with the publication of our regular shareholder Newsletter. The aim of the Newsletter is to be interesting, informative and educational.

Your Board expresses our thanks to shareholders for their continued support. The achievement of the huge increase in resources, reserves and assets of our company has been accomplished by the collective experience of our Board, senior executives and staff. With the team we have assembled we are on track to deliver the next objective – namely full scale mining.

John J Foley
Chairman
Citigold Corporation Limited





CITIGOLD'S ASSETS

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades that produced 6.6 million ounces of gold.

Citigold's assets include a gold processing plant and tailings dam capable of handling 340,000 tonnes per year. Underground mining equipment has been acquired, including a twin-boom drilling jumbo, haul trucks and loaders. Four mines are planned to be developed, taking production to 250,000 ounces per year over a five year period.

The overall Charters Towers Gold Project assets have been independently valued and have increased to $114 million since last year.

MINERAL RESOURCES AND ORE RESERVES

Mineral Resources

Citigold Corporation released the 'Report on the Inferred Mineral Resources for the Charters Towers Gold Project' in May 2005.

The detailed 100 page report concludes that the Total Inferred Mineral Resources are 23 million tonnes at 14 g/t Au containing 10 million ounces of gold at a cut-off of 3 m.g/t Au.

It was prepared following a lengthy evaluation period by a technical team of geologists recognised as Competent Persons under the JORC code. This is the most extensive study done on the Charters Towers gold resources, covers all mineral tenure including recent acquisitions and brings to account data-based conclusions reached during the mining feasibility study process.

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling in 1,800 drill holes. There are some 1,550



significant drill intersections used. Drilling is outside the previously mined areas, intersecting down-dip and along-strike extensions of previously-mined ore bodies.

Extensive research has been used to derive a robust geological model. There were 33 individual mineralised bodies considered, all located adjacent to each other within the contiguous mineral tenements owned by Citigold Corporation. Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.

Mineral Resources in the Report have only been estimated to 1,200 metres, limited by the deepest drill intersections around 1,270 metres. Based on independent research it is considered reasonable by Citigold that the mineralisation persists to a depth of over 3,000 metres which may provide additional gold resources through future drilling.

The host structures are characterised by good vertical continuity to 1,300m. There are 22 significant drill intersections deeper than 1,000 metres. Only those intersections able to be assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.

At the historical mining cut-off of 9 m.g/t Au, the average of 272 significant drill intersections is 27 m.g/t Au, the same as the in situ resource grade for the historical mining operations. Previous mining produced 6.6 million ounces over a 40 year period. Citigold's Gold Production Plan is scheduled to produce 6.8 million ounces over a 30 year period.

The total tonnage contained within interpreted structures was estimated to be some 74 million tonnes, which Citigold heavily discounted by 70% based on the known payabilities of the structures from previous mining. No tailings or stope fill are included in any Resource category at this time.

In August 2005 Citigold announced the total Indicated Mineral Resources for the Charters Towers Gold Project of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures. The Indicated Mineral Resources are contained within the current overall 10 million ounce gold Inferred Mineral Resource (23 million tonnes at 14 g/t Au).

Ore Reserves

The total Probable Ore Reserves for the overall Charters Towers project are 800,000 tonnes at 13 g/t Au containing 330,000 ounces of gold at a 7 g/t Au cut-off, rounded to two significant figures.

The 64 page report was released on 22 August 2005 titled "Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project". The report is prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

The various risk factors impacting on tonnage, grade and gold price estimates were examined. Citigold believes it has quantified the confidence levels to an acceptable level of commercial risk for its Charters Towers project.

The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

The Company used US$430 per ounce equivalent to A$558 at an exchange rate of 0.77 for its estimates of gold Reserves. The minimum daily average Australian dollar gold price over the last five years showed a variation of over 30% from high to low but generally remained within a band of A$500 to A$600 per ounce with a mid-point of A$557. The variation in gold price at any time is outside the control of Citigold.

The Probable Ore Reserves of the Charters Towers project were derived from the total Indicated Mineral Resources of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures.

The full detailed reports are on Citigold's web site at - www.citigold.com - then click>Reports<click>ResearchReports and are recommended reading for shareholders, investors and analysts.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves: The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

WARRIOR GOLD MINE

The Warrior gold mine is the first mine being developed under the Gold Production Plan. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The development time for gold production at Warrior has lengthened considerably since commencement of works. This rescheduling has been in keeping with development funding applied to the project at a particular time. Despite slower progress to date the project remains on target to be profitable and within overall budget.

Work continued during the year and the 950-metre access tunnel (Decline) reached the 330 metre mark in September 2005. Mechanised mining commenced after the first two bends in the Decline, two production levels will be developed and a ventilation shaft raise-bored from the surface. The project can then commence gold production.

The Warrior mine starts off as a modest 40,000 ounce per year gold producer. Due to the large size of the surrounding structure, the production profile of this mine could grow over the years into a long life mining operation. The Warrior structure is two kilometres long and the Inferred Mineral Resource at Warrior is 2 million tonnes @ 13.5 g/t gold containing 840,000 ounces. The Warrior gold structure, which includes the Warrior East (current mining) and Warrior West deposits, is sub parallel to the five kilometre long City lodes and has a similar dip to the north. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

Gold Production Plan

The Gold Production Plan (GPP) outlines the strategy which the Company proposes to adopt to take profitable gold production to 250,000 ounces per year over a five-year exploration, development and production period and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.

The GPP developed by Citigold's technical team is based on known gold Mineral Resources, 147 km of drilling and historically-proven payabilities.

The Gold Production Plan has the following features:

▹ Gold Mineral Resource	10 million ounces 23 million tonnes @ 14 g/t
▹ Total planned gold production over 30 years	6.8 million ounces
▹ Gold production rate	250,000 ounces per year
▹ NPV of project at discount rate of 10%	A$428 million (before tax)
▹ Internal Rate of Return	54%
▹ Gold production cost	A$217/ounce
▹ Capital requirements	A$182 million over 5 years
▹ Life of project total revenues	A$3,929 million
▹ Cash flow surplus	A$1,824 million (undiscounted)
▹ Gold price (US$400@A$1=US$0.70)	A$571/ounce

Successful implementation of the Gold Production Plan may make Citigold one of the world's 20 largest, listed gold producers.


WARRIOR GOLD MINE

FINANCIAL STATEMENTS

The Financial Statements of Citigold Corporation for the year ended June 2005 are included in this report.

Since formation of the Company, Citigold has undertaken extensive exploration, research and development of the rich Charters Towers goldfield. This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the processing plant and tailings dam and obtain the necessary environmental and operating permits.

This investment is now represented in the consolidated net assets of the Citigold group. The increase of A$56 million since 2004 followed a revaluation of the flagship Charters Towers Gold Project assets. The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. Their value has now been substantially upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

As we undertake the research and development, we do not expect to return profits until the mines outlined in the Gold Production Plan are in gold production. This is common practice for an exploration company. As we progress towards gold production from the Warrior gold mine, it is expected that profits will be generated from future operations.

Since formation, Citigold has raised an average of approximately $3 - $5 million annually in equity capital to fund development.

The Gold Production Plan schedules that at full capacity, the Charters Towers project will have annual operating surpluses that will continue for many years. During this period, considerable returns on the investment made are expected.

Currently, the selling price of refined gold is particularly buoyant and showing signs of increased gains in the longer term. This positive outlook, indicating profitability for gold producers, may also be reflected in the expectations of exploration and development companies.

SHAREHOLDER RELATIONS

During the year shareholders of Citigold Corporation showed strong support for the Company. The Company's share purchase plans were very well received by shareholders. This patience and support was rewarded this year with the formal quantification of the 10 million ounces of gold Mineral Resources at Charters Towers. This is a strong asset base on which the Company can move forward.

Since Citigold first listed on the Australian Stock Exchange our number of local and overseas shareholders have risen by ten-fold from the original 600 on Christmas Eve 1993 to nearly 6,500.

Newsletter - To enhance the company's policy of effective communication with shareholders and the investment market, Citigold Corporation commenced publishing an electronic newsletter.

This newsletter is released on a monthly basis and its aim is to be informative and educational about Citigold's business. The newsletter is not intended to be a technical publication but a user friendly and informative commentary on various parts of Citigold's business.

The Citigold team remains very proud of the gold asset and business it has built for shareholders. We endeavour to communicate with our shareholders and encourage shareholders to visit the mine site at Charters Towers. Shareholders who visit the mine site gain a good appreciation of our gold operations and are impressed with the staff, the quality and quantity of work that has been undertaken.

During the year the international shareholder base for the company expanded. This internationalisation of the Company we believe will broaden the investor appeal of the Company.

Tribute To Founder 1917-2005

Citigold Corporation's "founding father", Mr James Joseph 'Jim' Lynch (1917-2005) achieved much during his lifetime before passing away in Charters Towers on Saturday 2 July, aged 87 years. It is with regret that the Company notes the accidental death of its founder and major shareholder.



The great legacy he created for Citigold is the ownership of the entire Charters Towers goldfield. Jim had foresight in recognising its huge potential and a determination to realise his vision. This clear vision entailed amalgamating and re-developing the goldfield into one giant gold mine.

Jim Lynch was an inspiration to all who knew him. His positive outlook, determined will and good health enabled him to enjoy life and always feel well. He was always able to focus on the big picture and the many shareholders he considered to be family and friends.

He was laid to rest at Charters Towers in his last 'mining lease' near the historic graves of miners and goldfield legends from the 1800's and early 1900's.

REGIONAL EXPLORATION

The ongoing successful exploration by the Company's geologists continues to confirm the magnitude of the rich goldfield and the extent of gold mineralisation. Citigold's mineral tenements at Charters Towers cover an area of about 200 square kilometres.

A large mining lease application, MLA 10283, covering the deeper sections of the Charters Towers City gold reef systems, was recommended for grant as a Mining Lease. The land covers 3.34 square kilometres over the northern section of the City of Charters Towers. Past drilling and studies show that structures containing part of Citigold's 10 million ounce gold resource should continue deeper into this area from 1,000 metre deep to 2,000 metre deep. This achievement demonstrates that the Citigold team continues to have a close working relationship with the local Charters Towers communities.

Exploration Activities

A new Exploration Permit EPM 14541 (Black Jack Footwall) was granted by the Queensland Department of Natural Resources and Mines. This covers an area of 12 square kilometres, and abuts the western boundary of the Black Jack mining leases and the gold processing plant. The exploration target is 500,000 to one million ounces in extensions and parallel repeats of the Black Jack gold vein system.

Rock chip assays from the Goldfinch deposit 2.2 km south-southeast of the processing plant returned values of 16 g/t Au and 17 g/t Au over narrow widths. These results further confirm the typical Charters Towers style of narrow quartz veins with high grades. The Goldfinch deposit comprises 10 parallel veins trending north-northwest over an area of 450m x 550m, and the mineralised system appears to be an extension of the New Swedenborg line of workings.

On EPM 13453, detailed geological mapping and sampling continued at the GSQ224714 prospect, located 3.8 km east of the processing plant, GSQ230714 (located 4.7 km east of the plant) and the GSQ221708 prospect, 3.9 km ESE of the processing plant.

Work continued on EPM 10593 at the Clara and Christmas Box deposits 2.7km east-northeast of the processing plant, and the GSQ208730 and GSQ200728 prospects, located 2.6 km and 1.8 km respectively ENE of the processing plant.

On EPM 13106, mapping and sampling was completed at the Republic-Lady Musgrave workings located 3.8 km south of the processing plant.

EPM 13932 is centred about 12 kilometres northeast of the gold processing plant and extends for 19 kilometres northwards from a point 12 km due west of the processing plant. Some 49 reconnaissance soil geochemical samples were collected and located a weak gold anomaly in the Tara area 16 km WSW of Charters Towers. Preparation for follow-up work on this gold anomaly has commenced.

Detailed geological mapping and selected rock chip sampling was undertaken at 17 other gold prospects, including the delineation of old workings and mineralisation over a strike length of 1.6 km at Gregory's Try Again 14 Km south of Charters Towers, and over 1.1 km at Mafeking 6 km ESE of Charters Towers. In addition a possible 800m extension NE from Bonnie Doon was identified beneath alluvial cover 7 km SE of Charters Towers. The mineralisation is Charters Towers mesothermal style with the gold predominantly found in sulphides in narrow quartz reefs hosted within kilometre scale sheet-like lode formations. A total of 75 rock chip samples were assayed. Nine quartz vein samples assayed over 2 g/t Au, including 11.4 g/t Au and 73.7 g/t Au (niche sample) from Gregory's Try Again, and 26.6 g/t Au from Mafeking.

Detailed geological mapping and selected rock chip sampling was undertaken at E3 (Warrior East). The mineralisation appears to be overlain by lateritised Tertiary sediments. A total of 5 rock chip samples were assayed. Two quartz vein samples assayed over 2 g/t Au, with the maximum being 16 g/t Au. The Warrior structure has been traced by surface mapping and drilling over a two kilometre length from Warrior East to Warrior West, and is regarded as a continuous structure. The Warrior gold mine is currently being developed to access the eastern end of this structure.



BRILLIANT GOLD REEF PROJECT (BGRP)

In 2001, a separate sublease was created over the central mining tenements, called the Brilliant Gold Reef Project. The Project was established as a joint venture to undertake exploration and gold production and allowed investors to 'farm-in'.

Gold Projects, a wholly owned subsidiary retains about 97% of the units. The BGRP is a managed investment scheme controlled by a Responsible Entity for all investors.

Funds raised were fully expended in the completion of 3,927 metres of drilling from the surface and underground. A further public offer to raise the balance of the funds did not proceed, as the Company was unable to obtain a further product ruling for the Project from the Australian Taxation Office.

Citigold is currently maintaining the Project and all the associated costs.

The Company is considering various ways to optimise the structure of the BGRP in order to advance the project. To ensure the most reasonable outcome is achieved for all parties, extensive legal and taxation advice is being obtained.

INTERNATIONAL OFFICE

Citigold has developed a dynamic international gold strategy to be implemented over the next few years. This strategy follows an increased understanding of the international gold market by Citigold and the ultimate customers for the trusted and beautiful yellow metal.

The Company's initiative in establishing a presence in Dubai, UAE has been beneficial in increasing awareness of Citigold in the region. The office has initiated several joint venture discussions. Citigold is seeking joint ventures that are in a form that is expected to add value to Citigold and its shareholders. It is a matter of doing the right deal where both joint venture parties benefit.

During the year, a presentation was made to a Singapore conference sponsored by the Australian Stock Exchange to promote the purchase of Australian shares in Singapore and discussions held with Singapore investors and bankers.

Last year we activated the American Depository Receipts ('ADR') program in the U.S.A. Each ADR represents 20 Citigold Corporation shares. The Company's ADR's are now tradable in the U.S.A. marketplace under the new code of 'CTOHY'. The ADR program is administered by the Bank of New York ('BNY'). Citigold is not yet widely known in this marketplace and further efforts are required.

Additionally Citigold was advised in November 2004 by the German brokerage firm Berliner Freiverkehr (Aktien) Ag that the Company's stock was now tradable on the Berlin Bremer stock Exchange. The symbol of Citigold Corporation is "CHP", and the German Cusip Number is AU000000CTO0 892606.



HEALTH AND SAFETY

The Company had another successful year, achieving its goal of no serious incidents or Disabling or Lost Time Injuries reported following the resumption of underground mining operations. The company manages its safety and health risk with a risk management system based on that developed by the National Occupational Safety Association (NOSA).

Citigold implements a system of Standard Operating Procedures (SOPs) as an accepted method of risk assessment and management. The SOPs are developed from a series of Job Safety Environmental Analyses (JSEAs). From these analyses, which illustrate the dangers and hazards present, SOPs are created. The SOPs are reviewed annually and updated earlier if situational changes occur. These safety procedures are an integral part of mining legislation in Queensland.

Safety and Health Performance - The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for the 2005 financial year is zero. In the 12 years that the Company has been in operation, there have been no fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2005, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics as it includes injuries where no time

ENVIRONMENT AND COMMUNITY

The Company had no reportable environmental incidents during 2005. The Board, management and staff of Citigold fully support a formal environmental policy which states that:

'Citigold Corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically-feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum.'

Citigold's environmental practices are monitored by the Queensland Environmental Protection Agency (EPA) and the Department of Natural Resources and Mines. Citigold operates under approved Environmental Authorities issued by the EPA and in compliance with our Plan of Operations submitted to the agency.

The Chief Operating Officer has been appointed to the Cyanide Management Sub-committee of the Australian Gold Council ("AGC"). The Sub-committee has been formed by the AGC to implement the International Cyanide Management Code in Australia. This proactive Code is aimed at eliminating hazards associated with chemical extraction of gold in Australia.

Key Performance Indicator	Year ended June 30 2002	Year ended June 30 2003	Year ended June 30 2004	Year ended June 30 2005
FIFR	0	0	0	0
LTIFR	32	0	0	0
DIFR	32	0	0	0

Community

The Australian Gold Council Gold Week celebrations were held in April 2005. Citigold opened its Warrior and surface operations to the public on April 16 and over 100 visitors took the opportunity to examine the Company's project first-hand.

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with local community activities including the National Trust, schools, sports, Country Music Festival and rodeos.



Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June 2005 and the auditor's report therein.

DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: J J Foley, M J Lynch, and P B Blood.

Name and qualifications	Age	Experience	Special responsibilities
J J Foley BD, LLB, BL (Dub) Appointed 02/07/1993	67	Non-executive; Chairman 11 years, Deputy Chairman 6 months Graduating in law from the University of Sydney in 1969. Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.
M J Lynch FAICD Appointed 02/07/1993	48	Managing Director for 11.5 years Former director of several companies involved in the mining industry Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council and Fellow of the Institute of Company Directors.	Managing Director Member of Health, Safety and Environment committee.
P B Blood PhD, BSc Agr, DIC Appointed 26/05/2004	65	Non – executive Director for 1 year Former Professor of Finance – School of Business, Bond University Qld Dr Blood has particular skills in the areas of finance and administration. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.



DIRECTORS' REPORT



COMPANY SECRETARY

Mrs Roslynn J Shand BA, LLB was appointed to the position of company secretary on 15 September 2000. Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practice as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has considerable experience in the company secretarial area.

MEETINGS OF DIRECTORS

The number of directors' meetings (including board committees) held and the number of meetings attended by each director during the year ended 30 June 2005 were:

	Board Meetings	Audit and Finance	Health, Safety and Environment**	Remuneration
No. of meetings held	12	2	**	1
No. of meetings attended by:				
J J Foley	12	2	**	1
M J Lynch	12	*	**	*
P B Blood	12	2		1

* Not a member of the relevant committee
** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.

DIRECTORS' INTERESTS

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with s205G (1) of the Corporations Act, at the date of this report is detailed in the following table.

Director	Ordinary shares	Options
J J Foley	4,723,418	Nil
M J Lynch	2,174,724	Nil
P B Blood	Nil	Nil

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

Dividends – Citigold Corporation Limited

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.



Significant changes in the state of affairs

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 418,672,412 to 458,293,482 as a result of:

- Share Purchase Plan allotment @ 12 cents	17,833,571
- Placement of ordinary shares @ 15 cents	11,323,665
- Share Purchase Plan allotment @ 12 cents	789,116
- Options exercised @ 15 cents	1,579,717
- Placement of ordinary shares @ 15 cents	1,583,334
- Share Purchase Plan allotment @ 12.5 cents	5,184,769
- Share Purchase Plan allotment @ 12.5 cents	1,326,898

Net cash received was used to continue the exploration and development activities of the Company.

See Note 16 of the Financial Statements.

(b) Revaluation of assets

The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. The Property Plant & Equipment of the Company was valued as at 30 June 2005. The value of the mining tenements has now been substantially upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

POST BALANCE DATE EVENTS

Details of Post Balance Date Events are disclosed in Note 20 to the Financial Statements.

REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Likely developments in the operations of the consolidated entity are:
(a) the continuation of exploration activity aimed at increasing resources and reserves,
(b) a resumption in mining activity based on the results of the exploration activity.
Additional comments on expected results are included in the review of operations.

INDEMNIFICATION AND INSURANCE

During the financial year the Company paid premiums to insure all Directors and Officers of the Company against claims brought against the individual while performing services for the Company and against expenses relating thereto, other than conduct involving a wilful breach of duty in relation to the Company. Under the terms and conditions of the insurance contract, the nature of liabilities insured against and the premium paid cannot be disclosed.

The Company has not otherwise, save as enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

ENVIRONMENTAL REGULATIONS

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident	major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident	significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.
Level 3 incident	minor non compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident	non compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

	Level 1	Level 2	Level 3	Level 4
Incidents	–	–	–	–

The Company has an internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

AUDIT/NON AUDIT SERVICES AND AUDITOR INDEPENDENCE

The fees paid or payable for services provided by the auditor of the Company are set out in Note 4 of the Financial Statements.

During the year Nexia Court & Co, the Company's auditor, has performed certain other services in addition to their statutory duties. The board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act.

Auditor's independence declaration under Section 307C of the Corporations Act 2001

To the Directors of Citigold Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the financial year ended 30 June 2005 there have been:

- No contravention of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co
Chartered Accountants
Sydney

Stuart H Cameron
Partner

29 September 2005

Signed in accordance with a resolution of the directors

J J Foley
Chairman

M J Lynch
Director

29 September, 2005

CORPORATE GOVERNANCE

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the consolidated entity is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the Company has in place policies and practices that are generally consistent with those set out in the recommendations. In the limited circumstances where the Company's corporate governance practices do not correlate with the recommendations, the Company does not consider that the practices are appropriate for the Company due to the size of the Company or its Board. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1: Lay solid foundations for the management and oversight

Principle 2: Structure the Board to add value

Principal 3: Promote ethical and responsible decision making

Principal 4: Safeguard integrity in financial reporting

Principal 5: Make timely and balanced disclosure

Principal 6: Respect the rights of shareholders

Principal 7: Recognise and manage risk

Principal 8: Encourage enhanced performance

Principle 9: Remunerate fairly and responsibly

Principle 10: Recognise the legitimate interests of stakeholders.

Board Composition

The Board is comprised of three (3) Directors, being 2 non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr J J Foley had business dealings with the consolidated entity during the year, as described in note 21 to the financial statements. Mr J J Foley declared his interests in those dealings to the company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr M J Lynch had business dealings with the consolidated entity during the year, as described in note 21 to the financial statements. Mr M J Lynch declared his interests in those dealings to the company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board covering the areas of legal, finance and operations.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

Board Committees

The Board has established a number of committees to assist the execution of its duties. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

Current committees of the Board are:

- the audit & finance committee
- the remuneration committee
- the health, safety and environment committee

The Board reviews at appropriate times its performance and the performance of the Board committees. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings and the outcomes are documented together with the goals set.

The company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election.

Audit & Finance Committee

The audit & finance committee consists of the following non-executive directors: JJ Foley (Chairman) and PB Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

The Chief Executive Officer and Chief Financial Officer confirm that the financial statements for the year ended 30 June 2005 represent a true and fair view and are in accordance with relevant accounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the annual general meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee

The health, safety & environment committee consists of the following executive and non-executive directors: JJ Foley, PB Blood and MJ Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

Remuneration Committee

The remuneration committee consists of the following non-executive directors: JJ Foley and PB Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for directors and senior executives. Independent advice and industry information may be obtained from time to time on the appropriateness of remuneration packages.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration packages do not have guarantee based or performance based components.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only 3 Directors. The Board as a whole is able to efficiently address the issue of board competencies.

Further information on the remuneration paid to all directors' plus at least the five highest paid officers is set out in the Remuneration Report and note 21 to the financial statements.

Risk Management

Due to the size of the Board, a separate risk management committee has not been established. The Board believes that it is crucial for all Board members to take a proactive role to the company's risk management and internal compliance and control systems. Accordingly, the Board as a whole is responsible for the company's system of internal controls. The Board constantly monitors the financial and operational aspects of the company's activities and considers the advice of the external auditor and other external advisors.

Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

Shareholder Communication

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The annual general meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the Company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.



Disclosure and Ethical Standards

All directors, executives and staff of the consolidated entity are aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the Company's securities and appropriate standards of ethical conduct with regard to the operation of the consolidated entity.

A Code of Conduct (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to ensure it reflects industry standards of integrity and professionalism. The Code covers:

- professional conduct • customer and supplier relations • other employees
- compliance with laws and regulations
- conflicts of interest • confidential information

REMUNERATION REPORT

The Remuneration Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed by the Committee when necessary having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and use of motor vehicles.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement.

Except for the Managing Director/Chief Executive Officer, Mr Mark Lynch, all executives are permanent employees of the Company. Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. This agreement is for a term of 6 years, commencing January 1 2003 and terminating on December 31 2008. The Employer may terminate upon 3 months notice. In the event the termination is by reason of circumstances that the Employer cannot fully utilise the services of the Managing Director, the Managing Director is entitled to payment of a cash amount equal to three years of employment. No such payment is to occur if the termination is due to a substantial breach of the agreement's terms and conditions and the Company has proven such breach.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. The fees have been determined by the Board having regard to industry practice and the need to obtain appropriately qualified persons. Non-executive directors are also entitled to statutory superannuation.

Details of the nature and amount of each element of the remuneration of each director of Citigold Corporation Limited and at least each of the 5 officers of the Company and the consolidated entities receiving the highest remuneration are set out in the following tables.



Non-executive Directors of Citigold Corporation Limited

Name	Directors' Annual Fee	Retirement Benefits	Superannuation ($)	Related Party Payments	Other Benefits	Total ($)
JJ Foley – *Chairman*	33,000	nil	2,970	150,000	2,169	188,139
P B Blood – *Director*	30,000	nil	2,700	nil	nil	32,700

Executive Director and other Officers Citigold Corporation Limited

Name	Salary	Retirement Benefits	Superannuation ($)	Other Benefits	Related Party Payments	Total ($)
M J Lynch – *Managing Director*	233.000	nil	20,970	nil	nil	253,970
C A J Towsey *Chief Operating Officer*	106,125	nil	14,014	7,190	56,890	184,219
M Desai – *International COO*	143.708	nil	nil	nil	nil	143.708
J F Lynch – *Site Senior Executive*	126.767	nil	11,120	7.124	nil	145.101
G E Foord – *General Manager Engineering*	56,442	nil	38.477	7,190	37,081	139.190
R J Morrison – *Exploration Manager*	105,654	nil	8,197	nil	11,363	125,214
R J Shand – *Company Secretary*	77,304	nil	6,957	1,992	nil	86,253

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL PERFORMANCE

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

		ECONOMIC ENTITY		PARENT ENTITY	
		2005	2004	2005	2004
	Note	$	$	$	$
Revenue from ordinary activities	2	67,812	989,366	510,864	1,509,363
Total revenue from ordinary activities	2	67,812	989,366	510,864	1,509,363
Expenses from ordinary activities excluding borrowing costs	3	(5,126,443)	(4,730,646)	(2,156,880)	(4,620,972)
Borrowing costs expense		(850,037)	(1,106,430)	(840,887)	(1,106,215)
Loss from ordinary activities before related income tax expense / revenue		(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Income tax expense / revenue relating to ordinary activities	5(a)	0	0	0	0
Loss from ordinary activities after related income tax expense / revenue		(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Net loss attributable to members of the parent entity		(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Basic earnings per share	6	(1.3)			
Diluted earnings per share	6	(1.3)			

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL POSITION

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

			ECONOMIC ENTITY		PARENT ENTITY	
			2005	2004	2005	2004
		Note	$	$	$	$
Current assets	Cash assets	7	631,511	717,188	573,586	664,856
	Receivables	8	2,324,863	27,535	3,145,669	1,980,849
	Other financial assets	9	0	5,552,262	0	0
	Inventories	10	438,805	431,078	438,805	431,078
	Total current assets		3,395,179	6,728,063	4,158,060	3,076,783
Non-current assets	Property, plant and equipment	11	113,924,328	55,307,659	108,541,217	49,926,812
	Other financial assets	12	509,257	504,257	11,102,781	11,097,781
	Total non-current assets		114,433,585	55,811,916	119,643,998	61,024,593
Total assets			117,828,764	62,539,979	123,802,058	64,101,376
Current liabilities	Payables	13	1,596,814	2,232,043	2,724,420	2,453,501
	Interest-bearing liabilities	14	7,830,084	7,906,814	7,830,084	7,884,408
	Current tax liabilities		0	0	0	0
	Provisions	15	178,388	220,422	178,388	158,845
	Total current liabilities		9,605,287	10,359,280	10,732,892	10,496,754
Non-current liabilities	Payables	13	0	0	0	0
	Interest-bearing liabilities	14	1,684,512	1,722,000	1,684,512	1,722,000
	Provisions	15	564,913	530,164	564,913	530,164
	Total non-current liabilities		2,249,425	2,252,164	2,249,425	2,252,164
Total liabilities			11,854,712	12,611,444	12,982,318	12,748,918
Net assets			105,974,052	49,928,535	110,819,740	51,352,458
Equity	Contributed equity	16	73,539,489	68,373,305	73,539,489	68,373,305
	Asset revaluation reserve	17	68,812,824	12,024,824	68,812,824	12,024,824
	Capital profits reserve	17	571,430	571,430	0	0
	Accumulated losses	18	(37,019,171)	(31,209,204)	(31,532,573)	(29,045,671)
	Total Parent Entity Interest		105,904,573	49,760,355	110,819,740	51,352,458
	Outside equity Interests		69,479	168,180	0	0
Total Equity			105,974,052	49,928,535	110,819,740	51,352,458

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

	ECONOMIC ENTITY		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities				
GST refunded by ATO	0	0	0	0
Brilliant Gold Reef Project exploration fees	0	0	0	0
Other cash receipts	46,868	42,711	46,827	42,711
Sale of Warrior Trust Royalty	0	909,091	0	909,091
Cash receipts in the course of operations	46,868	951,802	46,827	951,802
Other payments to suppliers and employees	(2,427,468)	(3,278,134)	(1,453,262)	(3,296,184)
GST paid to ATO	(126,403)	(285,543)	(126,403)	(285,543)
Cash payments in the course of operations	(2,553,871)	(3,563,677)	(1,579,665)	(3,581,727)
Interest received	20,945	14,419	20,856	14,419
Borrowing costs paid	(850,037)	(814,667)	(840,887)	(814,667)
Net cash used in operating activities	(5,543,966)	(3,412,123)	(2,352,869)	(3,430,173)
Cash flows from investing activities				
Payments for property, plant and equipment	(189,418)	(293,224)	(184,118)	(258,072)
Payments for other assets	(12,727)	0	(12,727)	0
Payments for:				
Exploration, evaluation and development expenditure	(2,470,783)	(814,233)	(2,470,784)	(814,233)
Loans to other entities	0	0	0	0
Proceeds from sale of shares	3,201,989	68,155	0	0
Net cash provided by / (used in) by investing activities	529,061	(1,039,302)	(2,667,629)	(1,072,305)
Cash flows from financing activities				
Proceeds from issues of shares	4,929,228	2,722,866	4,929,228	2,722,866
Proceeds of borrowings	0	230,000	0	230,000
Cash repayment of borrowings	0	0	0	0
Proceeds of convertible note issue	0	1,661,500	0	1,661,500
Net cash provided by financing activities	4,929,228	4,614,366	4,929,228	4,614,366
Net (decrease) / increase in cash held	(85,676)	162,941	(91,270)	111,888
Cash at the beginning of the financial year	717,188	554,247	664,856	552,968
Cash at the end of the financial year	631,511	717,188	573,586	664,856

The accompanying notes form part of these financial statements.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	ECONOMIC ENTITY		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Cash	631,511	717,188	573,586	664,856
Current interest bearing liabilities	0	0	0	0
	631,511	717,188	573,586	664,856

(ii) Reconciliation of net cash (used in)/provided by operating activities to net (loss)/profit.

Net loss for year	(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Depreciation and amortisation	831,531	808,787	828,497	808,787
Conversion of options	236,956	0	236,956	0
(Decrease)/Increase in operating provisions	(7,282)	82,571	54,292	20,994
(Decrease)/Increase in operating creditors	(749,447)	559,354	179,108	672,310
loss on sale of investments	2,350,273		0	0
(Increase) / Decrease in operating receivables	(2,297,328)	(15,125)	(1,164,820)	(714,439)
Net cash (used in)/provided by operating activities	(5,543,966)	(3,412,123)	(2,352,870)	(3,430,173)

(iii) Financing Facilities

The total facilities available are:	7,790,514	7,790,514	7,790,514	7,790,514
Facilities utilised at balance date:	7,881,129	7,601,453	7,881,129	7,601,453
Facilities not utilised/(exceeded) at balance date:	(90,615)	189,061	(90,615)	189,061

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

(d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Borrowing costs

Borrowing costs include interest and costs that are directly attributable to the borrowing.

(f) Taxation - Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

(g) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.

Costs that do not meet the criteria for capitalisation are expensed as incurred.

(h) Valuation of non-current assets

Plant and equipment is carried at cost or fair value as at 30 June 2005 less accumulated depreciation.

(i) Inventories

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

(j) Investments

Controlled entities

All controlled entities in which the Company has an investment are fully owned except Deeprock Mining Pty Ltd (81.2% owned) and Charters Towers Mines Pty Ltd (91.5% owned).These investments are eliminated in the financial statements on consolidation.

(k) Exploration, evaluation and development expenditure

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

(l) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(m) Depreciation and amortisation

Useful lives

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2005	2004
Plant and equipment	13–20%	13–20%
Computer equipment	27–40%	27–40%
Motor vehicles	20%	20%

(n) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

(o) Employee entitlements

Wages, salaries and annual leave

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

(p) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

(Q) Restoration

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites
- the impact of changes in environmental legislation.

(r) Adoption of Australian Equivalents to International Financial Reporting Standards

International Financial Reporting Standards (IFRS) will be introduced in Australia for financial years commencing on or after 1 January 2005. The consolidated entity's management are continuing to assess the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the consolidated entity's accounting policies which will arise from the adoption of IFRS are:

- Impairment of assets

  The consolidated entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets' use and subsequent disposal. In terms of AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under existing policy.

- Income Tax

  Currently, the consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the consolidated entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of timing and permanent differences between taxable income and accounting profit.

- Exploration and Evaluation of Mineral Resources

  AASB 6 "Exploration for and Evaluation of Mineral Resources" continues to allow companies either to expense exploration and evaluation costs as incurred or to partially or fully capitalise costs on an area of interest basis. Under AASB 6, if facts and circumstances suggest that the carrying amount of any recognised exploration and evaluation asset may be impaired, the consolidated entity must perform impairment tests on those assets and measure any impairment in accordance with AASB 136 "Impairment of Assets". Impairment of exploration and evaluation assets is to be assessed at a cash generating unit or group of cash generating units level provided this is no larger than an area of iterest. Any impairment loss is to be recognised as an expense in accordance with AASB 136. It is anticipated that it is unlikely that the requirements of this standard will have a material impact on the financial position of the consolidated entity.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

Impact of adopting AIRFS – Summary of transitional adjustments

The following table sets out the expected adjustments to the statements of financial position of the Company and the consolidated entity at transition to AIFRS as at first July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

Reconciliation of equity	AGAAP $	Consolidated 01-Jul-04 Transaction impact $	AIFRS $	AGAAP $	Consolidated 30-Jun-05 Transaction impact $	AIFRS $	AGAAP $	The Company 01-Jul-04 Transaction impact $	AIFRS $	AGAAP $	The Company 30-Jun-05 Transaction impact $	AIFRS $
ASSETS												
Current assets												
Cash	717,188		717,188	631,511		631,511	664,856		664,856	373,586		373,586
Receivables	27,535		27,535	2,324,863		2,324,863	1,980,849		1,980,849	3,145,669		3,145,669
Inventories	431,078		431,078	438,805		438,805	431,078		431,078	438,805		438,805
Other financial assets	5,552,262		5,552,262	–		–	–		–	–		–
Total current assets	6,728,663		6,728,663	3,395,179		3,395,179	3,076,783		3,076,783	4,158,060		4,158,060
Non-current assets												
Other financial assets	504,257		504,257	504,257		504,257	11,097,781		11,097,781	11,097,781		11,097,781
Property, plant and equipment	55,307,659		55,307,659	113,924,328		113,924,328	49,926,812		49,926,812	108,541,217		108,541,217
Total non-current assets	55,811,916		55,811,916	114,433,585		114,433,585	61,024,593		61,024,593	119,643,998		119,643,998
Total assets	62,539,979		62,539,979	117,828,764		117,828,764	64,101,376		64,101,376	123,802,058		123,802,058
LIABILITIES												
Current liabilities												
Payables	2,232,043		2,232,043	1,596,814		1,596,814	2,453,501		2,453,501	2,724,420		2,724,420
Short-term borrowings	7,906,814		7,906,814	7,830,084		7,830,084	7,884,408		7,884,408	7,830,084		7,830,084
Short-term provisions	720,422		720,422	178,388		178,388	158,895		158,895	178,388		178,388
Total current liabilities	10,359,280		10,359,280	9,605,287		9,605,287	10,496,754		10,496,754	10,732,892		10,732,892
Non-current liabilities												
Long-term borrowings	1,722,000		1,722,000	1,684,512		1,684,512	1,722,000		1,722,000	1,684,512		1,684,512
Long-term provisions	530,164		530,164	564,913		564,913	530,164		530,164	564,913		564,913
Payables			–	–		–	–		–	–		–
Total non-current liabilities	2,752,164		2,752,164	2,249,425		2,249,425	2,252,164		2,252,164	2,249,425		2,249,425
Total liabilities	12,611,444		12,611,444	11,854,712		11,854,712	12,748,918		12,748,918	12,982,218		12,982,218
Net assets	49,928,535		49,928,535	105,974,052		105,974,052	51,352,458		51,352,458	110,819,740		110,819,740
EQUITY												
Share capital	68,373,305		68,373,305	73,539,489		73,539,489	68,373,305		68,373,305	73,539,489		73,539,489
Other reserves	12,596,254		12,596,254	69,384,254		69,384,254	12,024,824		12,024,824	68,812,824		68,812,824
Accumulated losses	(31,209,204)		(31,209,204)	(37,019,171)		(37,019,171)	(29,045,671)		(29,045,671)	(31,532,573)		(31,532,573)
Parent interest	49,760,355		49,760,355	105,904,573		105,904,573	51,352,458		51,352,458	110,819,740		110,819,740
Minority interest	168,180		168,180	69,479		69,479	–		–	–		–
Total Equity	49,928,535		49,928,535	105,974,052		105,974,052	51,352,458		51,352,458	110,819,740		110,819,740

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

Impact of adopting AIFRS

Reconciliation of profit for the financial year ended 30 June 2005

The following table sets out the expected adjustments to the statements of financial performance of the Company and the consolidated entity for the year ended 30 June 2005

	CONSOLIDATED For the year ended 30June 2005			COMPANY For the year ended 30June 2005		
	AGAAP $	Transition impact $	AIFRS $	AGAAP $	Transition impact $	AIFRS $
Revenue	67,812		67,812	510,864		510,864
Other expenses	5,126,443		5,126,443	2,156,880		2,156,880
Finance costs	850,037		850,037	840,887		840,887
Loss before income tax expense	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Income tax expense	–		–	–		–
Loss for the year	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Attributable to:						
Equity holders of the parent	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Minority interests	–		–	–		–
	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)

Summary of impact of transition to AIFRS on retained earnings

The impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

	CONSOLIDATED $	COMPANY $
Accumulated losses as at 1 July 2004 under AGAAP	31,209,204	29,045,671
Accumulated losses as at 1 July 2004 under AIFRS	31,209,204	29,045,671

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
2(a) Revenue from operating activities				
Warrior royalty trust	0	909,091	0	909,091
Brilliant Gold Reef Project expenses reimbursed	0	0	443,182	520,000
Short term equipment hire	6,705	23,146	6,705	23,146
Interest received	20,945	14,419	20,856	14,416
Grants Received	0	40,405	0	40,405
Sundry income	40,163	2,306	40,122	2,306
Total revenue from operating activities	67,812	989,366	510,864	1,509,363
2(b) Revenue from non-operating activities				
Gross proceeds from sale of shares held as an investment	3,201,989	68,155	0	0

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

		Economic Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
3	Loss from ordinary activities before income tax expense has been arrived at after charging the following items:				
	Depreciation and amortisation of non-current assets	831,531	808,787	828,497	808,787
	Consultancy Fees	248,545	607,111	263,904	474,386
	Contractors	0	97,420	0	7,420
	Staff Costs	788,902	1,397,036	355,862	1,305,696
	Mineral tenement charges	105,223	178,228	105,223	178,228
	Net (gain)/loss on sale of non-current investments	2,350,273	27,025	0	0
	Net loss on write down of non-current investments	0	0	0	0
	Write off of intercompany balance	0	0	0	0
	Bad debts written off	0	0	0	0
	Other expenses from ordinary activities	801,970	1,615,040	603,393	1,846,455
	Total expenses from ordinary activities excluding borrowing costs	5,126,443	4,730,646	2,156,880	4,620,972
4	Auditors' renumeration				
	Audit services:				
	Auditors of the Company — Nexia Court & Co	14,298	15,354	14,298	15,354
	Other services:				
	Auditors of the Company — Nexia Court & Co	12,581	9,220	12,581	9,220
5	Taxation				
(a)	Income tax expense				
	Prima facie income tax benefit calculated at 30% (2004: 30%) on the (loss)/profit from ordinary activities	(1,772,600)	(1,454,313)	(746,071)	(1,265,347)
	Decrease / (Increase) in income tax benefit due to :				
	Permanent differences	59,193	431,506	49,997	679
	Deferred income tax asset not recognised	1,713,407	1,022,807	696,074	1,246,668
	Income tax attributable to net loss for year	0	0	0	0

(b) At 30 June 2005 consolidated deferred tax assets of $ 16,235,209 ($15,493,981 at 30 June 2004) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2004 30%) have not been recognised as an asset.

At 30 June 2005 the parent entity had deferred tax assets of $13,167,781 ($12,426,546 at 30 June 2004) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2004 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the consolidated entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;

(ii) the company and / or the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2005 and 30 June 2004 the consolidated entity had a nil balance on the franking credit account.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

		Economic Entity	
		2005 $	2004 $
6	Earnings per share		
	Weighted average number of ordinary shares used in the calculation of basic earnings per share	458,293,482	356,063,782
	Options on issue at 30 June treated as potential ordinary shares	12,906,999	13,000,000
	Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	471,200,481	369,063,782
	Adjusted net loss used in calculating basic and diluted earings per share	5,908,668	4,847,710

Further details of these securities are contained in Note 16.
Since 30 June 2005 a total of 24,702,876 ordinary shares of the Company have been issued pursuant to share placements.

		Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
7	Cash assets				
	Cash	631,511	717,188	573,586	664,856
		631,511	717,188	573,586	664,856
8	Receivables				
	Current				
	Trade debtor (wholly owned subsidiary)	0	0	2,261,500	1,774,000
	Trade debtor (others)	2,298,086	0	8,086	0
	Loans receivable	0	0	0	0
	Security bonds	22,224	22,224	17,934	17,934
	Prepayments	4,552	2,310	4,552	2,310
	Amounts receivable from wholly owned subsidiaries	0	0	853,597	178,828
	Amounts receivable from partly owned subsidiaries	0	0	0	7,776
		2,324,863	27,535	3,145,669	1,980,849
9	Investments				
	Investment in listed company at valuation	0	5,801,678	0	0
	Less: Provision for diminution in value	0	(249,416)	0	0
		0	5,552,262	0	0

The investment in the listed company consisted of shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Limited. These were sold during the year.

		Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
10	Inventories				
	Current				
	Spare parts and stores - at cost	431,078	431,078	431,078	431,078
	Gold Nuggets	7,727	0	7,727	0
		438,805	431,078	438,805	431,078

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

	ECONOMIC ENTITY		PARENT ENTITITY	
	2005 $	2004 $	2005 $	2004 $
11 PROPERTY, PLANT and EQUIPMENT				
Exploration, Evaluation and Development expenditure				
Costs brought forward in respect of areas of interest	32,244,760	31,006,093	31,989,038	30,750,371
Costs incurred in period	2,470,783	1,339,074	2,470,784	1,339,074
Costs written off during period	0	(100,407)	0	(100,407)
	34,715,543	32,244,760	34,459,822	31,989,038
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Total exploration, evaluation and development expenditure	33,572,555	31,101,772	33,316,834	30,846,050

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT ENTITITY 2005 $	PARENT ENTITITY 2004 $
Mining Tenements — at independent valuation				
Independent valuation brought forward	17,729,925	12,644,625	12,644,625	12,644,625
Cost of tenements acquired during the year	0	5,085,300	0	0
	17,729,925	17,729,925	12,644,625	12,644,625
Net revaluation increment	56,788,000	0	56,788,000	0
Less: Accumulated amortisation	0	0	0	0
Total mining tenements	74,517,925	17,729,925	69,432,625	12,644,625
Freehold Land and Buildings				
– at directors' valuation				
Carrying amount at beginning of year	518,548	518,548	518,548	518,548
Acquired in year	0	0	0	0
Carrying amount at end of year	518,548	518,548	518,548	518,548
Plant and Equipment				
Carrying amount at beginning of year	5,957,414	6,472,977	5,917,589	6,468,304
Additions during year	189,418	293,224	184,118	258,072
Disposals during year	0	0	0	0
Less: depreciation charged in year	(831,531)	(808,787)	(828,497)	(808,787)
Carrying amount at end of year	5,315,302	5,957,414	5,273,210	5,917,589
	113,924,329	55,307,659	108,541,217	49,926,812

All Property, Plant and Equipment was independently revalued as at 30 June 2005.

	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT ENTITITY 2005 $	PARENT ENTITITY 2004 $
PROPERTY, PLANT and EQUIPMENT CARRYING VALUES				
Exploration, Evaluation and Development expenditure at cost	34,715,543	32,244,760	34,459,822	31,989,038
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Carrying value at 30 June	33,572,555	31,101,772	33,316,834	30,846,050
Mining Tenements at Fair Value	74,517,925	17,729,925	69,432,625	12,644,625
Less: Accumulated amortisation	0	0	0	0
Carrying value at 30 June	74,517,925	17,729,925	69,432,625	12,644,625
Freehold Land and Buildings at Directors Valuation	518,548	518,548	518,548	518,548
Less: Accumulated depreciation	0	0	0	0
Carrying value at 30 June	518,548	518,548	518,548	518,548
Plant and Equipment at Fair Value	7,832,289	7,642,871	7,786,607	7,602,490
Less: Accumulated depreciation	(2,516,987)	(1,685,457)	(2,513,397)	(1,684,901)
Carrying value at 30 June	5,315,302	5,957,414	5,273,210	5,917,589
Total Carrying value	113,924,328	55,307,659	108,541,217	49,926,812

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
12 OTHER ASSETS: NON-CURRENT				
Security deposit against restoration costs lodged with Department of Natural Resources and Mines	509,257	504,257	505,304	500,304
Investments in subsidiary companies at cost	0	0	10,597,477	10,597,477
Total other assets — non-current	509,257	504,257	11,102,781	11,097,781
13 PAYABLES				
CURRENT — Trade creditors	337,230	1,139,513	305,021	974,893
Sundry creditors and accrued expenses	1,259,583	1,092,530	1,301,014	1,091,687
Amounts payable to wholly owned subsidiaries	0	0	817,391	254,878
Amounts payable to partly owned subsidiaries	0	0	300,994	132,044
	1,596,813	2,232,043	2,724,420	2,453,501
NON-CURRENT — Amounts payable to wholly owned subsidiaries	0	0	0	0
14 INTEREST-BEARING LIABILITIES				
CURRENT				
Unsecured liabilities — Bank overdraft	0	0	0	0
Loans from director	300,000	333,238	300,000	333,238
Loans from specified director related entities	0	37,070	0	14,664
Loans from other related parties	0	0	0	0
Loans from unrelated parties	0	0	0	0
	300,000	370,308	300,000	347,902
Secured liabilities — Loans from unrelated parties	7,490,514	7,490,514	7,490,514	7,490,514
Lease Liabilities	39,571	45,993	39,571	45,993
	7,530,084	7,536,506	7,530,084	7,536,506
	7,830,084	7,906,814	7,830,084	7,884,408
NON CURRENT:				
Unsecured liabilities — Convertible Notes	1,663,583	1,661,500	1,663,583	1,661,500
	1,663,583	1,661,500	1,663,583	1,661,500
Secured liabilities — Lease Liabilities	20,929	60,500	20,929	60,500
	1,684,512	1,722,000	1,684,512	1,722,000

Security for loan facility

The unrelated party loan facility extended to the Company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the Company; and

(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the Company.

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
15 PROVISIONS: CURRENT				
Employee entitlements	178,388	220,422	178,388	158,845
	178,388	220,422	178,388	158,845

At 30 June 2005 the consolidated entity and the Company had 23 equivalent full time employees (2004: 16)

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
PROVISIONS: NON - CURRENT				
Restoration, rehabilitation and environmental	505,304	500,304	505,304	500,304
Employee entitlements	59,609	29,860	59,609	29,860
	564,913	530,164	564,913	530,164

15 PROVISIONS: NON-CURRENT Cont'd

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal or greater amount held by the Queensland Department of Natural Resources and Mines.

16 CONTRIBUTED EQUITY	Economic Entity		Parent Entity	
	2005	2004	2005	2004
(a) Issued share capital Ordinary shares	458,293,482	418,672,412	73,539,489	68,373,305

(b) Movements in contributed equity of the Company during the year ended 30 June 2005 were as follows:

Date	Details	Number of shares	Issue/(Buy back) price	$
10-September-2004	Ordinary shares issued	17,833,571	12 Cents	$2,140,028
07-December-2004	Ordinary shares issued	11,323,665	15 Cents	$1,698,550
07-December-2004	Ordinary shares issued	789,116	12 Cents	$94,694
07-December-2004	Conversion of options	1,579,717	15 Cents	$236,958
24-January-2005	Ordinary shares issued	1,583,334	15 Cents	$237,500
22-March-2005	Ordinary shares issued	5,184,769	12.5 Cents	$648,096
15-April-2005	Ordinary shares issued	1,326,898	12.5 Cents	$165,862
	Capital raising costs allocated against contributed equity			($55,503)
Total movement for year ended 30 June 2005		39,621,070		$5,166,185
Balance at 30 June 2005		458,293,482		73,539,490

OPTIONS FOR ORDINARY SHARES

(a) The terms, amounts and number of ordinary shares of the company reserved for assuance under options and sales contracts are as follows:

1	Number of 15 cent options on issue at 30 June, each convertible into one ordinary share	12,906,999	
	Exercise price	15 cents	
	Expiry date	6-Dec-06	
2	Number of 15 cent options on issue at 30 June, each convertible into one ordinary share		13,000,000
	Exercise price		15 cents
	Expiry date		1 Jan 2005

(b) Movements in the Company's share options during the year ended 30 June 2005 were as follows:

Date	Details	Number of Options	Price	$
06-December-2004	Issued,exercise price 15 cents,expiry date 6 December,2006	11,323,665	NIL	0
07-December-2004	Conversion of Options expiring 1 January 2005	(1,579,717)	15 cents	(236,958)
01-January-2005	Lapse of Options expiring 1 January 2005	(11,420,283)	15 cents	0
24-January-2005	Issued,exercise price 15 cents,expiry date 6 December,2006	1,583,334	NIL	0
		(93,001)		(236,958)

Number of options on issue at 30 June 2005, each convertible into one ordinary share: Exercise price 15 cents, expiry date 6 December 2006 — 12,906,999

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
17 RESERVES				
(a) Composition:				
Asset revaluation reserve	68,812,824	12,024,824	68,812,824	12,024,824
Capital profits reserve	571,430	571,430	0	0
	69,384,254	12,596,254	68,812,824	12,024,824
(b) Movements:				
Asset revaluation reserve				
Balance at beginning of year	12,024,824	12,024,824	12,024,824	12,024,824
Revaluation Increase during the year	56,788,000		56,788,000	
Balance at end of year	68,812,824	12,024,824	68,812,824	12,024,824
Capital profits reserve				
Balance at beginning of year	571,430	571,430	0	0
Balance at end of year	571,430	571,430	0	0

(c) Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital profits

Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

	Economic Entity 2005	Economic Entity 2004	Parent Entity 2005	Parent Entity 2004
18 ACCUMULATED LOSSES				
Accumulated losses at beginning of year	(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)
Net loss for the year	(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Net Changes in Outside Equity interests	98,701	0	0	0
Accumulated losses at the end of the year	(37,019,171)	(31,209,204)	(31,532,573)	(29,045,671)
19 COMMITMENTS FOR EXPENDITURE				
Finance Lease Commitments				
Payable:				
- not later than one year	44,140	57,180	44,140	57,180
- later than one year but not later than five years	22,520	66,660	22,520	66,660
Minimum lease payments	66,660	22,746	66,660	22,746
Less future finance charges	(6,160)	(17,347)	(6,160)	(17,347)
Total lease liability	60,500	5,399	60,500	5,399

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments

The economic entity and the parent entity have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	Economic Entity 2005	Economic Entity 2004	Parent Entity 2005	Parent Entity 2004
Payable:				
- not later than one year	425,000	231,000	425,000	231,000
- later than one year but not later than five years	805,000	972,000	805,000	972,000
	1,230,000	1,203,000	1,230,000	1,203,000

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Operating lease commitments				
Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than one year	38,140	36,787	38,140	35,901
- later than one year but not later than five years	62,091	0	62,091	0
	100,230	36,787	100,230	35,901

The general terms of the operating lease commitments disclosed above are:

i. a non-cancellable property lease with an term of 3 years. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non-cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

20 POST BALANCE DATE EVENTS

(a) In September 2005 the economic entity offered existing shareholders the opportunity to participate in a share purchase plan and acquire ordinary shares at 12.5 Cents. The offer does not close until 11 October 2005

(b) Since 30 June 2005, a total of 24,702,876 shares have been issued raising $2.44 million.

(c) The unrelated party loan facility of $7,490,514 (refer Note 14) has been extended to 31 July 2006.

(d) International Financial Reporting Standards for reporting periods beginning on or after 1 January 2005 the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The implementation plan and potential impact of adopting AIFRS are detailed in Note 1(r) to the financial statements.

21 RELATED PARTY DISCLOSURES

i. Directors

The names of persons who were directors of Citigold Corporation Limited at any time during the financial year are as follows: J J Foley, M J Lynch, and Dr P B Blood

ii. Remuneration of specified directors and specified executives

		Primary		Post Employment		Equity	Related	Total
Specified Directors	Year	Salary and Fees $	Non-Monetary $	Super annuation $	Retirement benefits $	Options $	Party $	$
M J Lynch — Managing Director	2005	233,000	0	20,970	0	0	0	253,970
	2004	182,000	16,670	16,380	0	0	0	215,050
J J Foley — Non Executive Chairman	2005	33,000	2,169	2,970	0	0	150,000	188,139
	2004	35,000	0	3,150	0	0	0	38,150
Dr P B Blood — Non Executive Director	2005	30,000	0	2,700	0	0	0	32,700
	2004	0	0	0	0	0	0	0
Total Remuneration — Specified Directors	2005	296,000	2,169	26,640	0	0	150,000	474,809
	2004	217,000	18,839	19,530	0	0	0	253,200

During the year 2005, Mark Lynch was based in the UAE.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

		Primary		Post Employment		Equity	Related	Total
		Salary and Fees	Non-Monetary	Super annuation	Retirement benefits	Options	Party	
Specified Executives	Year	$	$	$	$	$	$	$
R J Shand — Company Secretary	2005	77,304	1,992	6,957	0	0	0	86,253
	2004	85,000	1,992	7,650	0	0	0	94,642
C A J Towsey — Chief Operating Officer	2005	106,125	7,190	14,014	0	0	56,890	184,220
	2004	110,873	7,190	9,979	0	0	0	128,042
M Desai — International COO	2005	143,708	0	0	0	0	0	143,708
G Foord — General Manager Engineering	2005	56,442	7,190	38,477	0	0	37,081	139,190
J F Lynch — Site Senior Executive	2005	126,767	7,214	11,120	0	0	0	145,101
	2004	115,540	7,214	10,399	0	0	0	133,153
R J Morrison — Exploration Manager	2005	105,654	0	8,197	0	0	11,363	125,214
	2004	109,080	0	7,718	0	0	0	116,798
Total Remuneration — Specified Executives	2005	616,000	23,586	78,765	0	0	105,334	823,686
	2004	420,493	16,396	35,745	0	0	0	544,488

Totals in respect of 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

The remuneration of directors and executives is reviewed when necessary by the remuneration committee having regard to performance, relevant comparative information and independent expert advice. Renumeration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

The remuneration of non-executive directors is determined by the board of directors within the maximum amount approved by the shareholders from time to time as set out in the parent entity's constitution.

iii. Ultimate controlling Company
In the opinion of the Directors at 30 June 2005 the ultimate controlling company of the group was Citigold Corporation Limited, a company incorporated in Australia.

Controlled Entities
The group consists of Citigold Corporation Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd, Gold Projects Pty Ltd, Great Mines Limited, Deeprock Mining Pty Limited, Charters Towers Mines Pty Limited and Charters Towers Gold FZCO. Details in relation to these controlled entities are set out in Note 22

iv. *At balance date the parent entity had the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies:*
Receivable - $3,115,097 ($1,952,858 at 30 June 2004); Payable - $897,391($254,878 at 30 June 2004). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

21 RELATED PARTY DISCLOSURES Cont'd

v. Directors' Equity Interests

As at 30 June 2005, the direct or indirect interest of directors of the parent entity (including interests held by directors personally related entities) in the *equity instruments of the parent entity was as follows:*

	Balance 01/07/04	Received as renumeration	Options Converted	Net change from other transactions	Balance 30/06/05
Mr M J Lynch	118,768,558	0	706,000	(32,973,045)	85,339,343
Mr J J Foley	34,723,149	0	0	(30,795,902)	4,800,964
Dr P B Blood	0	0	0	0	0

The net change from other transactions for Mr M.J Lynch and his director personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. All of these shares were disposed of in accordance with statutory requirements.

The net change from other transactions for Mr MJ Lynch and his director personally related entities includes 166,500 ordinary shares acquired for 12 cents by Mr MJ Lynch and his director personally related entities under the July 2004 share purchase plan open to all shareholders of the Company on equal terms.

The net change from other transactions for Mr JJ Foley and his director personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. Mr JJ Foley is deemed to have an interest in those shares by virtue of being a director of those companies. All of these shares were disposed of in accordance with statutory requirements.

All other dealings by directors and director personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

As at 30 June 2005, the direct or indirect interest of directors of the Company (including interests held by directors personally related entities) in the options to acquire ordinary shares of the parent entity was as follows:

	Balance 01/07/04	Received as remuneration	Options Converted	Net change from other transactions	Balance 30/06/05
Mr M.J Lynch	8,000,000	0	(706,000)	(7,294,000)	0
Mr J.J Foley	5,000,000	0	(873,717)	(4,126,283)	0
Dr P.B Blood	0	0	0	0	0

The options previously held by directors and director related entities were approved by shareholders at the annual general meeting on 14 December 2001.

The options were vested and exercisable by 1 January 2005. A total of 1,579,717 options were exercised by directors by this date with the balance of 11,420,283 options having expired in accordance with the terms of issue.

vi. Other Transactions of Directors and Director-Related entities

During the year there have been payments made to director and executive related entities for services provided to the economic entity.

The father of a director, Mr MJ Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Citigold Corporation Limited. The fees paid to Mr Lynch snr were based on normal commercial terms and conditions.

The spouse of an executive, Mr CA Towsey, in a personal capacity was paid fees for accounting and book-keeping services on behalf of Citigold Corporation Limited. The fees paid to Mrs Towsey were based on normal commercial terms and conditions.

Mr CA Towsey is a director of Pathfinder Pty Ltd which provided equipment hire to Citigold Corporation Limited. The fees paid to Pathfinder Pty Ltd were based on normal commercial terms and conditions.

Mr G Foord is a director of Prospector Enterprises Pty Ltd which provided IT services to Citigold Corporation Limited. The fees paid to Prospector Enterprises Pty Ltd were based on normal commercial terms and conditions.

Mr RJ Morrison is a partner in Jim Morrison & Associates which provided equipment hire to Citigold Corporation Limited during the year. The fees paid to Jim Morrison & Associates were based on normal commercial terms and conditions.

21 RELATED PARTY DISCLOSURES Cont'd

vi. Other Transactions of Directors and Director-Related entities (Cont'd)

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director related entities:

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Caretaker and shareholder relation fees	48,000	66,000	48,000	66,000
Consultancy fees	178,750	270,000	178,750	270,000
Royalties and lease payments	0	70,000	0	70,000

During the year ended 30 June 2005 and 30 June 2004 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch prior to the takeover by Citigold Corporation in early 2004) made short term unsecured loans to the Company. These loans were made on normal commercial terms and conditions. The balances at 30 June were as follows:

	Economic Entity		Parent Entity	
Amount outstanding at 30 June to Directors and Director Related Entities	2005 $	2004 $	2005 $	2004 $
Mr M J Lynch	300,000	333,238	300,000	333,238
Mr J J Lynch	0	9,664	0	9,664

The aggregate interest expense for the year ended 30 June 2005 in respect of these loans was $34,442 (2004: $27,467.51)

vii. Specified Executives Equity Interests

As at 30 June 2005, the direct or indirect interest of the specified executives of the consolidated entity (including interests held by specified executives personally related entities) in the equity instruments of the Company was as follows:

	Balance 01/07/04	Received as remuneration	Options Converted	Net change from other transactions	Balance 30/0/05
R J Shand	29,675,596	0	0	(29,675,596)	0
C A J Towsey	161,750	0	0	107,916	269,666
J F Lynch	118,213,666	0	0	(32,973,045)	85,920,388
G E Foord	0	0	0	320,000	320,000
R J Morrison	151,000	0	0	115,000	266,000

The net change from other transactions for RJ Shand and her personally related entities includes a total of 29,675,596 ordinary shares in Citigold Corporation Limited held by the subsidiary company Great Mines Limited. RJ Shand is deemed to have an interest in those shares by virtue of being a director of Great Mines Limited. All of these shares were disposed of during the financial year in accordance with statutory requirements.

The net change from other transactions for CAJ Towsey and his specified executive personally related entities includes 66,666 ordinary shares acquired by director personally related entities for 15 cents in December 2004 under a share placement and 40,000 ordinary shares acquired for 12.5 cents in the February 2005 share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for JF Lynch and his specified executive personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. Mr JF Lynch is deemed to have an interest in those shares by virtue of being the brother of Mr MJ Lynch, a director of those companies. All of these shares were disposed of in accordance with statutory requirements. The net change from other transactions for JF Lynch and his specified executive personally related entities includes 166,500 ordinary shares acquired for 12 cents by director personally related entities in the July 2004 share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for GE Foord includes 320,000 ordinary shares acquired for 15 cents in December 2004 under a share placement.

The net change from other transactions for RJ Morrison and his specified executive personally related entities includes on-market sales and purchases for 15 cents in December 2004 under a share placement and 15,000 ordinary shares acquired for 12 cents in the July 2004 share purchase plan open to all shareholders of the company on equal terms.

All other dealings by specified executives and their personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

The following interests in the equity instruments of the parent entity are common to MJ Lynch (director, including his director personally related entities) and JF Lynch (specified executive including his personally related entities) and are therefore duplicated in the directors interests and specified executives interests in equity instruments:

Balance at 1 July 2004	118,312,388
Net change from other transactions	(32,973,045)
Balance at 30 June 2005	85,339,343

22 INVESTMENT IN CONTROLLED ENTITIES

Controlled entities	Country of Incorporation	Class of Shares	Equity Holding 2005 %	Equity Holding 2004 %	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	5th October 1995
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13th January 2000
Gold Management Pty Ltd	Australia	Ordinary	100	100	28th January 2000
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25th January 2000
Great Mines Limited	Australia	Ordinary	100	100	19th March 1984
Deeprock Mining Pty Limited	Australia	Ordinary	81.2	81.2	18th June 1984
Charters Towers Mines Pty Limited	Australia	Ordinary	91.5	91.5	14th March 1984
Charters Towers Gold FZCO	UAE	Ordinary	100	100	11th December 2002

23 FINANCIAL INSTRUMENTS

Consolidated

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

2005	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	631,511	0	0	0	631,511
Security deposits	12,8	509,257	0	0	22,224	531,481
		1,140,768	0	0	22,224	1,162,992
Weighted average interest rate		4.50%				
Financial liabilities						
Payables	13	0	0	0	1,596,813	1,596,813
Interest-bearing liabilities	14	0	7,830,084	1,684,512	0	9,514,597
		0	7,830,084	1,684,512	1,596,813	11,111,410
Weighted average interest rate		9.70%				

2004	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	717,188	0	0	0	717,188
Security deposits	12	504,257	0	0	25,224	529,481
		1,221,445	0	0	25,224	1,246,669
Weighted average interest rate		5.00%				
Financial liabilities						
Payables	13	0	0	0	2,232,043	2,232,043
Interest-bearing liabilities	14	0	7,906,814	1,722,000	0	9,628,814
		0	7,906,814	1,722,000	2,232,043	11,860,858
Weighted average interest rate		8.02%				

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

24 SEGMENT INFORMATION

Business Segments — Primary reporting
The consolidated entity and the parent entity operate in the following single business segment:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Geographical Segments — Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

Primary consolidated segmental reporting	Exploration and development		Unallocated		Consolidated	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
External Revenue	67,812	989,366	0	0	67,812	989,366
Segment result	(5,908,668)	(4,847,710)	0	0	(5,908,668)	(4,847,710)
Segment depreciation and amortisation	(828,497)	(808,787)	(3,034)	0	(831,531)	(808,787)
Segment total other non-cash expenses	0	0	0	0	0	0
Segment assets	117,828,764	62,539,979	0	0	117,828,764	62,539,979
Segment liabilities	11,854,712	12,611,444	0	0	11,854,712	12,611,444
Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period	2,660,201	6,617,191	0	0	2,660,201	6,617,191

25 CONTINGENT LIABILITIES

In 2004 the Company entered into an agreement with the trustee of an unrelated unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of any payments by the Company is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

26 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declaration required under section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

J J Foley
Director

M J Lynch
Director

NEXIA COURT & CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square,
264 Geroge Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements (notes 1 to 26), and the directors' declaration for Citigold Corporation Limited (the "company"), for the year ended 30 June 2005. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controls.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities in the Remuneration Report as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard 1046 and the Corporations Regulations 2001.

Partners

Stephen J Rogers
Ian D Stone
Stuart H Cameron
Paul W Lenton
Anthony Kalogerou
Neil R Hillman
Stephen W Davis
David M Gallery
Peter J Cowdroy
Robert A McGuinness
Kirsten Taylor-Martin
Andrew S Hoffmann
Graeme J Watman
David R Cust

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(CONTINUED)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Inherent Uncertainty regarding Continuing Operations
Under the terms of repayment, the loan of $7,490,514 by Princeton Economics International Ltd (in provisional liquidation) is due 31 July 2006. The total loan, as with operations generally, will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the loan will need to be refinanced, as will operations generally. The directors are confident there will be no shortfall.

As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company and hence the consolidated entity.

Audit Opinion
In our opinion:

1 the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

2 the remuneration disclosures that are contained in the Remuneration Report comply with Accounting Standard 1046 and the Corporations Regulations 2001.

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney; *29 September 2005*

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

1 SHAREHOLDINGS as at 29 September 2005

Distribution of members and their holdings:

Number Held	Number of Shareholders Ordinary Shares*
1 – 1,000	1,190
1001 – 5,000	1,324
5,001 – 10,000	968
10,001 – 100,000	2,268
100,001 and over	647
	6,397

* The number of shareholders holding less than a marketable parcel of $500 was 2,045 based on a market price of 14.5 cents at 29 September, 2005.

Twenty largest shareholders

Name	Number of Shares	% of Issued Share Capital
James Joseph Lynch	68,534,983	14.22
Kok Leong Tan	22,900,000	4.75
JFO Investments Pty Ltd	13,990,311	2.90
Underwriting and Mining Investment Corporation Pty Ltd	9,436,940	1.96
Rosa and Sons Investments Pty Ltd <Rosa & Sons Const S/Fund a/c>	8,275,382	1.72
William Jangsing Lee	8,115,132	1.68
Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson <O'Malley Park a/c>	7,208,857	1.50
John Francis Lynch	5,669,090	1.18
Mr Sidney John Reynolds & Mrs Antoinette Marie Rees	5,665,000	1.18
Miss Lily Lee	5,568,800	1.16
Ms Kheng Lim	5,100,000	1.06
Yahya Mohiulddin Mohammed Yusuf	3,649,635	0.76
Prime Impact Pty Ltd	3,604,841	0.75
Parkes Holdings Pty Ltd	3,500,000	0.74
Pure Gold Pty Ltd	3,034,866	0.63
Fook Lam Investments Limited	3,000,000	0.62
Westpac Custodian Nominees Ltd	2,993,102	0.62
Dr David Michael Wentworth Evans	2,814,500	0.58
Mr Graham Greensmith	2,600,000	0.54
McBride Enterprises Pty Ltd	2,455,000	0.51
	188,116,439	39.06

Substantial shareholders

Shareholders appearing on the Company's register of substantial shareholders as at 29 September, 2005 are as follows:

	Ordinary Shares	
	Number	Percentage
James Joseph Lynch	68,534,983	14.22
Underwriting and Mining Investment Corporation Pty Ltd	9,436,940	1.96

Voting rights

The voting rights attached to each class of security are set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

2. CORPORATE GOVERNANCE

See the Corporate Governance section.

3. CORPORATE DIRECTORY

See the Corporate Directory section.

4. RESTRICTED SECURITIES

At the time of this report there are no ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING

The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 29 September, 2005

The Charters Towers Gold Project is operated solely by Citigold Corporation Limited. The company has a 100% control of the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	ML 1343	ML 1491	ML 10208
EPM 8563	ML 1344	ML 1499	ML 10222
EPM 8564	ML 1347	ML 1521	ML 10282
EPM 10593	ML 10284	ML 1545	ML 1348
EPM 10861	ML 1385	ML 1548	ML 10285
EPM 11067	ML 1387	ML 1549	MLA 10281
EPM 11658	ML 1398	ML 1581	MLA 10283
EPM 13106	ML 1407	ML 1585	
EPM 13182	ML 1408	ML 1586	
EPM 13453	ML 1409	ML 1587	
EPM 13931	ML 1424	ML 1735	
EPM 13932	ML 1428	ML 10005	
EPM 14541	ML 1429	ML 10032	
EPM 15091	ML 1430	ML 10042	
	ML 1431	ML 10048	
MDL 116	ML 1432	ML 10050	
MDL 118	ML 1433	ML 10091	
MDL 119	ML 1472	ML 10093	
MDL 251	ML 1488	ML 10193	
MDLA 252	ML 1490	ML 10196	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

RECEIVED
2005 DEC 30 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2005

REVIEW OF OPERATIONS 2005

Citigold's Assets

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades that produced 6.6 million ounces of gold.

Citigold's assets include a gold processing plant and tailings dam capable of handling 340,000 tonnes per year. Underground mining equipment has been acquired, including a twin-boom drilling jumbo, haul trucks and loaders. Four mines are planned to be developed, taking production to 250,000 ounces per year over a five year period.

The overall Charters Towers Gold Project assets have been independently valued and have increased to $114 million since last year.

Mineral Resources and Ore Reserves

MINERAL RESOURCES

Citigold Corporation released the 'Report on the Inferred Mineral Resources for the Charters Towers Gold Project' in May 2005.

The detailed 100 page report concludes that the **Total Inferred Mineral Resources** are **23 million tonnes at 14 g/t Au containing 10 million ounces of gold** at a cut-off of 3 m.g/t Au.

It was prepared following a lengthy evaluation period by a technical team of geologists recognised as Competent Persons under the JORC code. This is the most extensive study done on the Charters Towers gold resources, covers all mineral tenure including recent acquisitions and brings to account data-based conclusions reached during the mining feasibility study process.

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling in 1,800 drill holes. There are some 1,550 significant drill intersections used. Drilling is outside the previously mined areas, intersecting down-dip and along-strike extensions of previously-mined ore bodies.

Extensive research has been used to derive a robust geological model. There were 33 individual mineralised bodies considered, all located adjacent to each other within the contiguous mineral tenements owned by Citigold Corporation. Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.

Mineral Resources in the Report have only been estimated to 1,200 metres, limited by the deepest drill intersections around 1,270 metres. Based on independent research it is considered reasonable by Citigold that the mineralisation persists to a depth of over 3,000 metres which may provide additional gold resources through future drilling.
The host structures are characterized by good vertical continuity to 1,300m. There are 22 significant drill intersections deeper than 1,000 metres. Only those intersections able to be assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.

At the historical mining cut-off of 9 m.g/t Au, the average of 272 significant drill intersections is 27 m.g/t Au, the same as the in situ resource grade for the historical mining operations. Previous mining produced 6.6 million ounces over a 40 year period. Citigold's Gold Production Plan is scheduled to produce 6.8 million ounces over a 30 year period.

The total tonnage contained within interpreted structures was estimated to be some 74 million tonnes, which Citigold heavily discounted by 70% based on the known payabilities of the structures from previous mining. No tailings or stope fill are included in any Resource category at this time.

In August 2005 Citigold announced the **total Indicated Mineral Resources for the Charters Towers Gold Project of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold** at a cut-off of 7 g/t Au, rounded to two significant figures. The Indicated Mineral Resources are contained within the current overall 10 million ounce gold Inferred Mineral Resource (23 million tonnes at 14 g/t Au).

ORE RESERVES

The total **Probable Ore Reserves for the overall Charters Towers project are 800,000 tonnes at 13 g/t Au containing 330,000 ounces of gold** at a 7 g/t Au cut-off, rounded to two significant figures.

The 64 page report was released on 22 August 2005 titled "Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project". The report is prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

The various risk factors impacting on tonnage, grade and gold price estimates were examined. Citigold believes it has quantified the confidence levels to an acceptable level of commercial risk for its Charters Towers project.

The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

The Company used US$430 per ounce equivalent to A$558 at an exchange rate of 0.77 for its estimates of gold Reserves. The minimum daily average Australian dollar gold price over the last five years showed a variation of over 30% from high to low but generally remained within a band of A$500 to A$600 per ounce with a mid-point of A$557. The variation in gold price at any time is outside the control of Citigold.

The Probable Ore Reserves of the Charters Towers project were derived from the total Indicated Mineral Resources of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures.

The full detailed reports are on Citigold's web site at - www.citigold.com - then click>Reports<click>ResearchReports and are recommended reading for shareholders, investors and analysts.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

Warrior Gold Mine

The Warrior gold mine is the first mine being developed under the Gold Production Plan. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The development time for gold production at Warrior has lengthened considerably since commencement of works. This rescheduling has been in keeping with development funding applied to the project at a particular time. Despite slower progress to date the project remains on target to be profitable and within overall budget.

Work continued during the year and the 950-metre access tunnel (Decline) reached the 330 metre mark in September 2005. Mechanised mining commenced after the first two bends in the decline path were completed. On successful completion of the Decline, two production levels will be developed and a ventilation shaft raise-bored from the surface. The project can then commence gold production.

The Warrior mine starts off as a modest 40,000 ounce per year gold producer. Due to the large size of the surrounding structure, the production profile of this mine could grow over the years into a long life mining operation. The Warrior structure is two kilometres long and the Inferred Mineral Resource at Warrior is 2 million tonnes @ 13.5 g/t gold containing 840,000 ounces. The Warrior gold structure, which includes the Warrior East (current mining) and Warrior West deposits, is sub parallel to the five kilometre long City lodes and has a similar dip to the north. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

Gold Production Plan

The Gold Production Plan (GPP) outlines the strategy which the Company proposes to adopt to take profitable gold production to 250,000 ounces per year over a five-year exploration, development and production period and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.

The GPP developed by Citigold's technical team is based on known gold Mineral Resources, 147 km of drilling and historically-proven payabilities.

The Gold Production Plan has the following features:

• Gold Mineral Resource	10 million ounces 23 million tonnes @ 14 g/t
• Total planned gold production over 30 years	6.8 million ounces
• Gold production rate	250,000 ounces per year
• NPV of project at discount rate of 10%	A$428 million (before tax)
• Internal Rate of Return	54%
• Gold production cost	A$217/ounce
• Capital requirements	A$182 million over 5 years
• Life of project total revenues	A$3,929 million
• Cash flow surplus	A$1,824 million (undiscounted)
• Gold price (US$400@A$1=US$0.70)	A$571/ounce

Successful implementation of the Gold Production Plan may make Citigold one of the world's 20 largest, listed gold producers.

Financial Statements

The Financial Statements of Citigold Corporation for the year ended June 2005 are included in this report.

Since formation of the Company, Citigold has undertaken extensive exploration, research and development of the rich Charters Towers goldfield. This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the processing plant and tailings dam and obtain the necessary environmental and operating permits.

This investment is now represented in the consolidated net assets of the Citigold group. The increase of A$56 million since 2004 followed a revaluation of the flagship Charters Towers Gold Project assets. The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. Their value has now been substantially upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

As we undertake the research and development, we do not expect to return profits until the mines outlined in the Gold Production Plan are in gold production. This is common practice for an exploration company. As we progress towards gold production from the Warrior gold mine, it is expected that profits will be generated from future operations.

Since formation, Citigold has raised an average of approximately $3 - $5 million annually in equity capital to fund development.

The Gold Production Plan schedules that at full capacity, the Charters Towers project will have annual operating surpluses that will continue for many years. During this period, considerable returns on the investment made are expected.

Currently, the selling price of refined gold is particularly buoyant and showing signs of increased gains in the longer term. This positive outlook, indicating profitability for gold producers, may also be reflected in the expectations of exploration and development companies.

Shareholder Relations

During the year shareholders of Citigold Corporation showed strong support for the Company. The Company's share purchase plans were very well received by shareholders. This patience and support was rewarded this year with the formal quantification of the 10 million ounces of gold Mineral Resources at Charters Towers. This is a strong asset base on which the Company can move forward.

Since Citigold first listed on the Australian Stock Exchange our number of local and overseas shareholders have risen by ten-fold from the original 600 on Christmas Eve 1993 to nearly 6,500.

Newsletter - To enhance the company's policy of effective communication with shareholders and the investment market, Citigold Corporation commenced publishing an electronic newsletter. This newsletter is released on a monthly basis and its aim is to be informative and educational about Citigold's business. The newsletter is not intended to be a technical publication but a user friendly and informative commentary on various parts of Citigold's business.

The Citigold team remains very proud of the gold asset and business it has built for shareholders. We endeavour to communicate with our shareholders and encourage shareholders to visit the mine site at Charters Towers. Shareholders who visit the mine site gain a good appreciation of our gold operations and are impressed with the staff, the quality and quantity of work that has been undertaken.

During the year the international shareholder base for the company expanded. This internationalization of the Company we believe will broaden the investor appeal of the Company.

TRIBUTE TO FOUNDER 1917-2005

Citigold Corporation's "founding father", Mr James Joseph 'Jim' Lynch (1917-2005) achieved much during his lifetime before passing away in Charters Towers on Saturday 2 July, aged 87 years. It is with regret that the Company notes the accidental death of its founder and major shareholder.

The great legacy he created for Citigold is the ownership of the entire Charters Towers goldfield. Jim had foresight in recognizing its huge potential and a determination to realize his vision. This clear vision entailed amalgamating and re-developing the goldfield into one giant gold mine.

Jim Lynch was an inspiration to all who knew him. His positive outlook, determined will and good health enabled him to enjoy life and always feel well. He was always able to focus on the big picture and the many shareholders he considered to be family and friends.

He was laid to rest at Charters Towers in his last 'mining lease' near the historic graves of miners and goldfield legends from the 1800's and early 1900's.

Regional Exploration

The ongoing successful exploration by the Company's geologists continues to confirm the magnitude of the rich goldfield and the extent of gold mineralisation. Citigold's mineral tenements at Charters Towers cover an area of about 200 square kilometres.

A large mining lease application, MLA 10283, covering the deeper sections of the Charters Towers City gold reef systems, was recommended for grant as a Mining Lease. The land covers 3.34 square kilometres over the northern section of the City of Charters Towers. Past drilling and studies show that structures containing part of Citigold's 10 million ounce gold resource should continue deeper into this area from 1,000 metre deep to 2,000 metre deep. This achievement demonstrates that the Citigold team continues to have a close working relationship with the local Charters Towers communities.

EXPLORATION ACTIVITIES

A new Exploration Permit EPM 14541 (Black Jack Footwall) was granted by the Queensland Department of Natural Resources and Mines. This covers an area of 12 square kilometres, and abuts the western boundary of the Black Jack mining leases and the gold processing plant. The exploration target of 500,000 to one million ounces in extensions and parallel repeats of the Black Jack gold vein system.

Rock chip assays from the Goldfinch deposit 2.2 km south-southeast of the processing plant returned values of 16 g/t Au and 17 g/t Au over narrow widths. These results further confirm the typical Charters Towers style of narrow quartz veins with high grades. The Goldfinch deposit comprises 10 parallel veins trending north-northwest over an area of 450m x 550m, and the mineralized system appears to be an extension of the New Swedenborg line of workings.

On EPM 13453, detailed geological mapping and sampling continued at the GSQ224714 prospect, located 3.8 km east of the processing plant, GSQ230714 (located 4.7 km east of the plant) and the GSQ221708 prospect, 3.9 km ESE of the processing plant.

Work continued on EPM 10593 at the Clara and Christmas Box deposits 2.7km east-northeast of the processing plant, and the GSQ208730 and GSQ200728 prospects, located 2.6 km and 1.8 km respectively ENE of the processing plant.

On EPM 13106, mapping and sampling was completed at the Republic-Lady Musgrave workings located 3.8 km south of the processing plant.

EPM 13932 is centred about 12 kilometres northeast of the gold processing plant and extends for 19 kilometres northwards from a point 12 km due west of the processing plant. Some 49 reconnaissance soil geochemical samples were collected and located a weak gold anomaly in the *Tara* area 16 km WSW of Charters Towers. Preparation for follow-up work on this gold anomaly has commenced.

Detailed geological mapping and selected rock chip sampling was undertaken at 17 other gold prospects, including the delineation of old workings and mineralisation over a strike length of 1.6 km at *Gregory's Try Again* 14 Km south of Charters Towers, and over 1.1 km at *Mafeking* 6 km ESE of Charters Towers. In addition a possible 800m extension of NE from *Bonnie Doon* was identified beneath alluvial cover 7 km SE of Charters Towers. The mineralisation is Charters Towers mesothermal style with the gold predominantly found in sulphides in narrow quartz reefs hosted within kilometre scale sheet-like lode formations. A total of 75 rock chip samples were assayed. Nine quartz vein samples assayed over 2 g/t Au, including 11.4 g/t Au and 73.7 g/t Au (niche sample) from *Gregory's Try Again*, and 26.6 g/t Au from *Mafeking*.

Detailed geological mapping and selected rock chip sampling was undertaken at *E3 (Warrior East)*. The mineralisation appears to be overlain by lateritised Tertiary sediments. A total of 5 rock chip samples were assayed. Two quartz vein samples assayed over 2 g/t Au, with the maximum being 16 g/t Au. The Warrior structure has been traced by surface mapping and drilling over a two kilometre length from Warrior East to Warrior West, and is regarded as a continuous structure. The Warrior gold mine is currently being developed to access the eastern end of this structure.

Brilliant Gold Reef Project (BGRP)

In 2001, a separate sublease was created over the central mining tenements, called the Brilliant Gold Reef Project. The Project was established as a joint venture to undertake exploration and gold production and allowed investors to 'farm-in'.

Gold Projects, a wholly owned subsidiary retains about 97% of the units. The BGRP is a managed investment scheme controlled by a Responsible Entity for all investors.

Funds raised were fully expended in the completion of 3,927 metres of drilling from the surface and underground. A further public offer to raise the balance of the funds did not proceed, as the Company was unable to obtain a further product ruling for the Project from the Australian Taxation Office.

Citigold is currently maintaining the Project and all the associated costs.

The Company is considering various ways to optimise the structure of the BGRP in order to advance the project. To ensure the most reasonable outcome is achieved for all parties, extensive legal and taxation advice is being obtained.

International Office

Citigold has developed a dynamic international gold strategy to be implemented over the next few years. This strategy follows an increased understanding of the international gold market by Citigold and the ultimate customers for the trusted and beautiful yellow metal.

The Company's initiative in establishing a presence in Dubai, UAE has been beneficial in increasing awareness of Citigold in the region. The office has initiated several joint venture discussions. Citigold is seeking joint ventures that are in a form that is expected to add value to Citigold and its shareholders. It is a matter of doing the right deal where both joint venture parties benefit.

During the year, a presentation was made to a Singapore conference sponsored by the Australian Stock Exchange to promote the purchase of Australian shares in Singapore and discussions held with Singapore investors and bankers.

Last year we activated the American Depository Receipts ('ADR') program in the U.S.A. Each ADR represents 20 Citigold Corporation shares. The Company's ADR's are now tradable in the U.S.A. marketplace under the new code of 'CTOHY'. The ADR program is administered by the Bank of New York ('BNY'). Citigold is not yet widely known in this marketplace and further efforts are required.

Additionally Citigold was advised in November 2004 by the German brokerage firm Berliner Freiverkehr (Aktien) Ag that the Company's stock was now tradable on the Berlin Bremer stock Exchange. The symbol of Citigold Corporation is "CHP", and the German Cusip Number is AU000000CTOO 892606.

Health and Safety

The company had another successful year, achieving its goal of no serious incidents or Disabling or Lost Time Injuries reported following the resumption of underground mining operations. The company manages its safety and health risk with a risk management system based on that developed by the National Occupational Safety Association (NOSA).

Citigold implements a system of Standard Operating Procedures (SOPs) as an accepted method of risk assessment and management. The SOPs are developed from a series of Job Safety Environmental Analyses (JSEAs). From these analyses, which illustrate the dangers and hazards present, SOPs are created. The SOPs are reviewed annually and updated earlier if situational changes occur. These safety procedures are an integral part of mining legislation in Queensland.

Safety and Health Performance - The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for 2005 financial is zero. In the 12 years that the Company has been in operation, there have been no fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2005, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics as it includes injuries where no time is lost.

Key Performance Indicator	Year ended June 30 2002	Year ended June 30 2003	Year ended June 30 2004	Year ended June 30 2005
FIFR	0	0	0	0
LTIFR	32	0	0	0
DIFR	32	0	0	0

Environment and Community

The Company had no reportable environmental incidents during 2005. The Board, management and staff of Citigold fully support a formal environmental policy which states that:

> *'Citigold Corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically-feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum.'*

Citigold's environmental practices are monitored by the Queensland Environmental Protection Agency (EPA) and the Department of Natural Resources and Mines. Citigold operates under approved Environmental Authorities issued by the EPA and in compliance with our Plan of Operations submitted to the agency.

The Chief Operating Officer has been appointed to the Cyanide Management Sub-committee of the Australian Gold Council ("AGC"). The Sub-committee has been formed by the AGC to implement the International Cyanide Management Code in Australia. This proactive Code is aimed at eliminating hazards associated with chemical extraction of gold in Australia.

COMMUNITY

The Australian Gold Council Gold Week celebrations were held in April 2005. Citigold opened its Warrior and surface operations to the public on April 16 and over 100 visitors took the opportunity to examine the Company's project first-hand.

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with local community activities including the National Trust, schools, sports, Country Music Festival and rodeos.

DIRECTORS' REPORT

Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June 2005 and the auditor's report therein.

DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: **J J Foley, M J Lynch,** and **P B Blood.**

Name and qualifications	Age	Experience	Special Responsibilities
J J Foley BD, LLB, BL (Dub) Appointed 02/07/1993	67	Non-executive; Chairman 11 years, Deputy Chairman 6 months Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.
M J Lynch FAICD Appointed 02/07/1993	48	Managing Director for 11.5 years Former director of several companies involved in the mining industry Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council and Fellow of the Institute of Company Directors.	Managing Director Member of Health, Safety and Environment committee.
P B Blood PhD, BSc Agr, DIC Appointed 26/05/2004	65	Non – executive Director for 1 year Former Professor of Finance – School of Business, Bond University Qld Dr Blood has particular skills in the areas of finance and administration. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.

Company Secretary

Mrs Roslynn J Shand BA, LLB was appointed to the position of company secretary on 15 September 2000. Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practice as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has considerable experience in the company secretarial area.

Meetings of Directors
The number of directors' meetings (including board committees) held and the number of meetings attended by each director during the year ended 30 June 2005 were:

	Board Meetings	Audit & Finance	Health, Safety & Environment **	Remuneration
No. of meetings held	12	2	**	1
No. of meetings attended by:				
J J Foley	12	2	**	1
M J Lynch	12	*	**	*
P B Blood	12	2		1

** Not a member of the relevant committee*
*** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.*

Directors' interests
The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with s205G (1) of the Corporations Act, at the date of this report is detailed in the following table.

Director	Ordinary shares	Options
J J Foley	4,723,418	Nil
M J Lynch	2,174,724	Nil
P B Blood	Nil	Nil

PRINCIPAL ACTIVITIES
During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

DIVIDENDS – CITIGOLD CORPORATION LIMITED
No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 418,672,412 to 458,293,482 as a result of:

- Placement of ordinary shares @ 15 cents	11,323,665
- Share Purchase Plan allotment @ 12 cents	789,116
- Options exercised @ 15 cents	1,579,717
- Placement of ordinary shares @ 15 cents	1,583,334
- Share Purchase Plan allotment @ 12.5 cents	5,184,769
- Share Purchase Plan allotment @ 12.5 cents	1,326,898

Net cash received was used to continue the exploration and development activities of the Company.
See Note 16 of the Financial Statements.

(b) Revaluation of assets

The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. The Property Plant & Equipment of the Company was valued as at 30 June 2005. The value of the mining tenements has now been substantially upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

POST BALANCE DATE EVENTS
Details of Post Balance Date Events are disclosed in Note 20 to the Financial Statements.

REVIEW OF OPERATIONS
A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS
Likely developments in the operations of the consolidated entity are:

(a) the continuation of exploration activity aimed at increasing resources and reserves,
(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

INDEMNIFICATION AND INSURANCE
During the financial year the Company paid premiums to insure all Directors and Officers of the Company against claims brought against the individual while performing services for the Company and against expenses relating thereto, other than conduct involving a wilful breach of duty in relation to the Company. Under the terms and conditions of the insurance contract, the nature of liabilities insured against and the premium paid cannot be disclosed.

The Company has not otherwise, save as enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or
(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

ENVIRONMENTAL REGULATIONS
The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident	major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident	significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.
Level 3 incident	minor non compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident	non compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

	Level 1	*Level 2*	*Level 3*	*Level 4*
Incidents	-	-	-	-

The Company has an internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

Audit/Non Audit Services and Auditor Independence
The fees paid or payable for services provided by the auditor of the Company are set out in Note 4 of the Financial Statements.

During the year Nexia Court & Co, the Company's auditor, has performed certain other services in addition to their statutory duties. The board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act.

Auditor's independence declaration under Section 307C of the Corporations Act 2001

To the Directors of Citigold Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the financial year ended 30 June 2005 there have been:

- No contravention of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants
Sydney
29 September 2005

Stuart H Cameron
Partner

Signed in accordance with a resolution of the directors

J J Foley
Chairman
29 September, 2005

M J Lynch
Director

CORPORATE GOVERNANCE

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the consolidated entity is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the Company has in place policies and practices that are generally consistent with those set out in the recommendations. In the limited circumstances where the Company's corporate governance practices do not correlate with the recommendations, the Company does not consider that the practices are appropriate for the Company due to the size of the Company or its Board. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principal 3:	Promote ethical and responsible decision making
Principal 4:	Safeguard integrity in financial reporting
Principal 5:	Make timely and balanced disclosure
Principal 6:	Respect the rights of shareholders
Principal 7:	Recognise and manage risk
Principal 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders.

Board Composition

The Board is comprised of three (3) Directors, being 2 non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr J J Foley had business dealings with the consolidated entity during the year, as described in note 21 to the financial statements. Mr J J Foley declared his interests in those dealings to the company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr M J Lynch had business dealings with the consolidated entity during the year, as described in note 21 to the financial statements. Mr M J Lynch declared his interests in those dealings to the company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board covering the areas of legal, finance and operations.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

Board Committees

The Board has established a number of committees to assist the execution of its duties. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

Current committees of the Board are:

- the audit & finance committee
- the remuneration committee
- the health, safety and environment committee

The Board reviews at appropriate times its performance and the performance of the Board committees. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings and the outcomes are documented together with the goals set.

The company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election.

Audit & Finance Committee
The audit & finance committee consists of the following non-executive directors: JJ Foley (Chairman) and PB Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering
    - effectiveness and efficiency of operations
    - reliability of financial reporting
    - compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

The Chief Executive Officer and Chief Financial Officer confirm that the financial statements for the year ended 30 June 2005 represent a true and fair view and are in accordance with relevant accounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the annual general meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee
The health, safety & environment committee consists of the following executive and non-executive directors: JJ Foley, PB Blood and MJ Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

Remuneration Committee
The remuneration committee consists of the following non-executive directors: JJ Foley and PB Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for directors and senior executives. Independent advice and industry information may be obtained from time to time on the appropriateness of remuneration packages.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration packages do not have guaranteed based or performance based components.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only 3 Directors. The Board as a whole is able to efficiently address the issue of board competencies.

Further information on the remuneration paid to all directors' plus at least the five highest paid officers is set out in the Remuneration Report and note 21 to the financial statements.

Risk Management
Due to the size of the Board, a separate risk management committee has not been established. The Board believes that it is crucial for all Board members to take a proactive role to the company's risk management and internal compliance and control systems. Accordingly, the Board as a whole is responsible for the company's system of internal controls. The Board constantly monitors the financial and operational aspects of the company's activities and considers the advice of the external auditor and other external advisors.

Independent Professional Advice
Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

Shareholder communication
Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The annual general meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the Company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.

Disclosure and Ethical Standards
All directors, executives and staff of the consolidated entity are aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the Company's securities and appropriate standards of ethical conduct with regard to the operation of the consolidated entity.

A Code of Conduct (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to ensure it reflects industry standards of integrity and professionalism. The Code covers:

- professional conduct
- other employees
- conflicts of interest
- customer and supplier relations
- compliance with laws and regulations
- confidential information

REMUNERATION REPORT

The Remuneration Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed by the Committee when necessary having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and use of motor vehicles.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement. Except for the Managing Director/Chief Executive Officer, Mr Mark Lynch, all executives are permanent employees of the Company. Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. This agreement is for a term of 6 years, commencing January 1 2003 and terminating on December 31 2008. The Employer may terminate upon 3 months notice. In the event the termination is by reason of circumstances that the Employer cannot fully utilise the services of the Managing Director, the Managing Director is entitled to payment of a cash amount equal to three years of employment. No such payment is to occur if the termination is due to a substantial breach of the agreement's terms and conditions and the Company has proven such breach.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. The fees have been determined by the Board having regard to industry practice and the need to obtain appropriately qualified persons. Non-executive directors are also entitled to statutory superannuation.

Details of the nature and amount of each element of the remuneration of each director of Citigold Corporation Limited and at least each of the 5 officers of the Company and the consolidated entities receiving the highest remuneration are set out in the following tables.

Non-executive Directors of Citigold Corporation Limited

Name	*Directors' Annual Fee ($)*	*Retirement benefits*	*Superannuation ($)*	*Related Party Payments*	*Other Benefits*	*Total ($)*
J J Foley – *Chairman*	33,000	Nil	2,970	150,000	2,169	188,139
P B Blood – *Director*	30,000	nil	2,700	nil	nil	32,700

Executive Director and other Officers of Citigold Corporation Limited

Name	*Salary ($)*	*Retirement benefits*	*Superannuation ($)*	*Other Benefits*	*Related Party Payments*	*Total ($)*
M J Lynch – *Managing Director*	233,000	nil	20,970	nil	nil	253,970
C A J Towsey – Chief Operating Officer	106,125	nil	14,014	7,190	56,890	184,219
M Desai – International COO	143,708	nil	nil	nil	nil	143,708
J F Lynch – Site Senior Executive	126,767	nil	11,120	7,214	nil	145,101
G E Foord – General Manager Engineering	56,442	nil	38,477	7,190	37,081	139,190
R J Morrison – Exploration Manager	105,654	nil	8,197	nil	11,363	125,214
R J Shand – Company Secretary	77,304	nil	6,957	1,992	nil	86,253

Statements of financial performance

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES
For the year ended 30 June 2005

	Note	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004
Revenue from ordinary activities	2	**67,812**	**989,366**	**510,864**	**1,509,363**
Total revenue from ordinary activities	2	**67,812**	**989,366**	**510,864**	**1,509,363**
Expenses from ordinary activities excluding borrowing costs	3	(5,126,443)	(4,730,646)	(2,156,880)	(4,620,972)
Borrowing costs expense		(850,037)	(1,106,430)	(840,887)	(1,106,215)
Loss from ordinary activities before related income tax expense / revenue		**(5,908,668)**	**(4,847,710)**	**(2,486,903)**	**(4,217,824)**
Income tax expense / revenue relating to ordinary activities	5(a)	0	0	0	0
Loss from ordinary activities after related income tax expense / revenue		**(5,908,668)**	**(4,847,710)**	**(2,486,903)**	**(4,217,824)**
Net loss attributable to members of the parent entity		**(5,908,668)**	**(4,847,710)**	**(2,486,903)**	**(4,217,824)**
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**(5,908,668)**	**(4,847,710)**	**(2,486,903)**	**(4,217,824)**
Basic earnings per share	6	**(1.3)**			
Diluted earnings per share	6	**(1.3)**			

The accompanying notes form part of these financial statements.

Statements of financial position

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

As at 30 June 2005

		Note	Economic Entity 2005 $	2004 $	Parent Entity 2005 $	2004 $
Current assets	Cash assets	7	631,511	717,188	573,586	664,856
	Receivables	8	2,324,863	27,535	3,145,669	1,980,849
	Other financial assets	9	0	5,552,262	0	0
	Inventories	10	438,805	431,078	438,805	431,078
	Total current assets		**3,395,179**	**6,728,063**	**4,158,060**	**3,076,783**
Non-current assets						
	Property, plant and equipment	11	113,924,328	55,307,659	108,541,217	49,926,812
	Other financial assets	12	509,257	504,257	11,102,781	11,097,781
	Total non-current assets		**114,433,585**	**55,811,916**	**119,643,998**	**61,024,593**
Total assets			**117,828,764**	**62,539,979**	**123,802,058**	**64,101,376**
Current liabilities						
	Payables	13	1,596,814	2,232,043	2,724,420	2,453,501
	Interest-bearing liabilities	14	7,830,084	7,906,814	7,830,084	7,884,408
	Current tax liabilities		0	0	0	0
	Provisions	15	178,388	220,422	178,388	158,845
	Total current liabilities		**9,605,287**	**10,359,280**	**10,732,892**	**10,496,754**
Non-current liabilities	Payables	13	0	0	0	0
	Interest-bearing liabilities	14	1,684,512	1,722,000	1,684,512	1,722,000
	Provisions	15	564,913	530,164	564,913	530,164
	Total non-current liabilities		**2,249,425**	**2,252,164**	**2,249,425**	**2,252,164**
Total liabilities			**11,854,712**	**12,611,444**	**12,982,318**	**12,748,918**
Net assets			**105,974,052**	**49,928,535**	**110,819,740**	**51,352,458**
Equity	Contributed equity	16	73,539,489	68,373,305	73,539,489	68,373,305
	Asset revaluation reserve	17	68,812,824	12,024,824	68,812,824	12,024,824
	Capital profits reserve	17	571,430	571,430	0	0
	Accumulated losses	18	(37,019,171)	(31,209,204)	(31,532,573)	(29,045,671)
	Total Parent Entity Interest		**105,904,573**	**49,760,355**	**110,819,740**	**51,352,458**
	Outside equity Interests		**69,479**	**168,180**	**0**	**0**
Total Equity			**105,974,052**	**49,928,535**	**110,819,740**	**51,352,458**

The accompanying notes form part of these financial statements.

Statements of cash flows

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities				
GST refunded by ATO	0	0	0	0
Brilliant Gold Reef Project exploration fees	0	0	0	0
Other cash receipts	46,868	42,711	46,827	42,711
Sale of Warrior Trust Royalty	0	909,091	0	909,091
Cash receipts in the course of operations	**46,868**	**951,802**	**46,827**	**951,802**
Other payments to suppliers and employees	(2,427,468)	(3,278,134)	(1,453,262)	(3,296,184)
GST paid to ATO	(126,403)	(285,543)	(126,403)	(285,543)
Cash payments in the course of operations	**(2,553,871)**	**(3,563,677)**	**(1,579,665)**	**(3,581,727)**
Interest received	20,945	14,419	20,856	14,419
Borrowing costs paid	(850,037)	(814,667)	(840,887)	(814,667)
Net cash used in operating activities	**(5,543,966)**	**(3,412,123)**	**(2,352,869)**	**(3,430,173)**
Cash flows from investing activities				
Payments for property, plant and equipment	(189,418)	(293,224)	(184,118)	(258,072)
Payments for other assets	(12,727)	0	(12,727)	0
Payments for:				
Exploration, evaluation and development expenditure	(2,470,783)	(814,233)	(2,470,784)	(814,233)
Loans to other entities	0	0	0	0
Proceeds from sale of shares	3,201,989	68,155	0	0
Net cash provided by / (used in) by investing activities	**529,061**	**(1,039,302)**	**(2,667,629)**	**(1,072,305)**
Cash flows from financing activities				
Proceeds from issues of shares	4,929,228	2,722,866	4,929,228	2,722,866
Proceeds of borrowings	0	230,000	0	230,000
Cash repayment of borrowings	0	0	0	0
Proceeds of convertible note issue	0	1,661,500	0	1,661,500
Net cash provided by financing activities	**4,929,228**	**4,614,366**	**4,929,228**	**4,614,366**
Net (decrease) / increase in cash held	**(85,676)**	**162,941**	**(91,270)**	**111,888**
Cash at the beginning of the financial year	**717,188**	**554,247**	**664,856**	**552,968**
Cash at the end of the financial year	**631,511**	**717,188**	**573,586**	**664,856**

The accompanying notes form part of these financial statements.

Notes to the statements of cash flows

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

For the year ended 30 June 2005

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Cash	631,511	717,188	573,586	664,856
Current interest bearing liabilities	0	0	0	0
	631,511	**717,188**	**573,586**	**664,856**

(ii) Reconciliation of net cash (used in)/provided by operating activities to net (loss)/profit

	Economic Entity 2005	Economic Entity 2004	Parent Entity 2005	Parent Entity 2004
Net loss for year	(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
Non-cash items				
Depreciation and amortisation	831,531	808,787	828,497	808,787
Conversion of options	236,956	0	236,956	0
(Decrease)/Increase in operating provisions	(7,282)	82,571	54,292	20,994
(Decrease)/Increase in operating creditors	(749,447)	559,354	179,108	672,310
loss on sale of investments	2,350,273		0	0
(Increase) / Decrease in operating receivables	**(2,297,328)**	**(15,125)**	**(1,164,820)**	**(714,439)**
Net cash (used in)/provided by operating activities	**(5,543,966)**	**(3,412,123)**	**(2,352,870)**	**(3,430,173)**

(iii) Financing Facilities

	Economic Entity 2005	Economic Entity 2004	Parent Entity 2005	Parent Entity 2004
The total facilities available are:	7,790,514	7,790,514	7,790,514	7,790,514
Facilities utilised at balance date:	7,881,129	7,601,453	7,881,129	7,601,453
Facilities not utilised/(exceeded) at balance date:	(90,615)	189,061	(90,615)	189,061

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

e) Borrowing costs

Borrowing costs include interest and costs that are directly attributable to the borrowing.

f) Taxation - Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

g) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

h) Valuation of non-current assets

Plant and equipment is carried at cost or fair value as at 30 June 2005 less accumulated depreciation.

i) Inventories

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

j) Investments

Controlled entities

All controlled entities in which the Company has an investment are fully owned except Deeprock Mining Pty Ltd (81.2% owned) and Charters Towers Mines Pty Ltd (91.5% owned).These investments are eliminated in the financial statements on consolidation.

k) Exploration, evaluation and development expenditure

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

l) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

m) Depreciation and amortisation

Useful lives

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2005	2004
Plant and equipment	13-20%	13-20%
Computer equipment	27-40%	27-40%
Motor vehicles	20%	20%

n) **Payables**
Liabilities are recognised for amounts to be paid in the future for goods or services received.

o) **Employee entitlements**

Wages, salaries and annual leave
The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan
The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

p) **Provisions**
A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

q) **Restoration**
Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites

- the impact of changes in environmental legislation.

r) **Adoption of Australian Equivalents to International Financial Reporting Standards**
International Financial Reporting Standards (IFRS) will be introduced in Australia for financial years commencing on or after 1 January 2005. The consolidated entity's management are continuing to assess the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the consolidated entity's accounting policies which will arise from the adoption of IFRS are:

- Impairment of assets

The consolidated entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets' use and subsequent disposal. In terms of AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under existing policy.

- Income Tax

Currently, the consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the consolidated entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of timing and permanent differences between taxable income and accounting profit.

- Exploration and Evaluation of Mineral Resources

AASB 6 "Exploration for and Evaluation of Mineral Resources" continues to allow companies either to expense exploration and evaluation costs as incurred or to partially or fully capitalise costs on an area of interest basis. Under AASB 6, if facts and circumstances suggest that the carrying amount of any recognised exploration and evaluation asset may be impaired, the consolidated entity must perform impairment tests on those assets and measure any impairment in accordance with AASB 136 "Impairment of Assets". Impairment of exploration and evaluation assets is to be assessed at a cash generating unit or group of cash generating units level provided this is no larger than an area of iterest. Any impairment loss is to be recognised as an expense in accordance with AASB 136. It is anticipated that it is unlikely that the requirements of this standard will have a material impact on the financial position of the consolidated entity.

Impact of adopting AIFRS

Summary of transitional adjustments

The following table sets out the expected adjustments to the statements of financial position of the Company and the consolidated entity at transitic period balance sheet as at 30 June 2005.

Reconciliation of equity

	CONSOLIDATED 01-Jul-04			CONSOLIDATED 30-Jun-05			THE COMPANY 01-Jul-04	
	AGAAP $	Transition impact $	AIFRS $	AGAAP $	Transition impact $	AIFRS $	AGAAP $	Transition impact $
ASSETS								
Current assets								
Cash	717,188		717,188	631,511		631,511	664,856	
Receivables	27,535		27,535	2,324,863		2,324,863	1,980,849	
Inventories	431,078		431,078	438,805		438,805	431,078	
Other financial assets	5,552,262		5,552,262	-		-	-	
Total current assets	**6,728,663**		**6,728,663**	3,395,179		3,395,179	**3,076,783**	
Non-current assets								
Other financial assets	504,257		504,257	509,257		509,257	11,097,781	
Property, plant and equipment	55,307,659		55,307,659	113,924,328		113,924,328	49,926,812	
Total non-current assets	**55,811,916**		**55,811,916**	**114,433,585**		**114,433,585**	**61,024,593**	
Total assets	**62,539,979**		**62,539,979**	**117,828,764**		**117,828,764**	**64,101,376**	
LIABILITIES								
Current liabilities								
Payables	2,232,043		2,232,043	1,596,814		1,596,814	2,453,501	
Short-term borrowings	7,906,814		7,906,814	7,830,084		7,830,084	7,884,408	
Short-term provisions	720,422		720,422	178,388		178,388	158,895	
Total current liabilities	**10,359,280**		**10,359,280**	**9,605,287**		**9,605,287**	**10,496,754**	
Non-current liabilities								
Long-term borrowings	1,722,000		1,722,000	1,684,512		1,684,512	1,722,000	
Long-term provisions	530,164		530,164	564,913		564,913	530,164	
Payables	-		-	-		-	-	
Total non-current liabilities	**2,752,164**		**2,752,164**	**2,249,425**		**2,249,425**	**2,252,164**	
Total liabilities	**12,611,444**		**12,611,444**	**11,854,712**		**11,854,712**	**12,748,918**	
Net assets	**49,928,535**		**49,928,535**	**105,974,052**		**105,974,052**	**51,352,458**	
EQUITY								
Share capital	68,373,305		68,373,305	73,539,489		73,539,489	68,373,305	
Other reserves	12,596,254		12,596,254	69,384,254		69,384,254	12,024,824	
Accumulated losses	(31,209,204)		(31,209,204)	(37,019,171)		(37,019,171)	(29,045,671)	(
Parent interest	**49,760,355**		**49,760,355**	**105,904,573**		**105,904,573**	**51,352,458**	
Minority interest	168,180		168,180	69,479		69,479	-	
Total Equity	**49,928,535**		**49,928,535**	**105,974,052**		**105,974,052**	**51,352,458**	

Impact of adopting AIFRS

Reconciliation of profit for the financial year ended 30 June 2005

The following table sets out the expected adjustments to the statements of financial performance of the Company and the consolidated entity for the year ended 30 June 2005

	CONSOLIDATED For the year ended 30 June 2005			COMPANY For the year ended 30 June 2005		
	AGAAP $	Transition impact $	AIFRS $	AGAAP $	Transition impact $	AIFRS $
Revenue	67,812		67,812	510,864		510,864
Other expenses	5,126,443		5,126,443	2,156,880		2,156,880
Finance costs	850,037		850,037	840,887		840,887
Loss before income tax expense	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Income tax expense	-		-	-		-
Loss for the year	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Attributable to:						
Equity holders of the parent	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)
Minority interests	-		-	-		-
	(5,908,668)		(5,908,668)	(2,486,903)		(2,486,903)

Summary of impact of transition to AIFRS on retained earnings

The impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

	CONSOLIDATED $	COMPANY $
Accumulated losses as at 1 July 2004 under AGAAP	**31,209,204**	**29,045,671**
Accumulated losses as at 1 July 2004 under AIFRS	**31,209,204**	**29,045,671**

Notes to the financial statements

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
2(a) Revenue from operating activities				
Warrior royalty trust	0	909,091	0	909,091
Brilliant Gold Reef Project expenses reimbursed	0	0	443,182	520,000
Short term equipment hire	6,705	23,146	6,705	23,146
Interest received	20,945	14,419	20,856	14,416
Grants Received	0	40,405	0	40,405
Sundry income	40,163	2,306	40,122	2,306
Total revenue from operating activities	**67,812**	**989,366**	**510,864**	**1,509,363**
2(b) Revenue from non-operating activities				
Gross proceeds from sale of shares held as an investment	**3,201,989**	**68,155**	**0**	**0**

3 Loss from ordinary activities before income tax expense has been arrived at after charging the following items:

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Depreciation and amortisation of non-current assets	831,531	808,787	828,497	808,787
Consultancy Fees	248,545	607,111	263,904	474,386
Contractors	0	97,420	0	7,420
Staff Costs	788,902	1,397,036	355,862	1,305,696
Mineral tenement charges	105,223	178,228	105,223	178,228
Net (gain)/loss on sale of non-current investments	2,350,273	27,025	0	0
Net loss on write down of non-current investments	0	0	0	0
Write off of intercompany balance	0	0	0	0
Bad debts written off	0	0	0	0
Other expenses from ordinary activities	801,970	1,615,040	603,393	1,846,455
Total expenses from ordinary activities excluding borrowing costs	**5,126,443**	**4,730,646**	**2,156,880**	**4,620,972**

Notes to the financial statements

		Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
4	**Auditors' remuneration**				
	Audit services:				
	Auditors of the Company - Nexia Court & Co	14,298	15,354	14,298	15,354
	Other services:				
	Auditors of the Company - Nexia Court & Co	12,581	9,220	12,581	9,220
5	**Taxation**				
(a)	**Income tax expense**				
	Prima facie income tax benefit calculated at 30% (2004: 30%) on the (loss)/profit from ordinary activities	(1,772,600)	(1,454,313)	(746,071)	(1,265,347)
	Decrease / (Increase) in income tax benefit due to :				
	Permanent differences	59,193	431,506	49,997	679
	Deferred income tax asset not recognised	1,713,407	1,022,807	696,074	1,246,668
	Income tax attributable to net loss for year	**0**	**0**	**0**	**0**

(b) At 30 June 2005 consolidated deferred tax assets of $ 16,235,209 ($15,493,981 at 30 June 2004) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2004 30%) have not been recognised as an asset.

At 30 June 2005 the parent entity had deferred tax assets of $13,167,781 ($12,426,546 at 30 June 2004) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2004 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:
(I) the company and / or the consolidated entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;
(ii) the company and / or the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2005 and 30 June 2004 the consolidated entity had a nil balance on the franking credit account.

		Economic Entity	
		2005	2004
		$	$
6	**Earnings per share**		
	Weighted average number of ordinary shares used in the calculation of basic earnings per share	458,293,482	356,063,782
	Options on issue at 30 June treated as potential ordinary shares	12,906,999	13,000,000
	Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	471,200,481	369,063,782
	Adjusted net loss used in calculating basic and diluted earings per share	$ 5,908,668	$4,847,710

Further details of these securities are contained in Note 16.

Since 30 June 2005 a total of 24,702,876 ordinary shares of the Company have been issued pursuant to share placements.

		Economic Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
7	**Cash assets**				
	Cash	631,511	717,188	573,586	664,856
		631,511	**717,188**	**573,586**	**664,856**
8	**Receivables**				
	Current				
	Trade debtor (wholly owned subsidiary)	0	0	2,261,500	1,774,000
	Trade debtor (others)	2,298,086	0	8,086	0
	Loans receivable	0	0	0	0
	Security bonds	22,224	22,224	17,934	17,934
	Prepayments	4,552	2,310	4,552	2,310
	Amounts receivable from wholly owned subsidiaries	0	0	853,597	178,828
	Amounts receivable from partly owned subsidiaries	0	0	0	7,776
		2,324,863	**27,535**	**3,145,669**	**1,980,849**
9	**Investments**				
	Investment in listed company at valuation	0	5,801,678	0	0
	Less: Provision for diminution in value	0	(249,416)	0	0
		0	**5,552,262**	**0**	**0**

The investment in the listed company consisted of shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Limited.These were sold during the year.

10	**Inventories**				
	Current				
	Spare parts and stores - at cost	431,078	431,078	431,078	431,078
	Gold Nuggets	7,727	0	7,727	0
		438,805	**431,078**	**438,805**	**431,078**

Notes to the financial statements

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
11 PROPERTY, PLANT and EQUIPMENT				
Exploration, Evaluation and Development expenditure				
Costs brought forward in respect of areas of interest:	32,244,760	31,006,093	31,989,038	30,750,371
Costs incurred in period	2,470,783	1,339,074	2,470,784	1,339,074
Costs written off during period	0	(100,407)	0	(100,407)
	34,715,543	**32,244,760**	**34,459,822**	**31,989,038**
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Total exploration, evaluation and development expenditure	**33,572,555**	**31,101,772**	**33,316,834**	**30,846,050**

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

Mining Tenements - at independent valuation				
Independent valuation brought forward	17,729,925	12,644,625	12,644,625	12,644,625
Cost of tenements acquired during the year	0	5,085,300	0	0
	17,729,925	**17,729,925**	**12,644,625**	**12,644,625**
Net revaluation increment	56,788,000	0	56,788,000	0
Less: Accumulated amortisation	0	0	0	0
Total mining tenements	**74,517,925**	**17,729,925**	**69,432,625**	**12,644,625**
Freehold Land and Buildings				
- at directors' valuation				
Carrying amount at beginning of year	518,548	518,548	518,548	518,548
Acquired in year	0	0	0	0
Carrying amount at end of year	**518,548**	**518,548**	**518,548**	**518,548**
Plant and Equipment				
Carrying amount at beginning of year	5,957,414	6,472,977	5,917,589	6,468,304
Additions during year	189,418	293,224	184,118	258,072
Disposals during year	0	0	0	0
Less: depreciation charged in year	(831,531)	(808,787)	(828,497)	(808,787)
Carrying amount at end of year	**5,315,302**	**5,957,414**	**5,273,210**	**5,917,589**
	113,924,329	**55,307,659**	**108,541,217**	**49,926,812**

All Property, Plant and Equipment was independently revalued as at 30 June 2005.

PROPERTY, PLANT and EQUIPMENT CARRYING VALUES				
Exploration, Evaluation and Development expenditure at cost	34,715,543	32,244,760	34,459,822	31,989,038
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Carrying value at 30 June	33,572,555	31,101,772	33,316,834	30,846,050
Mining Tenements at Fair Value	74,517,925	17,729,925	69,432,625	12,644,625
Less: Accumulated amortisation	0	0	0	0
Carrying value at 30 June	74,517,925	17,729,925	69,432,625	12,644,625
Freehold Land and Buildings at Directors Valuation	518,548	518,548	518,548	518,548
Less: Accumulated depreciation	0	0	0	0
Carrying value at 30 June	518,548	518,548	518,548	518,548
Plant and Equipment at Fair Value	7,832,289	7,642,871	7,786,607	7,602,490
Less: Accumulated depreciation	(2,516,987)	(1,685,457)	(2,513,397)	(1,684,901)
Carrying value at 30 June	5,315,302	5,957,414	5,273,210	5,917,589
Total Carrying value	**113,924,328**	**55,307,659**	**108,541,217**	**49,926,812**
12 OTHER ASSETS: NON-CURRENT				
Security deposit against restoration costs lodged with Department of Natural Resources and Mines	509,257	504,257	505,304	500,304
Investments in subsidiary companies at cost	0	0	10,597,477	10,597,477

		Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
13 PAYABLES:					
CURRENT	Trade creditors	337,230	1,139,513	305,021	974,893
	Sundry creditors and accrued expenses	1,259,583	1,092,530	1,301,014	1,091,687
	Amounts payable to wholly owned subsidiaries	0	0	817,391	254,878
	Amounts payable to partly owned subsidiaries	0	0	300,994	132,044
		1,596,813	**2,232,043**	**2,724,420**	**2,453,501**
NON-CURRENT	Amounts payable to wholly owned subsidiaries	0	0	0	0
14 INTEREST-BEARING LIABILITIES					
CURRENT:					
Unsecured liabilities	Bank overdraft	0	0	0	0
	Loans from director	300,000	333,238	300,000	333,238
	Loans from specified director related entities	0	37,070	0	14,664
	Loans from other related parties	0	0	0	0
	Loans from unrelated parties	0	0		0
		300,000	**370,308**	**300,000**	**347,902**
Secured liabilities	Loans from unrelated parties	7,490,514	7,490,514	7,490,514	7,490,514
	Lease Liabilities	39,571	45,993	39,571	45,993
		7,530,084	7,536,506	7,530,084	7,536,506
		7,830,084	**7,906,814**	**7,830,084**	**7,884,408**
NON CURRENT:					
Unsecured liabilities	Convertible Notes	1,663,583	1,661,500	1,663,583	1,661,500
		1,663,583	**1,661,500**	**1,663,583**	**1,661,500**
Secured liabilities	Lease Liabilities	20,929	60,500	20,929	60,500
		1,684,512	**1,722,000**	**1,684,512**	**1,722,000**

Security for loan facility
The unrelated party loan facility extended to the company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the company; and

(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

		Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
15 PROVISIONS: CURRENT					
	Employee entitlements	178,388	220,422	178,388	158,845
		178,388	**220,422**	**178,388**	**158,845**

At 30 June 2005 the consolidated entity and the Company had 23 equivalent full time employees (2004: 16)

		Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
PROVISIONS: NON - CURRENT					
	Restoration, rehabilitation and environmental	505,304	500,304	505,304	500,304
	Employee entitlements	59,609	29,860	59,609	29,860
		564,913	**530,164**	**564,913**	**530,164**

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal or greater amount held by the Queensland Department of Natural Resources and Mines.

	Parent Entity 2005 Shares	Parent Entity 2004 Shares	Parent Entity 2005 $	Parent Entity 2004 $
16 CONTRIBUTED EQUITY				
(a) Issued share capital				
Ordinary shares	458,293,482	418,672,412	73,539,489	68,373,305

(b) Movements in contributed equity of the Company during the year ended 30 June 2005 were as follows:

Date	Details	Number of Shares	Issue / (Buy back) Price	$
10-September-2004	Ordinary shares issued	17,833,571	12 Cents	$2,140,028
07-December-2004	Ordinary shares issued	11,323,665	15 Cents	$1,698,550
07-December-2004	Ordinary shares issued	789,116	12 Cents	$94,694
07-December-2004	Conversion of options	1,579,717	15 Cents	$236,958
24-January-2005	Ordinary shares issued	1,583,334	15 Cents	$237,500
22-March-2005	Ordinary shares issued	5,184,769	12.5 Cents	$648,096
15-April-2005	Ordinary shares issued	1,326,898	12.5 Cents	$165,862
	Capital raising costs allocated against contributed equity			($55,503)
Total movement for year ended 30 June 2005		**39,621,070**		**$5,166,185**
Balance at 30 June 2005		**458,293,482**	**0**	**73,539,490**

	Parent Entity 2005 $	Parent Entity 2004 $
16 CONTRIBUTED EQUITY continued		

OPTIONS FOR ORDINARY SHARES

(a) The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows:

	2005	2004
1 Number of 15 cent options on issue at 30 June, each convertible into one ordinary share	12,906,999	
Exercise price	15 cents	
Expiry date	06-Dec-06	
2 Number of 15 cent options on issue at 30 June, each convertible into one ordinary share		13,000,000
Exercise price		15 cents
Expiry date		1 Jan 2005

(b) Movements in the Company's share options during the year ended 30 June 2005 were as follows:

Date	Details	Number of Options	Price	$
06-December-2004	Issued,exercise price 15 cents,expiry date 6 December,2006	11,323,665	NIL	0
07-December-2004	Conversion of Options expiring 1 January 2005	(1,579,717)	15Cents	(236,958)
01-January-2005	Lapse of Options expiring 1 January 2005	(11,420,283)	15 Cents	0
24-January-2005	Issued,exercise price 15 cents,expiry date 6 December,2006	1,583,334	NIL	0
		(93,001)		(236,958)

Number of options on issue at 30 June 2005, each convertible into one ordinary share: Exercise price 15 cents, expiry date 6 December 2006	12,906,999

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
17 RESERVES				
(a) Composition:				
Asset revaluation reserve	68,812,824	12,024,824	68,812,824	12,024,824
Capital profits reserve	571,430	571,430	0	0
	69,384,254	**12,596,254**	**68,812,824**	**12,024,824**
(b) Movements:				
Asset revaluation reserve				
Balance at beginning of year	12,024,824	12,024,824	12,024,824	12,024,824
Revaluation Increase during the year	56,788,000		56,788,000	
Balance at end of year	**68,812,824**	**12,024,824**	**68,812,824**	**12,024,824**
Capital profits reserve				
Balance at beginning of year	571,430	571,430	0	0
Balance at end of year	571,430	571,430	0	0

(c) Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital profits

Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

Notes to the financial statements

CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES

For the year ended 30 June 2005

		Economic Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
18	**ACCUMULATED LOSSES**				
	Accumulated losses at beginning of year	(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)
	Net loss for the year	(5,908,668)	(4,847,710)	(2,486,903)	(4,217,824)
	Net Changes in Outside Equity interests	98,701	0	0	0
	Accumulated losses at the end of the year	**(37,019,171)**	**(31,209,204)**	**(31,532,573)**	**(29,045,671)**

19 COMMITMENTS FOR EXPENDITURE

	2005	2004	2005	2004
Finance Lease Commitments				
Payable:				
- not later than one year	44,140	57,180	44,140	57,180
- later than one year but not later than five years	22,520	66,660	22,520	66,660
Minimum lease payments	66,660	22,746	66,660	22,746
Less future finance charges	(6,160)	(17,347)	(6,160)	(17,347)
Total lease liability	**60,500**	**5,399**	**60,500**	**5,399**

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments

The economic entity and the parent entity have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	2005	2004	2005	2004
Payable:				
- not later than one year	425,000	231,000	425,000	231,000
- later than one year but not later than five years	805,000	972,000	805,000	972,000
	1,230,000	**1,203,000**	**1,230,000**	**1,203,000**

Operating lease commitments

Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements

	2005	2004	2005	2004
Payable:				
- not later than one year	38,140	36,787	38,140	35,901
- later than one year but not later than five years	62,091	0	62,091	0
	100,230	**36,787**	**100,230**	**35,901**

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non - cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

20 POST BALANCE DATE EVENTS

(a) In September 2005 the economic entity offered existing shareholders the opportunity to participate in a share purchase plan and acquire ordinary shares at 12.5 Cents. The offer does not close until 11 October 2005

(b) Since 30 June 2005, a total of 24,702,876 shares have been issued raising $2.44 million.

(c) The unrelated party loan facility of $7,490,514 (refer Note 14) has been extended to 31 July 2006.

(d) International Financial Reporting Standards For reporting periods beginning on or after 1 January 2005 the consolidated entity must comply with Australian equivalents to International Financial reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The implementation plan and potential impact of adopting AIFRS are detailed in Note 1(r) to the financial statements.

21 **RELATED PARTY DISCLOSURES**

i. **Directors**

The names of persons who were directors of Citigold Corporation Limited at any time during the financial year are as follows: J J Foley, M J Lynch,and Dr P B Blood

ii. **Remuneration of specified directors and specified executives**

		Primary		Post Employment		Equity	Related	Total
		Salary and Fees	Non-Monetary	Super annuation	Retirement Benefits	Options	Party	
Specified Directors	**Year**	$	$	$	$	$	$	$
M J Lynch - Managing Director	2005	233,000	0	20,970	0	0	0	253,970
	2004	182,000	16,670	16,380	0	0	0	215,050
J J Foley - Non Executive Chairman	2005	33,000	2,169	2,970	0	0	150,000	188,139
	2004	35,000	0	3,150	0	0	0	38,150
Dr P B Blood - Non Executive Director	2005	30,000	0	2,700	0	0	0	32,700
	2004	0	0	0	0	0	0	0
Total Remuneration - Specified Directors								
	2005	296,000	2,169	26,640	0	0	150,000	474,809
	2004	217,000	18,839	19,530	0	0	0	253,200

During the year 2005, Mark Lynch was based in the UAE.

		Primary		Post Employment		Equity	Related	Total
Specified Executives		Salary and Fees	Non-Monetary	Super annuation	Retirement Benefits	Options	Party	
		$	$	$	$	$	$	$
R J Shand - Company Secretary	2005	77,304	1,992	6,957	0	0	0	86,253
	2004	85,000	1,992	7,650	0	0	0	94,642
C A J Towsey - Chief Operating Officer	2005	106,125	7,190	14,014	0	0	56,890	184,220
	2004	110,873	7,190	9,979	0	0	0	128,042
M Desai - International COO	2005	143,708	0	0	0	0	0	143,708
G Foord - General Manager Engineering	2005	56,442	7,190	38,477	0	0	37,081	139,190
J F Lynch - Site Senior Executive	2005	126,767	7,214	11,120	0	0	0	145,101
	2004	115,540	7,214	10,399	0	0	0	133,153
R J Morrison - Exploration Manager	2005	105,654	0	8,197	0	0	11,363	125,214
	2004	109,080	0	7,718	0	0	0	116,798
Total Remuneration - Specified Executives								
	2005	616,000	23,586	78,765	0	0	105,334	823,686
	2004	420,493	16,396	35,745	0	0	0	544,488

Totals in respect of 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

The remuneration of directors and executives is reviewed when necessary by the remuneration committee having regard to performance, relevant comparative information and independent expert advice. Renumeration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

The remuneration of non-executive directors is determined by the board of directors within the maximum amount approved by the shareholders from time to time as set out in the parent entity's constitution.

Ultimate controlling Company

In the opinion of the Directors at 30 June 2005 the ultimate controlling company of the group was Citigold Corporation Limited, a company incorporated in Australia.

Controlled Entities

The group consists of Citigold Corporation Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd,

Gold Projects Pty Ltd, Great Mines Limited, Deeprock Mining Pty Limited, Charters Towers Mines Pty Limited and Charters Towers Gold FZCO. Details in relation to these controlled entities are set out in Note 22

iv. At balance date the parent entity had the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies: Receivable - $3,115,097 ($1,952,858 at 30 June 2004); Payable - $897,391($254,878 at 30 June 2004). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

21 RELATED PARTY DISCLOSURES Cont'd

v. Directors' Equity Interests

As at 30 June 2005, the direct or indirect interest of directors of the parent entity (including interests held by directors personally related entities)

in the equity instruments of the parent entity was as follows:

	Balance 01/07/04	Received as renumeration	Options Converted	Net change from other transactions	Balance 30/06/05
Mr M J Lynch	118,768,558	0	706,000	(32,973,045)	85,339,343
Mr J J Foley	34,723,149	0	0	(30,795,902)	4,800,964
Dr P B Blood	0	0	0	0	0

The net change from other transactions for Mr M.J Lynch and his director personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. All of these shares were disposed of in accordance with statutory requirements.

The net change from other transactions for Mr MJ Lynch and his director personally related entities includes 166,500 ordinary shares acquired for 12 cents by Mr MJ Lynch and his director personally related entities under the July 2004 share purchase plan open to all
The net change from other transactions for Mr JJ Foley and his director personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. Mr JJ Foley is deemed to have an interest in those shares by virtue of being a director of those companies. All of these shares were disposed of in accordance with statutory requirements.

All other dealings by directors and director personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

As at 30 June 2005, the direct or indirect interest of directors of the Company (including interests held by directors personally related entities) in the options to acquire ordinary shares of the parent entity was as follows:

	Balance 01/07/04	Received as renumeration	Options Converted	Net change from other transactions	Balance 30/06/05
Mr M.J Lynch	8,000,000	0	(706,000)	(7,294,000)	0
Mr J.J Foley	5,000,000	0	(873,717)	(4,126,283)	0
Dr P.B Blood	0	0	0	0	0

The options previously held by directors and director related entities were approved by shareholders at the annual general
The options were vested and exercisable by 1 January 2005. A total of 1,579,717 options were exercised by directors by this date with the balance of 11,420,283 options having expired in accordance with the terms of issue.

vi. Other Transactions of Directors and Director-Related entities

During the year there have been payments made to director and executive related entities for services provided to the economic entity.

The father of a director, Mr MJ Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Citigold Corporation Limited. The fees paid to Mr Lynch snr were based on normal commercial terms and conditions.

The spouse of an executive, Mr CT Towsey, in a personal capacity was paid fees for accounting and book-keeping services on behalf of Citigold Corporation Limited. The fees paid to Mrs Towsey were based on normal commercial terms and conditions.

Mr CT Towsey is a director of Pathfinder Pty Ltd which provided equipment hire to Citigold Corporation Limited. The fees paid to Pathfinder Pty Ltd were based on normal commercial terms and conditions.

Mr G Foord is a director of Prospector Enterprises Pty Ltd which provided IT services to Citigold Corporation Limited. The fees paid to Prospector Enterprises Pty Ltd were based on normal commercial terms and conditions.

Mr RJ Morrison is a partner in Jim Morrison & Associates which provided equipment hire to Citigold Corporation Limited during the year. The fees paid to Jim Morrison & Associates were based on normal commercial terms and conditions.

21 **RELATED PARTY DISCLOSURES Cont'd**

vi. **Other Transactions of Directors and Director-Related entities (Cont'd)**

Aggregate amounts of each of the above types of other transactions (excluding renumeration) with directors and their director related entities:

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Caretaker and shareholder relation fees	48,000	66,000	48,000	66,000
Consultancy fees	178,750	270,000	178,750	270,000
Royalties and lease payments	0	70,000	0	70,000

During the year ended 30 June 2005 and 30 June 2004 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch prior to the takeover by Citigold Corporation in early 2004) made short term unsecured loans to the Company. These loans were made on normal commercial terms and conditions. The balances at 30 June were as follows:

	Economic Entity		Parent Entity	
Amount outstanding at 30 June to Directors and Director Related Entities	2005	2004	2005	2004
	$	$	$	$
Mr M J Lynch	300,000	333,238	300,000	333,238
Mr J J Lynch	0	9,664	0	9,664

The aggregate interest expense for the year ended 30 June 2005 in respect of these loans was $34,442 (2004: $27,467.51))

vii. **Specified Executives Equity Interests**

As at 30 June 2005, the direct or indirect interest of the specified executives of the consolidated entity (including interests held by

	Balance 01/07/04	Received as renumeration	Options Converted	Net change from other transactions	Balance 30/06/05
R J Shand	29,675,596	0	0	(29,675,596)	0
C A J Towsey	161,750	0	0	107,916	269,666
J F Lynch	118,213,666	0	0	(32,973,045)	85,920,388
G E Foord	0	0	0	320,000	320,000
R J Morrison	151,000	0	0	115,000	266,000

The net change from other transactions for RJ Shand and her personally related entities includes a total of 29,675,596 ordinary shares in Citigold Corporation Limited held by the subsidiary company Great Mines Limited. RJ Shand is deemed to have an interest in those shares by virtue of being a director of Great Mines Limited. All of these shares were disposed of during the financial year in accordance with statutory requirements.

The net change from other transactions for CAJ Towsey and his specified executive personally related entities includes 66,666 ordinary shares acquired by director personally related entities for 15 cents in December 2004 under a share placement and 40,000 ordinary shares acquired for 12.5 cents in the February 2005 share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for JF Lynch and his specified executive personally related entities includes 30,795,902 ordinary shares in Citigold Corporation Limited held by subsidiary companies, Great Mines Limited and Charters Towers Mines Pty Limited. Mr JF Lynch is deemed to have an interest in those shares by virtue of being the brother of Mr MJ Lynch, a director of those companies. All of these shares were disposed of in accordance with statutory requirements. The net change from other transactions for JF Lynch and his specified executive personally related entities includes 166,500 ordinary shares acquired for 12 cents by director personally related entities in the July 2004 share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for GE Foord includes 320,000 ordinary shares acquired for 15 cents in December 2004 under a share placement.

The net change from other transactions for RJ Morrison and his specified executive personally related entities includes on-market sales and purchases for 15 cents in December 2004 under a share placement and 15,000 ordinary shares acquired for 12 cents in the July 2004 share purchase plan open to all shareholders of the company on equal terms.

All other dealings by specified executives and their personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

The following interests in the equity instruments of the parent entity are common to MJ Lynch (director, including his director personally related entities) and JF Lynch (specified executive including his personally related entities) and are therefore duplicated in the directors interests and specified executives interests in equity instruments:

Balance at 1 July 2004	118,312,388
Net change from other transactions	(32,973,045)
Balance at 30 June 2005	85,339,343

22 INVESTMENT IN CONTROLLED ENTITIES

Controlled entities	Country of Incorporation	Class of Shares	Equity Holding 2005 %	Equity Holding 2004 %	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	5th October 1995
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13th January 2000
Gold Management Pty Ltd	Australia	Ordinary	100	100	28th January 2000
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25th January 2000
Great Mines Limited	Australia	Ordinary	100	100	19th March 1984
Deeprock Mining Pty Limited	Australia	Ordinary	81.2	81.2	18th June 1984
Charters Towers Mines Pty Limited	Australia	Ordinary	91.5	91.5	14th March 1984
Charters Towers Gold FZCO	UAE	Ordinary	100	100	11th December 2002

23 FINANCIAL INSTRUMENTS

Consolidated

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

2005	Notes	Floating interest rate $	Fixed interest maturing in: 1 year or less $	Fixed interest maturing in: over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	631,511	0	0	0	631,511
Security deposits	12,8	509,257	0	0	22,224	531,481
		1,140,768	**0**	**0**	**22,224**	**1,162,992**
Weighted average interest rate		4.50%				
Financial liabilities						
Payables	13	0	0	0	1,596,813	1,596,813
Interest-bearing liabilities	14	0	7,830,084	1,684,512	0	9,514,597
		0	7,830,084	1,684,512	1,596,813	11,111,410
Weighted average interest rate		9.70%				

2004	Notes	Floating interest rate $	Fixed interest maturing in: 1 year or less $	Fixed interest maturing in: over 1 to 5 years $	Non-interest bearing $	Total $
Financial assets						
Cash assets	7	717,188	0	0	0	717,188
Security deposits	12	504,257	0	0	25,224	529,481
		1,221,445	0	0	25,224	1,246,669
Weighted average interest rate		5.00%				
Financial liabilities						
Payables	13	0	0	0	2,232,043	2,232,043
Interest-bearing liabilities	14	0	7,906,814	1,722,000	0	9,628,814
		0	7,906,814	1,722,000	2,232,043	11,860,858
Weighted average interest rate		8.02%				

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

24 SEGMENT INFORMATION

Business Segments - Primary reporting
The consolidated entity and the parent entity operate in the following single business segment:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Geographical Segments - Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

Primary consolidated segmental reporting	Exploration and development		Unallocated		Consolidated	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
External Revenue	67,812	989,366	0	0	67,812	989,366
Segment result	(5,908,668)	(4,847,710)	0	0	(5,908,668)	(4,847,710)
Segment depreciation and amortisation	(828,497)	(808,787)	(3,034)	0	(831,531)	(808,787)
Segment total other non-cash expenses	0	0	0	0	0	0
Segment assets	117,828,764	62,539,979	0	0	117,828,764	62,539,979
Segment liabilities	11,854,712	12,611,444	0	0	11,854,712	12,611,444
Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period	2,660,201	6,617,191	0	0	2,660,201	6,617,191

25 CONTINGENT LIABILITIES

In 2004 the Company entered into an agreement with the trustee of an unrelated unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of any payments by the Company is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

26 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;
(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and
(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declaration required under section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

J J Foley	M J Lynch
Director	*Director*
September 29, 2005	September 29, 2005

NEXIA
COURT
&CO
NEXIA INTERNATIONAL
CHARTERED
ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square,
264 George Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

**INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED**

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements (notes 1 to 26), and the directors' declaration for Citigold Corporation Limited (the "company"), for the year ended 30 June 2005. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controls.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities in the Remuneration Report as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard 1046 and the Corporations Regulations 2001.

**INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(CONTINUED)**

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Inherent Uncertainty regarding Continuing Operations
Under the terms of repayment, the loan of $7,490,514 by Princeton Economics International Ltd (in provisional liquidation) is due 31 July 2006. The total loan, as with operations generally, will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the loan will need to be refinanced, as will operations generally. The directors are confident there will be no shortfall.

As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company and hence the consolidated entity.

Audit Opinion
In our opinion:

1 the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(CONTINUED)

2 the remuneration disclosures that are contained in the Remuneration Report comply with Accounting Standard 1046 and the Corporations Regulations 2001.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney; *29 September 2005*

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS as at 29 September, 2005

Distribution of members and their holdings:

Number Held	*Number of Shareholders Ordinary Shares**
1 – 1,000	*1,190*
1001 – 5,000	*1,324*
5,001 – 10,000	*968*
10,001 – 100,000	*2,268*
100,001 and over	*647*
	6,397

** The number of shareholders holding less than a marketable parcel of $500 was 2,045 based on a market price of 14.5 cents at 29 September, 2005.*

Twenty largest shareholders

Name	*Number of Shares*	*% of Issued Share Capital*
James Joseph Lynch	*68,534,983*	*14.22*
Kok Leong Tan	*22,900,000*	*4.75*
JFO Investments Pty Ltd	*13,990,311*	*2.90*
Underwriting and Mining Investment Corporation Pty Ltd	*9,436,940*	*1.96*
Rosa and Sons Investments Pty Ltd <Rosa & Sons Const S/Fund a/c>	*8,275,382*	*1.72*
William Jangsing Lee	*8,115,132*	*1.68*
Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson <O'Malley Park a/c>	*7,208,857*	*1.50*
John Francis Lynch	*5,669,090*	*1.18*
Mr Sidney John Reynolds & Mrs Antoinette Marie Rees	*5,665,000*	*1.18*
Miss Lily Lee	*5,568,800*	*1.16*
Ms Kheng Lim	*5,100,000*	*1.06*
Yahya Mohiulddin Mohammed Yusuf	*3,649,635*	*0.76*
Prime Impact Pty Ltd	*3,604,841*	*0.75*
Parkes Holdings Pty Ltd	*3,500,000*	*0.74*
Pure Gold Pty Ltd	*3,034,866*	*0.63*
Fook Lam Investments Limited	*3,000,000*	*0.62*
Westpac Custodian Nominees Ltd	*2,993,102*	*0.62*
Dr David Michael Wentworth Evans	*2,814,500*	*0.58*
Mr Graham Greensmith	*2,600,000*	*0.54*
McBride Enterprises Pty Ltd	*2,455,000*	*0.51*
	188,116,439	***39.06***

Substantial shareholders

Shareholders appearing on the Company's register of substantial shareholders as at 29 September, 2005 are as follows:

	Ordinary Shares	
	Number	***Percentage***
James Joseph Lynch	*68,534,983*	*14.22*
Underwriting and Mining Investment Corporation Pty Ltd	*9,436,940*	*1.96*

Voting rights

The voting rights attached to each class of security are set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE
See the Corporate Governance section.

3. CORPORATE DIRECTORY
See the Corporate Directory section.

4. RESTRICTED SECURITIES
At the time of this report there are no ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING
The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 29 September, 2005
The Charters Towers Gold Project is operated solely by Citigold Corporation Limited. The company has a 100% control of the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	ML 1343	ML 1491	ML 10208
EPM 8563	ML 1344	ML 1499	ML 10222
EPM 8564	ML 1347	ML 1521	ML 10282
EPM 10593	ML 1348	ML 1545	ML 10284
EPM 10861	ML 1385	ML 1548	ML 10285
EPM 11067	ML 1387	ML 1549	MLA 10281
EPM 11658	ML 1398	ML 1581	MLA 10283
EPM 13106	ML 1407	ML 1585	
EPM 13182	ML 1408	ML 1586	
EPM 13453	ML 1409	ML 1587	
EPM 13931	ML 1424	ML 1735	
EPM 13932	ML 1428	ML 10005	
EPM 14541	ML 1429	ML 10032	
EPM 15091	ML 1430	ML 10042	
	ML 1431	ML 10048	
MDL 116	ML 1432	ML 10050	
MDL 118	ML 1433	ML 10091	
MDL 119	ML 1472	ML 10093	
MDL 251	ML 1488	ML 10193	
MDLA 252	ML 1490	ML 10196	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

CORPORATE DIRECTORY

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

CORPORATE & REGISTERED OFFICE

19 Lang Parade
Milton Qld 4064 Brisbane Australia
PO Box 1909
Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimilie: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE

Clermont Highway
PO Box 10
Charters Towers Qld 4820 Australia
Telephone: +61 7 4787 8300
Facsimilie: +61 7 4787 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE

Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148
Dubai, UAE
Telephone: +971 4 340 4588
Facsimilie: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS

John J Foley Chairman
Mark J Lynch Managing Director
Dr Peter B Blood Director

COMPANY SECRETARY

Roslynn J Shand

EXCHANGE LISTING

Australian Stock Exchange (ASX)
Code CTO
American Depository Receipts (ADR)
Code CTOHY

SHARE REGISTRY

Computershare Investor Services
Level 27, 345 Queen Street,
Brisbane Qld 4000
Telephone: 1300 552 270

AUDITOR

Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK

Australia and New Zealand Banking
Group Limited

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***For the year ended:*** 31 December 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

The report also includes information relating to the specific verification of management in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by your General Meeting of Shareholders, we have audited the accompanying consolidated financial statements of AGF S.A. for the year ended December 31, 2004.
The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw attention to the matter discussed in note 4.6 to the consolidated financial statements relating to the treatment of the provision for unrealised capital loss exposures in the consolidated financial statements as at December 31, 2003.

2 Justification of our assessments

In accordance with the requirements of article L. 225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Accounting estimates

Certain accounting principles applied involve the implementation by the AGF Group management of an important part of judgements and estimates founded partly on prospective data.

.../...

The use of these judgements and estimates, for which a detailed information is given in the notes to the consolidated financial statements, relates mainly to technical reserves and deferred acquisition costs valuation (notes 3-2 to 3-4), the accounting methodology used for subsequent measurement of goodwill and network value (note 2-6), measurement methods used for deferred tax assets (notes 2-9 and 18) and provision for impairment of investments (note 3-8-2).

We performed an assessment of measurement approaches and methodologies applied, described in the notes to the financial statements mentioned above, and, on the basis of elements currently available, performed tests in order to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the Group.

Our work relating to significant judgements and estimates made by Management enabled us to assess their reasonable nature.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion expressed in the first part of this report.

3 Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari



STATUTORY FINANCIAL STATEMENTS

BALANCE SHEET AT 31 DECEMBER 2004

ASSETS *(in thousands of euros)*	Note	Gross	Depreciation, amortisation & provisions	31.12.2004 Net	31.12.2003 Net	31.12.2002 Net
Intangible fixed assets		521	521	–	–	–
Tangible fixed assets		5	5	–	–	–
Financial fixed assets						
Shares in subsidiaries and affiliates		4,843,953	287,994	**4,555,959**	4,562,437	4,509,293
Receivables from subsidiaries and affiliates		613,205	–	**613,205**	807,816	1,978,905
Equity investments		–	–	–	1	1
Loans		13	–	**13**	15	–
Other		–	–	–	34,124	–
Treasury shares		665,572	31,714	**633,858**	584,401	523,685
Total fixed assets	2-3	6,123,269	320,234	**5,803,035**	5,988,794	7,011,884
Receivables	4	1,494,419	–	**1,494,419**	1,428,489	58,994
Marketable securities	5-3	16	–	**16**	569	1,331
Cash and equivalents		18,099	–	**18,099**	18,436	19,669
Miscellaneous		2,280	–	**2,280**	2,431	2,581
Total		1,514,814	–	**1,514,814**	1,449,925	82,575
Total assets		**7,638,083**	**320,234**	**7,317,849**	**7,438,719**	**7,094,459**

LIABILITIES AND SHAREHOLDERS' EQUITY *(in thousands of euros)*	Note	31.12.2004 Net	31.12.2003 Net	31.12.2002 Net
Share capital		**866,609**	860,602	854,810
Premium on contributions		**1,687,228**	1,687,227	1,687,228
Additional paid-in capital		**1,033,252**	989,594	952,084
Reserves				
Statutory reserve		**86,661**	86,060	85,481
Reserve for long-term net capital gains		**1,679,910**	1,626,881	1,570,688
Ordinary reserve		**209,062**	209,062	209,062
Retained earnings		**142,402**	198,035	633
Net income		**184,751**	423,188	439,272
Total shareholders' equity	1	**5,889,875**	6,080,649	5,799,258
Subordinated bond issue	6	**462,594**	462,593	462,685
Provision for contingencies and losses	3	**28,655**	27,756	16,683
Debt				
Bank borrowings		**24,835**	25,361	20,254
Other financial liabilities		**775,820**	775,850	781,789
Accrued taxes and employment taxes		**118,915**	52,109	7,440
Other liabilities		**17,155**	14,401	6,350
Total debt	6	**936,725**	867,721	815,833
Total liabilities and shareholders' equity		**7,317,849**	7,438,719	7,094,459

PROFIT AND LOSS STATEMENT FOR FISCAL YEAR 2004

EXPENSES *(in thousands of euros)*	Note	Fiscal year 2004	Fiscal year 2003	Fiscal year 2002
Operating expenses				
Other external expenses		**45,825**	48 357	38,247
Salaries and wages		**10,257**	14,016	2,121
Other expenses		**359**	492	221
Amortisation and provisions		**124**	124	124
Total operating expenses (I)		**56,565**	62,989	40,713
Financial expenses				
Amortisation and provisions		**38,730**	30	368,275
Interest and related expenses		**153,208**	157,056	121,763
Net losses on marketable securities		–	–	–
Total financial expenses (III)	8	**191,938**	157,086	490,038
Exceptional expenses				
Book value of assets sold and other capital losses		**7,510**	14,509	29,818
Allowance for write-downs and provisions		**5,033**	11,868	3,345
Investment management operations		**30**	655	2,436
Total exceptional expenses (IV)	9	**12,573**	27,032	35,599
Employee profit-sharing		**45**	2	–
Income taxes (VI)	10	**30**	30	30
Tax consolidation loss (VII)		–	23,177	–
Total (I+III+IV+VI+VII)		**261,151**	270,316	566,380
Profit for the year	10	**184,751**	423,188	439,272
Grand total		**445,902**	**693,504**	**1,005,652**

INCOME *(in thousands of euros)*	Note	Fiscal year 2004	Fiscal year 2003	Fiscal year 2002
Operating income				
Other income		**5,280**	31	25
Total operating income (I)		**5,280**	31	25
Investment income				
Subsidiaries and affiliates	7	**146,099**	406,949	730,133
Marketable securities		**1**	–	–
Other interest and related income	7	**96,326**	80,712	84,270
Write-backs of provisions		**159,444**	200,699	63,455
Positive differences in currency fluctuations		–	–	–
Net income on sales of marketable securities		–	–	–
Total investment income (III)	8	**401,870**	688,360	877,858
Exceptional income				
Assets sold and capital gains		**2,402**	1,285	32,660
Write-backs of provisions		**4,152**	3,345	15,245
Investment management operations		**260**	483	3,824
Total exceptional income (IV)	9	**6,814**	5,113	51,729
Profit from tax consolidation (V)	10	**31,938**	–	76,040
Grand total (I+III+IV+V)		**445,902**	**693,504**	**1,005,652**

ANNEX TO THE STATUTORY FINANCIAL STATEMENTS

1 ACCOUNTING PRINCIPLES AND RULES

Generally accepted accounting principles have been followed in respect of principles of conservatism and pursuant to general rules applicable in preparing annual financial statements. The fiscal year includes the 12 month period beginning 1 January and ending 31 December. The valuation method used was the historical cost method.

THE MAJOR ACCOUNTING PRINCIPLES USED WERE THE FOLLOWING:

Subsidiaries and affiliates

Investments in subsidiaries and affiliates are recorded at their historical cost.

At each statement date, a comparison is made between their net book value and their current value. Their current value is defined as their value in use, i.e. the value of future economic benefits expected to accrue as a result of their use or sale.

In the presence of factors indicating that investments in subsidiaries and affiliates have lost significant value, the value in use is determined by discounting expected net cash flows to infinity. Net cash flows are evaluated on the basis of the following elements:

– projections, generally covering three years, deriving from available business plans,

– normalised yield assumptions for financial assets,

– a terminal growth rate based on the long-term outlook for the business and for inflation,

– capital allocated to the entity to cover its underwriting risks and financial risks,

– the entity's excess capital, measured by the difference between its net asset value based on the most recently available financial statements and the allocated capital.

These cash flows are discounted at the cost of capital. The cost of capital varies depending on the risk premium in each country and in each business segment.

The sensitivity of the value of investments in subsidiaries and affiliates to changes in the assumptions is analysed. Values are compared with implied multiples of significant business indicators, such as premium income, allocated capital and underwriting provisions.

For all other investments in subsidiaries and affiliates, the value in use is calculated from the net asset value times a coefficient representing the relative profitability of the entity in question.

In addition, for listed companies, when the listed share price at the balance sheet date differs significantly from book value, this approach is supplemented by a multi-criteria analysis taking into account not only the share price, but also the net asset value and the estimate of future economic benefits.

If the current value of an equity investment is determined to be lower than its net book value, a provision for write-down is recognised.

Shares held in treasury

Treasury shares acquired pursuant to the authorisation of the Board of Directors are booked as financial fixed assets at their historical cost.

A provision for write-down of treasury shares is booked when their realisable value, defined as the average of the share prices of the month preceding the balance sheet date, is below the historical cost.

Stock options

Stock subscription options

Shares issued when subscription options are exercised are booked as capital increases at the exercise price of the options.

Stock purchase options

– Shares booked as marketable securities.

Shares earmarked from the outset for a stock option plan are booked as marketable securities at historical cost. A provision is booked if their historical cost is higher than the exercise price of the options.

– Shares booked as financial fixed assets.

Treasury shares not originally earmarked are booked as financial fixed assets even if they are to be earmarked for a stock option plan in the future.

When the options are exercised, the difference between the net book value of the treasury shares and the exercise price of the options is booked as a profit or loss on the sale of securities.

Marketable securities

Marketable securities are recorded at historical cost. They are written down if their realisable value is likely to be lower. All acquisition costs are charged to the profit and loss statement.

Provisions for contingencies and losses

Provisions for contingencies and losses are valued in accordance with opinion 2000-01 of the National Accounting Council (*Conseil National de la Comptabilité*) regarding liabilities.

Receivables

Receivables are recorded at their face value, less any provision for write-down if their estimated realisable value is lower.

Income and expenses

All income and expense items are recorded in accordance with the principle of separation of fiscal years.
Dividends are recognised at the time the decision is taken to declare a dividend.

Holiday pay and collective performance bonus ("intéressement")

Provisions for holiday pay are calculated every month on the basis of the number of days earned and the number of days used. The reference period begins on June 1 of one fiscal year and extends until May 31 of the following fiscal year, and the provision is calculated according to the formula provided by law, i.e. one-tenth of annual gross salary, based on 25 days of leave per reference period.
The provision for collective performance bonuses is calculated every quarter based on the following three criteria:
- estimate of consolidated net income,
- growth in premium income,
- change in the ratio of underwriting costs to premium income.

Individual bonuses are determined quarterly. They are calculated on the basis of each eligible employee's fixed salary and an estimate of the extent to which objectives will be achieved.

Taxes

At its meeting of 20 December 1990, the Board of Directors elected tax consolidation for the AGF Group such that AGF is the only company subject to taxes for the entire Group.
In its meeting of 6 December 2000, the Board of Directors renewed its election of tax consolidation.
During fiscal year 2004, the scope of tax consolidation comprised 36 companies. Each of these companies pays the parent company the tax it would have otherwise paid if taxed individually.
On the balance sheet, deferred taxes are recognised on asset sales within the tax group whose payments are delayed until the assets exit the tax consolidation group.
Deferred tax assets related to the tax-loss carryforwards of the companies in the tax consolidation group are recognised if it is likely they will be allocated to taxable profits in future years and provided capitalising them does not result in a net tax asset position.

NOTES ON THE STATUTORY BALANCE SHEET

1 SHAREHOLDERS' EQUITY

1.1 CHANGES IN FISCAL YEAR 2002

(in thousands of euros)	Balance sheet at 31.12.2001	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2002
Share capital	844,631	–	–	10,179	–	**854,810**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	880,722	–	–	71,362	–	**952,084**
Statutory reserve	84,464	–	–	1,017	–	**85,481**
Reserve for long-term net capital gains	1,494,377	76,311	–	–	–	**1,570,688**
Ordinary reserve	488,258	(279,196)	–	–	–	**209,062**
Retained earnings	–	633	–	–	–	**633**
Net equity	5,479,680	(202,252)	–	82,558	–	**5,359,986**
Net income for fiscal year	254,157	202,252	(456,409)	–	439,272	**439,272**
Total shareholders' equity	**5,733,837**	–	**(456,409)**	**82,558**	**439,272**	**5,799,258**

At 31 December 2002, share capital stood at 854,809,812 euros divided into 186,906,160 shares with a par value of 4.57 euros.

1.2 CHANGES IN FISCAL YEAR 2003

(in thousands of euros)	Balance sheet at 31.12.2002	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2003
Share capital	854,810	–	–	5,792	–	**860,602**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	952,084	–	–	37,510	–	**989,594**
Statutory reserve	85,481	–	–	579	–	**86,060**
Reserve for long-term net capital gains	1,570,688	56,192	–	–	–	**1,626,880**
Ordinary reserve	209,062	–	–	–	–	**209,062**
Retained earnings	633	197,402	–	–	–	**198,035**
Net equity	5,359,986	253,594	–	43,881	–	**5,657,461**
Net income for fiscal year	439,272	(253,594)	(185,678)	–	423,188	423,188
Total shareholders' equity	**5,799,258**	–	**(185,678)**	**43,881**	**423,188**	**6,080,649**

At 31 December 2003, share capital stood at 860,602,016 euros divided into 188,172,639 shares with a par value of 4.57 euros.

1.3 CHANGES IN FISCAL YEAR 2004

(in thousands of euros)	Balance sheet at 31.12.2003	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2004
Share capital	860 602	–	–	6,007	–	**866,609**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	989,594	–	–	43,658	–	**1,033,252**
Statutory reserve	86,060	–	–	601	–	**86,661**
Reserve for long-term net capital gains	1,626,880	53,030	–	–	–	**1,679,910**
Ordinary reserve	209,062	–	–	–	–	**209,062**
Retained earnings	198,035	(50,646)	–	–	(4,987)	**142,402**
Net equity	5,657,461	2,384	–	50,266	(4,987)	**5,705,124**
Net income for fiscal year	423,188	(2,384)	(420,804)	–	184,751	**184,751**
Total shareholders' equity	**6,080,649**	–	**(420,804)**	**50,266**	**179,764**	**5,889,875**

At 31 December 2003, share capital stood at 866,609,375 euros divided into 189,486,162 shares with a par value of 4.57 euros.

Capital increase

During fiscal year 2004, 525,848 stock subscription options, granted to executives and other employees, were exercised, giving rise to the issuance of an equal number of new shares.

In addition, 787,675 new shares reserved for employees were issued on 13 August 2004.

AGF stock subscription options

On 17 September 1997, 16 October 1998, 2 September 2002, 23 September 2003, and 21 September 2004, the Board of Directors granted 734,500 stock subscription options at a price of 31.92 euros, 959,000 at 42.59 euros, 850,000 at 33.66 euros, 1,118,250 at 42.64 euros and 1,116,600 at 51.49 euros, respectively.

These options are valid for eight years. The options granted in 2002 cannot be exercised in the first two years, those granted in 1997 and 1998 cannot be exercised in the first five years and those granted in 2003 cannot be exercised in the first year.

At 31 December 2004 the number of unexercised stock subscription options was as follows:

- 26,061 options granted in 9/97 at an exercise price of 31.92 euros;
- 524,881 options granted in 9/98 at an exercise price of 42.59 euros;
- 839,870 options granted in 9/02 at an exercise price of 33.66 euros;
- 1,118,250 options granted in 9/03 at an exercise price of 42.64 euros;
- 1,116,600 options granted in 9/04 at an exercise price of 51.49 euros.

Following distribution of reserves in 2002, the number of options and their exercise price was adjusted, in accordance with articles 174-12 and 174-13 of the decree of 23 March 1967.

2 FIXED ASSETS

2.1 CHANGES IN FISCAL YEAR 2002

(in thousands of euros)	Gross value at 31.12.2001	Increase	Decrease	Gross value at 31.12.2002
Intangible fixed assets	521	–	–	521
Tangible fixed assets	5	–	–	5
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,128,399	707,185	1,793	4,833,791
Receivables from subsidiaries and affiliates	1,542,457	437,355	907	1,978,905
Equity investments	1	–	–	1
Treasury shares	854,760	–	14,723	840,037
Loans	–	–	–	–
Total	**6,526,143**	**1,144,540**	**17,423**	**7,653,260**

Shares in subsidiaries and affiliates increased primarily because AGF subscribed to AGF Holding's capital increase (643 million euros), acquired AGF Asset Management (28 million euros) and increased its stake in Euler Hermes (36 million euros).

At 31 December 2002, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 91 million euros,
- 9.39% of Euler Hermes in the amount of 171 million euros, written down by 28.9 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.78% of Worms et Cie in the amount of 13.1 million euros.

2.2 CHANGES IN FISCAL YEAR 2003

(in thousands of euros)	Gross value at 31.12.2002	Increase	Decrease	Gross value at 31.12.2003
Intangible fixed assets	521	–	–	521
Tangible fixed assets	5	–	–	5
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,833,791	3,030	5	4,836,816
Receivables from subsidiaries and affiliates (1)	1,978,905	2,153	1,173,242	807,816
Equity investments	1	–	–	1
Treasury shares (2)	840,037	987	90,553	750,471
Loans	–	15	–	15
Other	–	34,124	–	34,124
Total	**7,653,260**	**40,309**	**1,263,800**	**6,429,769**

Shares in subsidiaries and affiliates increased primarily because AGF increased its stake in Euler Hermes by 3 million euros.

At 31 December 2003, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 44.7 million euros,
- 9.86% of Euler Hermes in the amount of 174.3 million euros, written down by 25.1 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.75% of Worms et Cie in the amount of 13.1 million euros.

2.3 Changes in fiscal year 2004

(in thousands of euros)	Gross value at 31.12.2003	Increase	Decrease	Gross value at 31.12.2004
Intangible fixed assets	521	–	–	**521**
Tangible fixed assets	5	–	–	**5**
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,836,816	7,140	2	**4,843,954**
Receivables from subsidiaries and affiliates (1)	807,816	–	194,611	**613,205**
Equity investments	1	–	1	–
Treasury shares (2)	750,471	–	84,899	**665,572**
Loans	15	–	2	**13**
Other	34,124	–	34,124	–
Total	**6,429,769**	**7,140**	**313,639**	**6,123,270**

Shares in subsidiaries and affiliates increased primarily because AGF increased its stake in Euler Hermes by 7 million euros.

At 31 December 2004, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros.
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 83 million euros,
- 9.52% of Euler Hermes in the amount of 181.4 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.76% of Worms et Cie in the amount of 13.1 million euros.

(1) Loans to subsidiaries and affiliates (next page).
(2) Treasury shares booked under financial fixed assets as of 31 December 2004 (next page).

2.3.1 Loans to subsidiaries and affiliates

(in thousands of euros)	31.12.2004 Gross amount	Maturity – 1 year	Maturity + 1 year	Gross amount 31.12.2003	Gross amount 31.12.2002
AGF Holding	**529,449**	**152,449**	**377,000**	720,010	1,882,459
AGF Cash	**70,917**	**70,917**	–	70,943	76,864
Accrued interest	**11,286**	**11,286**	–	12,130	16,995
Eustache	–	–	–	–	–
Accrued interest	–	–	–	–	–
AGF Cash (income share)	**1,553**	**1,553**	–	4,733	2,587
Total	**613,205**	**236,205**	**377,000**	**807,816**	**1,978,905**

2.3.2 Treasury shares booked under financial fixed assets as of 31 December 2004

(in thousands of euros)	Number	Net book value	Average cost
Purchase options granted to Group employees			
Options granted in 1999	899,910	43,186	47.99
Options granted in 2000	934,108	50,633	54.20
Options granted in 2001	979,029	47,619	48.64
Other shares held in treasury	9,132,564	524,134	57.39
Treasury shares	**11,945,611**	**665,572**	**55.72**

At the 4 June 1999 AGM, shareholders authorised the company to buy back up to 10% of the shares of AGF, in accordance with the law of 2 July 1998. This authorisation was renewed at the subsequent AGMs of 30 May 2000, 5 June 2001, 14 May 2002, 26 May 2003 and 25 May 2004.

As of 31 December 2004, 11,945,611 shares with a book value of 665.6 million euros had been repurchased in the context of this programme. In accordance with opinion 98-D of the CNC task force, these shares have been booked as "financial fixed assets – treasury shares".

In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2004, 11,945,611 shares were held in treasury, out of a total of 189,486,162 in issue. All treasury shares were held in nominative form, as the liquidity contract had reached maturity.

3 PROVISIONS

3.1 CHANGES IN FISCAL YEAR 2002

(in thousands of euros)	Provisions at 31.12.2001	Increases	Decreases	Provisions at 31.12.2002
Allowance for write-downs on financial fixed assets (1)	336,350	312,261	7,762	**640,849**
Allowance for write-downs on marketable securities	–	295	–	**295**
Provisions for contingencies and losses (2)	29,825	3,345	16,487	**16,683**
Total	**366,175**	**315,901**	**24,249**	**657,827**

(1) Provisions included 91 million euros for Banque AGF, 204.6 million euros for Eustache and 28.9 million euros for Euler Hermes. The increase in fiscal year 2002 related primarily to 283 million euros in treasury shares.

(2) Write-back of the provision for severance of 1.2 million euros and write-back of the provision for taxes assessments of 15.2 million, which were unused.
A pension provision of 3.3 million euros was booked.

3.2 CHANGES IN FISCAL YEAR 2003

(in thousands of euros)	Provisions at 31.12.2002	Increases	Decreases	Provisions at 31.12.2003
Allowance for write-downs on financial fixed assets (1)	640,849	3	200,403	**440,449**
Allowance for write-downs on marketable securities	295	–	295	–
Provisions for contingencies and losses (2)	16,683	14,419	3,345	**27,757**
Total	**657,827**	**14,422**	**204,043**	**468,206**

(1) Provisions included 45 million euros for Banque AGF, 205 million euros for Eustache, 25 million euros for Euler Hermes and 166 million euros for treasury shares. The write-back in fiscal year 2003 related primarily to 150 million euros in treasury shares and 46 million euros for Banque AGF.

(2) Provisions included, Entenial defeasance (19.9 million euros), litigation (4.5 million euros) and pension provisions (2.6 million euros).
Changes were as follows: a pension provision of 3.3 million euros was written back. A pension provision of 2.6 million euros, a litigation provision of 4.5 million euros and a provision for Entenial defeasance of 7 million euros were booked.

3.3 CHANGES IN FISCAL YEAR 2004

(in thousands of euros)	Provisions at 31.12.2003	Increases	Decreases	Provisions at 31.12.2004
Allowance for write-downs on financial fixed assets (1)	440,449	38,703	159,444	**319,708**
Allowance for write-downs on marketable securities	–	–	–	–
Provisions for contingencies and losses (2)	27,757	5,049	4,151	**28,655**
Total	**468,206**	**43,752**	**163,595**	**348,363**

(1) Provisions included 83 million euros for Banque AGF, 205 million euros for Eustache and 32 million euros for treasury shares. The write-back in fiscal year 2004 consisted primarily of 134.4 million euros in treasury shares and 25 million euros for Euler Hermes. The increase in provisions consisted of 38.7 million euros for Banque AGF.

(2) Provisions included, in particular, Entenial defeasance (19.9 million euros) and pension provisions (5.1 million euros).
Changes in 2004 were as follows: a 3.8 million euro provision related to the Banesto tax dispute was written back, a Cardiff pension provision of 2.2 million euros was booked and a provision of 1.5 million euros was booked for financial instruments.

4 Receivables

4.1 Analysis of receivables

(in thousands of euros)	31.12.2002	31.12.2003	31.12.2004
Affiliates	58,970	1,428,262	**1,493,205**
Employee offer – privatisation	–	–	–
Miscellaneous	25	227	**1,214**
Total	**58,995**	**1,428,489**	**1,494,419**

At 31 December 2004, receivables included primarily 1,404 million euros at AGF Cash, including an asset translation difference of 6 million euros.

4.2 Accrued income

Accrued income included in total receivables was as follows:

(in thousands of euros)	Amount at 31.12.2002	Amount at 31.12.2003	Amount at 31.12.2004
Affiliates	–	–	–
Miscellaneous	14	14	**14**
Total	**14**	**14**	**14**

5 Marketable securities

Treasury shares classified under marketable securities were, for the most part, sold.

	31.12.2004			31.12.2003		31.12.2002	
(in thousands of euros)	Number of shares	Gross book value	Net book value	Number of shares	Net book value	Number of shares	Net book value
Treasury shares	–	–	–	21,532	546	64,724	1,318

6 Liabilities

6.1 Analysis of liability due dates

(in thousands of euros)	31.12.2004				Gross amount 31.12.2003	Gross amount 31.12.2002
	Gross amount	– 1 year	Between 1 and 5 years	+5 years		
Subordinated debt issue (1)	**462,594**	12,594	–	450,000	462,593	462,685
Borrowings and due to banks (2)	**24,835**	24,835	–	–	25,361	20,254
Other borrowings and liabilities (3)	**775,820**	70,917	–	704,903	775,850	781,789
Payroll and tax liabilities (4)	**118,915**	118,915	–	–	52,109	7,440
Other liabilities	**17,155**	17,155	–	–	14,401	6,350
Sub-total debt excluding subordinated debt issue	**936,725**	231,822	–	704,903	867,721	815,833
Total	**1,399,319**	**244,416**	–	**1,154,903**	**1,330,314**	**1,278,518**

(1) Subordinated debt issue of 450 million euros maturing 8 March 2020 and accrued interest of 12.6 million euros.

(2) This item mainly includes accrued interest on interest rate swaps.

(3) – 700 million euro, 20-year subordinated loan from Allianz Finance BV to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

– 70.9 million euros owed to AGF UK, maturity at the discretion of the lender with prior written notice of at least five days.

(4) Payroll and tax liabilities mainly include:

- the difference between:
  - taxes on internal sales within the tax consolidation group, the payment of which is deferred until the assets are disposed of outside the consolidation group (155.6 million euros),
  - the deferred tax effect of losses carried forward of 119.2 million euros to the extent that it is likely that they will offset taxable income from prior years or tax liabilities coming due at the same date.
- Overpayment of subsidiary taxes (30.9 million euros).
- Income tax of 23.6 million euros.
- A provision for holiday pay of 2.5 million euros.
- A bonus provision of 5 million euros.
- The equalisation tax (*précompte*) on dividends of 103.8 million euros.

6.2 Accrued liabilities

(Accrued liabilities are included under "Other liabilities" in the preceding table).

(in thousands of euros)	Amount at 31.12.2002	Amount at 31.12.2003	Amount at 31.12.2004
Other liabilities	3,370	12,909	15,358
Dividends payable	1,339	1,492	1,797
Total	**4,709**	**14,401**	**17,155**

NOTES ON THE STATUTORY PROFIT AND LOSS STATEMENT

7 Revenue

(in thousands of euros)	2002	2003	2004
Income from subsidiaries and affiliates			
Worms	510	1,201	**480**
Euler Hermes	3,753	3,029	**7,139**
AGF Holding	661,712	327,445	**44,652**
Banque AGF	–	–	**50,769**
AGF Asset Management	–	457	**686**
A.F.A.	–	1	–
Sub-total	665,975	332,133	**103,726**
Income from loans	64,158	74,815	**42,373**
Income from marketable securities	–	–	**1**
Other revenue	84,270	80,712	**96,326**
Total	**814,403**	**487,660**	**242,426**

All revenue derived from business in France.

8 Income and expenses on investments

(in thousands of euros)	Investment income and expenses related to investments in affiliated companies	Other investment income and expenses	Total
Income from subsidiaries and affiliates	103,726	–	**103,726**
Income from loans	42,373	–	**42,373**
Income from marketable securities	–	1	**1**
Financial income	25,032	71,294	**96,326**
Write-backs of provisions	159,444	–	**159,444**
Total investment income	330,575	71,295	**401,870**
Financial expenses	(41,675)	(111,533)	**(153,208)**
Provisions	(38,703)	(27)	**(38,730)**
Total financial expenses	(80,378)	(111,560)	**(191,938)**
Net investment income	250,197	(40,265)	**209,932**

9 EXCEPTIONAL INCOME AND EXPENSES

FISCAL YEAR 2002 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of DRCM Gestion	27,999	28,685	**686**
Sale of Worms & Cie	1,793	2,292	**499**
Repurchase of treasury shares	26	1,683	**1,657**
Sub-total	29,818	32,660	**2,842**
Changes in provisions			
Tax assessment	–	15,245	**15,245**
Pensions	3 ,345	–	**(3,345)**
Sub-total	3,345	15,245	**11,900**
Administrative transactions			
Tax adjustments	464	1,633	**1,169**
Severance payments	1,398	1,242	**(156)**
Miscellaneous	574	949	**375**
Sub-total	2,436	3,824	**1,388**
Total exceptional items	35,599	51,729	**16,130**

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

FISCAL YEAR 2003 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of Eustache	5	–	**(5)**
Repurchase of treasury shares	14,504	1,285	**(13,219)**
Sub-total	14,509	1,285	**(13,224)**
Changes in provisions			
CDE defeasance	7,000	–	**(7,000)**
AGF Mat	357	–	**(357)**
Tax assessment	4,511	–	**(4,511)**
Pensions	–	3,345	**3 345**
Sub-total	11,868	3,345	**(8,523)**
Administrative transactions			
Tax adjustments	1,010	–	**(1,010)**
Severance payments	–	–	–
Miscellaneous	(355)	483	**838**
Sub-total	655	483	**(172)**
Total exceptional items	27,032	5,113	**(21,919)**

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

FISCAL YEAR 2004 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of Entenial	1	2	1
Sale of Aventis	1	3	2
Repurchase of treasury shares	7,508	2,397	(5,111)
Sub-total	7,510	2,402	(5,108)
Changes in provisions			
Tax disputes	–	3,811	3,811
Financial instruments	1,466	–	(1,466)
Miscellaneous	665	–	(665)
Pensions	2,902	341	(2,561)
Sub-total	5,033	4,152	(881)
Administrative transactions			
Miscellaneous	30	260	230
Sub-total	30	260	230
Total exceptional items	**12,573**	**6,814**	**(5,759)**

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

10 INCOME FOR THE FISCAL YEAR AND TAXES

(in thousands of euros)	Income before taxes	Taxes	Net income after taxes
Net income before exceptional items	158,602	(30)	158,572
Exceptional items	(5,759)	–	(5,759)
Total	152,843	(30)	152,813
Tax attributable to consolidation	–	31,938	31,938
Total	**152,843**	**31,908**	**184,751**

Overall tax income totalled 32 million euros.

Cumulative tax losses carried forward for the tax consolidation group stood at 358 million euros at 31 December 2004 and were distributed as follows:

1999	–
2000	–
2001	–
2002	357,709
2003	–
Deferred amortisation	–
Total	**357,709**

11 Directors' fees

11.1 For fiscal year 2003

The amount of directors' fees paid totalled 346.7 thousand euros.

11.2 For fiscal year 2004

The amount of directors' fees paid totalled 321.6 thousand euros.

12 Off-balance sheet commitments

Financial market transactions
On the over-the-counter market:
- Fixed rate swap payables: 1.3 billion euros.
- Floating rate swap payables: 0.9 billion euros.

Other commitments
Belgium (subsidiary AGF Belgium Insurance, formerly Assubel Vie)
Acting on authorisation of the Board of Directors, AGF issued a comfort letter to AGF Belgium Insurance, formerly Assubel Vie, in November 1998, which was confirmed in writing on 31 July 2003.

Authorised by the Board of Directors of AGF SA:
- Approval of a retirement plan for members of the executive committee and officers of the AGF Group.
- In the context of the sale of Entenial, AGF has granted the customary guarantees and potential specific performance guarantees on defeasance transactions. AGF also guarantees the commitments of Banque AGF in favour of CFF.
- AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.
- AGF has extended a letter of guarantee to Total Fina Elf supporting AGF Vie's contractual and financial obligations under an insurance policy AGF Vie issued regarding a group defined-benefit pension plan.

13 Appropriation

(in thousands of euros)	31.12.2004
Sources:	
Retained earnings	142,402
Fiscal year net income	184,751
Total	**327,153**
Appropriations:	
Dividends	327,113 *
Retained earnings	40 *
Total	**327,153**
Dividends to shareholders:	
From fiscal year net income	327,113 *
From premium on contributions	135,112 *
Total	**462,225**

* Pending approval at the General Meeting of Shareholders.

Other information
Employees
As of 31 December 2004, there were a total of 7 employees.

Consolidating parent company
AGF is fully consolidated by Allianz AG, Munich.

TREASURY SHARES AT 31 DECEMBER 2004

(in thousands of euros)	Number	Net book value in thousands of euros	Average cost in euros
Share purchase options granted to Group employees:			
Options granted in 1999	899,910	43,186	47.99
Options granted in 2000	934,108	50,391	53.95
Options granted in 2001	979,029	47,619	48.64
Other treasury shares (1)	9,132,564	492,662	53.95
Treasury shares booked as financial fixed assets	11,945,611	633,858	53.06
Total treasury shares	**11,945,611**	**633,858**	**53.06**

(1) In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2004, 11,945,611 shares were held in treasury, out of a total of 189,486,162 in issue. All treasury shares were held in nominative form, as the liquidity contract had reached maturity.

SUBSIDIARIES AND INVESTMENTS

(in thousands of euros)	Share capital	Reserves and retained earnings before appropriation of income	Percent ownership	Market value at 31.12 2004	Book value of shares held: Gross 31.12 2004	Net 31.12 2004	Net 31.12 2003	Net 31.12 2002	Outstanding loans and advances granted by the company	Guarantees granted by the company	Revenue	Profit (loss) for fiscal year	Dividends received by the company during fiscal year 2004
A. Detailed information on subsidiaries and investments													
1. Subsidiaries (more than 50% owned by the company)													
a) French companies													
AGF Holding 87, rue de Richelieu 75002 PARIS	1,134,566	769,720	99.99	11,216,426	4,178,171	4,178,171	4,178,170	4,178,168	540,735	-	1,480,816	1,604,577	44,652
Eustache 87, rue de Richelieu 75002 PARIS	3,326	960	99.99	2,725	207,326	2,725	2,725	2,724	-	-	-	(12,984)	-
SNC AGF Cash 14, rue Halévy 75009 PARIS	225	4	99.99	229	229	229	229	229	70,917	-	-	1,552	-
b) Foreign companies													
2. Shares in affiliates (5-50% owned by the company)													
a) French companies													
Banque AGF 14, rue Halévy 75009 PARIS	202,013	36,649	29.76	152,282	235,672	152,282	190,985	144,705	-	-	204,136	161,368	50,769
Euler Hermes 1, rue Euler 75008 PARIS	13,794	896,634	9.51	209,812	181,433	181,433	149,207	142,342	-	-	-	47,204	7,139
AGF Asset Management 87, rue de Richelieu 75002 PARIS	92	22,678	7.61	29,115	27,997	27,997	27,997	27,997	-	-	94,233	13,502	686
AGF Iart 87, rue de Richelieu 75002 PARIS	-	-	-	1	-	-	-	-	-	-	-	-	-
b) Foreign companies													
B. Overall information on other subsidiaries and investments													
1. Subsidiaries not included in paragraph A	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Investments not included in paragraph A	-	-	-	18,962	13,125	13,122	13,122	13,125	-	-	-	-	480

REPORT OF THE STATUTORY AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***Fiscal year ended:*** 31 December 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Ladies, Gentlemen,

In our capacity as statutory auditors, we present below our report on:

- The audit of the accompanying annual financial statements of AGF S.A.;
- The justification of our assessments;
- The specific procedures and disclosures prescribed by law.

The annual financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1 Opinion on the annual financial statements

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly the financial position of the Company as of 31 December 2004, and the results of its operations for the year then ended, in accordance with French professional standards.

2 Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code in relation to the justification of our assessments, we draw your attention the following matter:

The assets of your company are principally comprised of investments in participating interests for which the measurement method is set out in the notes to the financial statements.

We reviewed the measurement method used by the company, as described in the notes to the financial statements, with respect to these assets and, on the basis of elements currently available, performed tests to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the company.

Our work relating to significant estimates made by the management enabled us to assess their reasonable nature.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3 Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Director's Report and its consistency with the annual financial statements and other information presented to shareholders concerning the financial position and financial statements.

In accordance with the law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders have been properly disclosed in the Directors' report.

Paris-La Défense May 3, 2005
The statutory auditors

KPMG Audit *Division of KPMG S.A.*	ERNST & YOUNG Audit
Francine Morelli	Dominique Duret-Ferrari

SCHEDULE OF SECURITIES HELD BY THE COMPANY AT 31 DECEMBER 2004

Quantity	Securities		Balance sheet value
	Subsidiaries and affiliates (long term)		*(in thousands of euros)*
1	A.F.A.		1
1	AGF 2X	(Consolidated)	–
879	AGF Asset Management	(Consolidated)	27,997
7,441,937	AGF Holding	(Consolidated)	4,178,171
1	AGF Boieldieu	(Consolidated)	–
1	AGF Private Equity	(Consolidated)	–
1	AGF Richelieu	(Consolidated)	–
6	Allianz Holding France		1
1	Arcalis	(Consolidated)	–
1	AGF Iart	(Consolidated)	–
6,680,132	Banque AGF	(Consolidated)	152,282
1	Calypso	(Consolidated)	–
1	Coparc	(Consolidated)	–
4,097,759	Euler Hermes	(Consolidated)	181,433
207,872	Eustache	(Consolidated)	2,725
10	GIE Placements d'assurance	(Consolidated)	–
1	Qualis	(Consolidated)	–
1	SIBI	(Consolidated)	–
149,999	SNC AGF Cash	(Consolidated)	229
800,754	Worms et Cie		13,121
	Total subsidiaries and affiliates		4,555,960
	Treasury shares		
11,945,611	Treasury shares		633,858
	Total treasury shares		633,858
	Marketable securities		
	Shares:		
33	Sanofi-Aventis		2
234	Gecina		11
	Loans to board members		3
	Total marketable securities		16
	Total securities		5,189,834

FIVE YEAR FINANCIAL SUMMARY

(in thousands of euros)	2004	2003	2002	2001	2000
Share capital at year-end					
Share capital	**866,609**	860,602	854,810	844,631	844,168
Total shares of common stock outstanding	**189,486,162**	188,172,639	186,906,160	184,680,634	184,579,334
Number of dividend-bearing shares	**177,778,738** *	176,123,750	171,489,636	170,054,222	167,607,882
Operations and results for the fiscal year					
Total revenue	**242,426**	487,660	814,403	195,703	1,173,845
Income before taxes, employee profit-sharing, amortisation and provisions	**28,147**	242,506	655,064	193,813	1,099,804
Income taxes	**31,908**	(23,207)	76,010	70,238	(2,734)
Employee profit-sharing during fiscal year	**(45)**	(2)	–	–	–
Income after taxes, amortisation and provisions	**184,751**	423,188	439,272	254,157	1,162,360
Income distributed	**462,225** *	317,023	171,490	340,108	335,216
Earnings per share *(in euros)*					
Income after taxes and employee profit-sharing but before amortisation and provisions	**0.32**	1.17	3.91	1.43	5.94
Income after taxes, employee profit-sharing, amortisation and provisions	**0.98**	2.25	2.35	1.38	6.30
Net dividend per share	**2.60** *	1.80	1.00	2.00	2.00
Employees					
Average number of salaried employees during the year	**7**	7	2	–	–
Total salary expenses	**8,604**	5,237	1,751	–	–
Employee benefits paid during the year (Social Security, etc.)	**595**	1,847	263	–	–

* Pending approval at the General Meeting of Shareholders.

SPECIAL REPORT OF THE STATUTORY AUDITORS ON CERTAIN RELATED-PARTY TRANSACTIONS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***Fiscal year ended:*** 31 December 2004

(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

Ladies, Gentlemen,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

Authorized related-party transactions during current year

In accordance with article L.225-40 of the Commercial Code, we have been advised of certain contractual agreements which were authorised by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the March 23, 1967 decree, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

With Allianz AG

Directors concerned: Mr. Diekmann, Mr Bremkamp and Mr Breipohl.

Nature, purpose, and content: Authorisation of the renewal of the Stock Appreciation Rights ("SAR") plan whose beneficiaries include managers of all Allianz Group companies.

This new SAR plan, the terms of which have reportedly not changed compared to the prior year (duration of validity – 7 years, exercisable after 2 years from the date of grant and on the condition of growth of at least 20% and of outperformance of the Dow Jones Europe Stoxx Index for 5 consecutive days) would apply to 49 managers of AGF.

This agreement was authorised by your Board of Directors on 23 September 2003 and was renewed by your Board of Directors on 21 September 2004.

Nature, purpose, and content: membership of MegaCat Program, an Allianz global hedge against exceptional scale risk with rare frequency.

This agreement was authorised by your Board of Directors on 21 September 2004 and 6 December 2004.

Nature, purpose, and content: Renewal of the authorisation provided to AGF S.A. by Allianz Group in relation to the acquisition of the shares of the company AVIP, authorised by Board of Directors on 21 September 2004 and on 6 December 2004.

The acquisition of 100% of the shares of the company AVIP was realized on 16 December 2004 at 66.2 million euros and comes with guarantee clauses on liabilities given by the seller.

.../...

Approved related-party transactions during previous years whose execution continued during current year
In addition, in accordance with March 23, 1967 decree, we have been informed of following related parties transactions execution, approved during previous years and continued during current year.

With AGF Vie
Nature, purpose, and content: modification of the tax consolidation group agreement, under which AGF S.A. is the head of the Group.

With AGF Banque
Nature, purpose, and content: issuance of a guarantee granted by AGF S.A. and related to the disposal of Enténial.

With AGF Belgium
Nature, purpose, and content: extension of a letter of comfort issued to AGF Belgium.
Given the new writ of summons before the Commercial Tribunal of Brussels ("*Tribunal de Commerce de Bruxelles*") for events dating from the 1980s, the Insurance Regulatory Office ("*Office du Contrôle des Assurances*") asked that the letter of support established in 1998 by the company AGF be extended to cover possible financial consequences resulting therefrom..

With the members of the Executive Committee
Members of the group's executive committee, including officers, are covered by a specific supplementary retirement plan, the terms of which were set forth in internal rules and regulations approved by the board of directors in its meeting of 15 April 1998.
At 31 December 2004, the total commitment under this agreement was evaluated at 11.191 million euros.

With Allianz AG
– A provision of 0.4 million euro was booked in the 31 December 2002 accounts of AGF S.A. in respect of the liability guarantee related to the sale of AGF MAT shares at the end of 2001, which was transacted at a valuation close to the net asset value. During 2003, a part of the liability, considered definitive, has been paid to Allianz AG. No change appeared into 2004.

– In the context of the Allianz Group's refinancing strategy, AGF S.A. issued 700 million euros in subordinated debt maturing in 20 years subscribed by Allianz Finance BV, controlled by Allianz AG. The terms of the loan are as follows:
- Maturity: 20 years;
- Interest: fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year;
- Repayment conditions: after the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

With Total
AGF gave a contra-guarantee to Total in relation to contractual and financial obligations of AGF Vie relating to a collective defined benefit retirement contract. This commitment guarantees that the obligations of AGF Vie will be respected and maintained if AGF Vie shareholders change. The commitment remains valid until the extinguishment of AGF Vie's obligations.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit *Division of KPMG S.A.*	ERNST & YOUNG Audit
Francine Morelli	Dominique Duret-Ferrari



COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF 23 MAY 2005

AGENDA

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR ORDINARY GENERAL MEETING

- Review of reports of the Board of Directors, of the Chairman of the Board of Directors (art. L. 225-37 of the Commercial Code) and of the statutory auditors, approval of statutory and consolidated financial statements for fiscal year 2004;
- Allocation and distribution of income for the fiscal year;
- Distribution by deduction from the paid-in capital account;
- Transfer to ordinary reserve from the special reserve for long-term net capital gains;
- Review of the special report of the statutory auditors on agreements subject to articles L. 225-38 and subsequent provisions of the Commercial Code and approval of agreements subject thereto;
- Authorisation to issue bonds;
- Authorisation to buy back securities of the company.

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR EXTRAORDINARY GENERAL MEETING

- Authorisation to issue subordinated debt instruments;
- General authorisation to issue securities providing entitlement to share capital with maintenance of preferential subscription rights;
- General authorisation to issue securities providing entitlement to share capital with cancellation of preferential subscription rights;
- Authorisation to increase share capital by incorporating reserves, profits or amounts from the paid-in capital accounts;
- Authorisation to increase share capital so as to remunerate shares exchanged as consideration in share tender offers;
- Overall limitation on authorisations;
- Authorisation to increase share capital reserved for employees participating in an AGF Employee Savings Plan (*plan d'epargne d'entreprise*);
- Authorisation to increase share capital by remunerating contributions in kind;
- Authorisation to grant free allocations of shares of the company to officers and employees;
- Authorisation to reduce share capital through the cancellation of shares;
- Powers.

RESOLUTIONS

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR ORDINARY GENERAL MEETING

Resolution one: Approval of statutory financial statements

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the reports of the Board of Directors and the statutory auditors on statutory financial statements for the year ended 31 December 2004, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the statutory financial statements for fiscal year 2004 as presented, as well as the transactions appearing in those statements or mentioned in these reports, giving rise to income of 184,751,286.36 euros.

Resolution two: Approval of consolidated financial statements

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the reports of the Board of Directors and the statutory auditors on consolidated financial statements for the year ended 31 December 2004, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the consolidated financial statements for fiscal year 2004 as presented, as well as the transactions appearing in those statements or mentioned in these reports.

Resolution three: Allocation of profits

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary General Meetings and acting on the recommendation of the Board of Directors, after recognising that the number of shares held in treasury at 11 March 2005 stood at 11,854,009 and therefore that the number of dividend bearing shares stood at 177,778,738, hereby makes the following allocations of profits for the fiscal year ended 31 December 2004:

	(in euros)
Profit for the fiscal year	184,751,286.36
Retained earnings brought forward of The balance brought forward has been reduced by the amount provided for under article 39 of the 2004 French government budget for 2004, being €4,987,500.00, pursuant to notice 2005-A of 2 February 2005 of the Issues Task Force of the National Accounting Council *(Comité d'urgence du Conseil National de la Comptabilité)*	142,402,233.91
Distributable results	327,153,520.27
Allocated to the distribution of dividends	327,112,877.92
Balance: allocated to retained earnings	40,642.35

Therefore, the overall dividend on 177,778,738 shares stands at 327,112,877.92 euros, being 1.84 euros a share[1].

It shall be paid at the head office starting 24 May 2005.

The General Meeting of shareholders hereby notes the abolition of the dividend tax credit (avoir fiscal) by the 2004 Finance Law and notes that, pursuant to article 243 bis of the General Tax Code, individuals are eligible for tax credit of 50% on income distributed within the scope of this resolution, as provided for in article 158,3-2° of the General Tax Code.

The General Meeting of shareholders also hereby notes that, pursuant to the provisions of article 243 bis of the General Tax Code that the dividend paid on each share and the corresponding tax credit over the last three fiscal years was as follows:

Fiscal year *(in euros)*	Net dividend	Tax credit (50%)	Actual revenue
2001	2.00 *	1.00	3.00
2002	1.00	0.50	1.50
2003	1.80	0.90	2.70

* Including €1.10 per share paid from profits and €0.90 per share from the ordinary reserve.

Resolution four: Distribution by deduction from the paid-in capital account

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings and acting on the recommendation of the Board of Directors, after recognising that the balance sheet shows under the "Paid-in capital" account an amount of €1,687,227,351.34, that the number of shares held in treasury at 11 March 2005 stood at 11,854,009 and therefore that the number of dividend bearing shares stands at 177,778,738, has decided to distribute an amount of €135,111,840.88, being €0.76 a share (2), by deduction from the paid-in capital account thereby reduced to €1,552,115,510.86.

It shall be paid starting 24 May 2005.

The General Meeting of shareholders formally acknowledges the abolition of the dividend tax credit by the 2004 Finance Law and notes that, pursuant to article 243 bis of the General Tax Code, individuals are eligible for tax credit of 50% on income distributed within the scope of this resolution, as provided for in article 158,3-2° of the General Tax Code.

An overall amount of €2.60 a share will therefore be distributed to shareholders, after taking into account the dividend of €1.84 deducted from profit whose allocation is the subject of the previous resolution.

(1) and (2) The dividend per share has been set at €2.60 per share, to be paid from *distributable profits and then the paid-in capital account. The total amount of the* dividend may differ slightly in the event of a change in the number of shares held by the company and/or by virtue of stock option exercises between the date of the meeting of the Board of Directors called to approve financial statements for fiscal year 2004 and the date of this general meeting of shareholders.

Resolution five: Transfer to ordinary reserve from the reserve for long-term net capital gains

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, on the proposal from the Board of Directors and pursuant to an obligation made under article 39 of the 2004 French government budget, decides to:

– transfer to the ordinary reserve, up to €200,000,000, the sums recorded as a reserve for long-term net capital gains of the company,

– apply the amount of the resulting exceptional tax to ordinary reserves as provided for by article 39 of the 2004 French government budget, bringing the ordinary reserve to €404,074,562.03. As a consequence the General Meeting of shareholders credits the aforecited exceptional tax brought forward, resulting in a balance of €5,028,142.35 for this account.

Resolution six: Related party transactions

The General Meeting of shareholders, voting under the quorum and majority required for Ordinary General meetings, having heard the special report of the statutory auditors on transactions pursuant to articles L. 225-38 and subsequent provisions of the Commercial Code, does hereby approve said transactions.

Resolution seven: Authorisation to issue bonds

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, does hereby authorise the Board of Directors to issue bonds at its sole discretion on one or several occasions on French and international markets. Said issues may be denominated in euros or a foreign currency. The total of the par values of issued authorised pursuant to this resolution shall not exceed one and one-half billion euros or the corresponding amount in a foreign currency. The Board shall have the authority to determine the forms, timing, rates, and terms and conditions of said issues, the principals of which may be repaid with or without discounts. Issues in foreign currencies shall be posted against the above-authorised amount at exchange rates in effect on dates of issue.

The Board of Directors is hereby given full power within the provisions of law to establish the terms and conditions of issues as well as the characteristics of bonds, which may pay both interest at fixed or floating rates and supplementary interest at fixed or floating rates, or only one or the other, with the stipulation that any supplementary floating interest and floating premium repayment shall be calculated as the Board deems appropriate.

The amount of the repayment premium, if there be any, shall be in addition to the maximum par values of bonds that may be issued pursuant to this resolution.

The Board of Directors is hereby given full power to determine, if necessary whether issues will have collateral security guarantees attached, or not, and/or to insert a subordination clause, and if so, to establish and assign underwriting responsibilities and/or this subordination clause and constitute a masse of holders and take any or all steps deemed necessary in that regard.

The authorisation shall be valid for a period of five years starting from the date of this general meeting of shareholders. It cancels and supersedes the authorisation to issue bonds given to the Board of Directors for a five-year period under the eleventh resolution of the Ordinary General Meeting of shareholders on 30 May 2000.

Resolution eight: Authorisation to buy back company shares

The General Meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, and in consideration of the report of the Board of Directors and the note d'information approved by the Autorité des Marchés Financiers (AMF), hereby authorises the Board of Directors to approve the buy back of company shares pursuant to article L. 225-209 of the Commercial Code.

The acquisition, sale or transfer of the aforesaid shares may occur through any and all means, on the market or over-the-counter, and may include the acquisition of blocks of shares and the use of derivative instruments traded on a regulated market or over-the-counter and option strategies (sale of put options).

The purchase price shall not exceed €90 per share, net of acquisition fees, and the sale price may not be less than €35 per share, net of selling fees, subject to possible adjustments related to any changes in the share capital of the company.

The minimum unit sale price shall apply in the event of resale of shares acquired under this buy-back programme and/or programmes approved by previous General Meetings of shareholders.

In the event of a share capital increase through incorporation of reserves and distribution of free shares as well as a stock split or reverse split, the above prices shall be adjusted by a multiplier equal to the ratio of the number of shares comprising share capital prior to the operation to the number subsequent to the operation.

The portion of the share capital repurchased by the company shall never exceed 10% of share capital or 18,963,274 shares as of 11 March 2005 for a maximum buy-back programme of €1,706,694,660.

Shares may be acquired, regardless of terms, in order to:
–remit shares in respect of rights attached to securities providing entitlement through reimbursement, conversion, exchange or presentation of a warrant, or in any other manner, to shares of the company;
– grant free allocations of shares to officers and employees of the company and/or its affiliated companies;
– grant stock options to employees of the company and/or its affiliated companies;
– cancel acquired shares;
– stabilise the market price, in accordance with regulations in force and in the framework of a liquidity contract;
– retain the shares acquired and remit them subsequently in payment or exchange for equity in the event of acquisitions.

This authorisation shall be valid for a period of eighteen months starting from the date of this General Meeting of shareholders and supersedes and replaces the authority previously granted by the Combined Ordinary and Extraordinary General Meeting of shareholders of 25 May 2004 in its fifteenth resolution.
The Board of Directors is granted full powers, which may be delegated to the Chairman, to carry out this resolution.

Also to be presented to the Extraordinary General Meeting of shareholders of 23 May 2005 (resolution eighteen) is an authorisation for the Board to proceed as need be with the cancellation of shares bought back pursuant to resolution eight up to a limit of 10% of share capital.

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR EXTRAORDINARY GENERAL MEETING

Resolution nine: Authorisation to issue subordinated bonds

The General Meeting of shareholders, voting under the quorum and the majority required for extraordinary general meetings, does hereby authorise the Board of Directors to issue bonds at its sole discretion on one or several occasions on French and international markets. Said issues may be denominated in euros or a foreign currency. The total of the par values of issued authorised pursuant to this resolution shall not exceed one and one-half billion euros or the corresponding amount in a foreign currency. The Board shall have the authority to determine the forms, timing, rates, and terms and conditions of said issues, the principals of which may be repaid with or without premiums. Issues in foreign currencies shall be posted against the above-authorised amount at exchange rates in effect on dates of issue.

The Board of Directors is hereby given full power within the provisions of law to establish the terms and conditions of issues as well as the characteristics of bonds. Subordination clauses may be included in respect of either or both the right to repayment of principal and the right to the payment of interest. Payment of interest may be deferred, reduced or cancelled, in particular in the event that the company does not pay dividends. Notes issued pursuant to this authorisation may be perpetual notes.

The amount of the repayment premium, if there be any, shall be in addition to the maximum par values of bonds that may be issued pursuant to this resolution.

The Board of Directors is hereby given full power to constitute a masse of holders of securities and take any or all steps deemed necessary in that regard.

The authorisation shall be valid for a period of five years starting from the date of this General Meeting of shareholders. It cancels and supersedes the authorisation to issue bonds given to the Board of Directors for a five-year period under the twelfth resolution of the Ordinary General Meeting of shareholders on 30 May 2000.

Resolution ten: Issuance of securities providing entitlement to share capital with maintenance of preferential subscription rights

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary General meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of articles L. 225-129-2, L.225-135 and L.228-92 of the Commercial Code:

1 Hereby grants authority to the Board of Directors to carry out, through a public offer for sale, one or more increases to the share capital of the company, in France or outside France, in euros, in ordinary shares or any other securities of the company that give access by any means, immediately and/or at a future date, to ordinary shares of the company. These securities may also be denominated in currencies other than euros, or in a monetary unit established by reference to a number of currencies.

The authority hereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting;

2 Hereby stipulates that the par value of the share capital increases that may be issued immediately or at a later date shall not exceed a par value of €650mn, an amount to which shall be added, if necessary, the par value of supplementary shares that may be issued in order to preserve the rights of holders of securities providing an entitlement to share capital pursuant to the law;

3 Hereby stipulates that the par value of debt, giving rights to share capital, which may be issued by virtue of the above-delegated authority, shall not exceed €1.5bn or the equivalent amount in the event of an issue in a currency other than euros;

4 Hereby stipulates that the shareholders have, proportionally to the amount of their shares, a preferential right of subscription to the securities issued giving right to these shares;

5 Hereby stipulates that if subscriptions as of right and excess subscriptions fail to exhaust the total issuance of shares or other securities as defined above, the Board may resort to one or more of the following options, as it deems fit:
- it may limit the issue to the amount of subscriptions, provided that that amount is equal to at least three-quarters of the total issuance;
- it may freely apportion any or all of the unsubscribed securities;
- it may offer any or all of the unsubscribed securities to the public;

6 Hereby notes that under the above authorisation shareholders waive their preferential subscription rights in respect of the shares to which these securities provide entitlement in favour of the holders of securities providing an entitlement to shares of the company that might ultimately be issued;

7 Hereby stipulates that sums that revert or might revert to the company for shares issued under the above authorisation shall be at least equal to the par value of the shares;

8 Hereby stipulates that the Board of Directors, or its Chairman acting as its duly authorised delegate, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued; establishing the amounts, prices and conditions of issuance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect; determining the method of payment for shares or other securities issued; providing for their possible repurchase on the market and possible suspension of exercises of rights to shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to law and regulatory statutes.

In addition, the Board or its Chairman may allocate the expenses related to issuances to the paid-in capital account and deduct from this amount the sums needed to raise regulatory reserves to one-tenth of the new level of share capital after each issuance, enter into any and all agreements and take whatever steps may be necessary for the successful completion of issuances, record increases to share capital arising from issuances under the authorisation, and modify the by-laws as deemed necessary.

In the case of an issue of debt securities, the Board of Directors, or the Chairman acting on the authority of the Board, shall be fully empowered to decide whether such issues shall be subordinated and to establish interest rates, maturities, fixed or floating repayment prices, with or without discount, methods of amortisation, based on market conditions, and the terms and conditions under which securities shall provide an entitlement to shares of the company;

9 Formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its ninth resolution.

Resolution eleven: Issuance of securities providing entitlement to share capital with cancellation of preferential subscription rights

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of articles L. 225-129-2, L.225-135 and L.228-92 of the Commercial Code:

1 Hereby grants authority to the Board of Directors to carry out, through a public offer for sale, one or more increases to the share capital of the company, in France or outside France, in euros, in ordinary shares or any other securities of the company that give access by any means, immediately and/or at a future date, to ordinary shares of the company. These securities may also be denominated in currencies other than euros, or in a monetary unit established by reference to a number of currencies.

The authority thereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting;

2 Hereby stipulates that the amount of immediate or subsequent share capital increases may not exceed €650mn in par value, this amount being allocated from the limit established in the ninth resolution;

3 Hereby stipulates that the par value of debt that may be issued by virtue of the above authorisation shall not exceed €1.5bn or the equivalent amount in the event of an issue in a foreign currency;

4 Hereby cancels the preferential rights of shareholders to these securities which shall be issued pursuant to the law and to grant to the Board of Directors the power to establish for the benefit of shareholders a right of priority to subscribe for them in application of the provisions of article L. 225-135 of the Commercial Code. This priority shall not give rise to marketable rights, but shall be exercised both of right and for excess shares if the Board so decides;

5 Hereby stipulates that if subscriptions of shareholders and the general public have not taken up the total number of shares or securities to be issued as defined above, the Board of Directors may limit the issuance to the amount of subscriptions provided they total at least three-quarters of the issuance;

6 Hereby notes that the above authorisation forfeit their preferential subscription rights in respect of the shares to which these securities provide entitlement in favour of the holders of securities providing an entitlement to shares of the company that might ultimately be issued;

7 Hereby stipulates that the issue price of the shares shall be at least equal to the weighted average market trading price during the three days preceding the fixing, reduced by a possible maximum discount of 5%;

8 Hereby stipulates that the Board of Directors, or its Chairman acting as its duly authorised delegate, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued; establishing the amounts, prices and conditions of issuance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect, determining the method of payment for shares or other securities issued; providing for their possible repurchase on the market and possible suspension of exercises of rights to shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to law and regulatory statutes.

In addition, the Board or its Chairman may allocate the expenses related to issuances to the paid-in capital account and deduct from this amount the sums needed to raise regulatory reserves to one-tenth of the new level of share capital after each issuance, enter into any and all agreements and take whatever steps may be necessary for the successful completion of issuances, record increases to share capital arising from issuances under the authorisation, and modify the by-laws as deemed necessary.

In the case of an issue of debt securities, the Board of Directors, or the Chief Executive Officer acting on the authority of the board, shall be fully empowered to stipulate whether such issues shall be subordinated and to establish interest rates, maturities, fixed or floating repayment prices, with or without discount, methods of amortisation, based on market conditions, and the terms and conditions under which securities shall provide an entitlement to company stock;

9 Formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and supersedes the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its tenth resolution.

Resolution twelve: Increases of share capital by capitalising reserves, profits or share premiums

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors, hereby authorises the Board to increase the share capital of the company on one or several occasions up to a maximum par value of €650mn, by successive or simultaneous incorporation of all or a portion of reserves, profits or share premiums either through the creation and free allocation of shares or through an increase in the par value of shares, or through both methods simultaneously.

The authority thereby given to the Board of Directors is valid for a period of twenty-six months from the date of this meeting.

The General Meeting of shareholders stipulates that rights to fractional shares shall not be marketable and that the corresponding shares shall be sold: proceeds of the sale shall be allotted to the holders or rights no later than thirty days after the registration of the whole number of shares in their account.

The General Meeting of shareholders gives full power to the Board of Directors, or the Chairman acting on the authority of the Board, under terms and conditions of law to: establish dates and procedures of issuance, prices and conditions of issuances, and amounts to be issued, and more generally take any and all steps it may deem necessary to ensure the issues are properly executed; withdraw amounts needed to raise regulatory reserves to one-tenth of the new level of share capital from reserves of its own choosing, complete all filings and procedures needed to make related capital increases definitive, and amend the by-laws accordingly.

The General Meeting of shareholders hereby notes that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its eleventh resolution.

Resolution thirteen: Increases of share capital for share tender offers

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the statutory auditors, and pursuant to the provisions of article L. 225-148 of the Commercial Code, authorises the Board of Directors to increase the company's share capital by a maximum par value of €650mn through successive or simultaneous issuances of new shares in the company on one or several occasions to be given in exchange for shares tendered in a public offer for shares of another company traded on a regulated market.

The authority hereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting.

Pursuant to the provisions of article L. 225-129 of the Commercial Code, this issuance of new shares in payment of shares tendered in a public offer may emanate from the issuance of securities of any type providing immediate or subsequent entitlement to shares of the company.

To the extent necessary, shareholders hereby surrender their preferential subscription rights to the shares to which the above securities might subsequently provide an entitlement through exercise of a right of any kind. The par amount of the debt securities that might be issued pursuant to the authorisation shall not exceed €1.5bn.

The General Meeting of shareholders stipulates that the Board of Directors, or the Chairman acting on the authority of the board, shall have full power to implement this authorisation under the provisions of law, namely in respect of the following:
– establishing the exchange ratio and the amount of the cash balance to be paid, if any;
– determining the number of shares tendered;
– establishing the dates, conditions of issuance, and particularly the price of the new shares and the date on which the rights of ownership in respect of such shares or securities providing an immediate or subsequent entitlement to shares of the company become effective;
– recording the difference between the issue price of new shares and their par value in a paid-in capital account to which all shareholders shall be entitled;
– charging all fees and expenses in respect of the authorised transaction to said paid-in capital account and withdrawing the sums needed to raise the regulatory reserves to one-tenth of the level of new share capital after each increase;
– and in general, taking any and all such steps necessary, entering into any and all agreements to assure the successful conclusion of the authorised transaction, recognising the increases to share capital, and amending corporate by-laws accordingly.

The General Meeting of shareholders formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its twelfth resolution.

Resolution fourteen: Overall limitation on authorisations

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the Board of Directors and as a consequence of the adoption of resolutions ten, eleven, twelve and thirteen decides as follows:
– the maximum par value of bonds to be issued by virtue of the above authorisations shall not exceed €1.5bn, or the corresponding amount in a foreign currency;
and,
– the maximum amount of increases in share capital either immediately or subsequently by virtue of the above authorisations shall not exceed €650mn with the stipulation that the par value of supplementary shares issued to preserve the rights of holders of securities providing an entitlement to shares pursuant to the law shall be excluded from this amount.

The General Meeting of shareholders formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its thirteenth resolution.

Resolution fifteen: Authorisation to increase share capital reserved for employees participating in an AGF Employee Savings Plan (plan d'epargne d'entreprise)

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and of the special report of the statutory auditors, authorises the Board of Directors, with the power of sub-delegation to its Chairman, pursuant to provisions of article L. 225-129-6 of the Commercial Code, to increase share capital of the company, on one or more occasions, at its sole discretion, by the issue of a maximum number of shares, not to exceed 3% of the share capital, this limit being assessed on the date of issue. These shares will be intended for issue to employees who are eligible to participate in an employee savings plan for shares of the company under the conditions provided for in article L.443-5 of the Labour Code.

This decision carries the full force of law with shareholders waiving their preferential rights of subscription to the said ordinary shares for the benefit of employee subscribers. This authorisation is valid for a period of twenty-six months from the date of this meeting and replaces and supersedes the previous authority established by the Combined Ordinary and Extraordinary General Meeting of 25 May 2004 in its sixteenth resolution.
The Board of Directors is hereby authorised to:
– issue new shares reserved for employees, within the limit on the increase in capital decided by the General Meeting of shareholders;
– establish the details for implementation of this issue;
– decide the subscription price for the new shares, it being understood that the subscription price may be neither higher than the average market price of the shares in the twenty days of trading preceding the decision of the Board of Directors, or its Chairman in the event of sub-delegation, nor more than 20% less than this average;

– record the realisation of the increase of the corresponding capital;
– complete or cause to be completed all necessary filings and procedures to make the increase or increases in capital pursuant to this resolution definitive;
– proceed to the corresponding amendment of the by-laws and all other necessary actions.

The Board shall notify the Ordinary General Meeting of shareholders each year of all transactions undertaken within the scope of this resolution.

Resolution sixteen: Authorisation to increase the capital so as to remunerate contributions in kind

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors, within the framework of article L. 225-147 of the Commercial Code, delegates, to the Board of Directors, for a period of twenty-six months from the date of this general meeting, the necessary powers to issue shares, equity securities or other security instruments, notably those giving or potentially giving access to the capital of the company up to a limit of 10% of the share capital, at the time of the issue, with a view to remunerating contributions in kind to the company and comprised of equity securities or securities giving access to capital, when the provisions of article L. 225-148 of the Commercial Code are not applicable.

The General Meeting of shareholders specifies that, pursuant to the law, the Board of Directors shall decide on the report of the official company valuer (Commissaires aux Apports) mentioned in article L. 225-147 of the said Code.

The General Meeting of shareholders decides that the Board of Directors will have all powers notably to approve the valuation of the contributions and in relation to the aforementioned contributions, record their realisation, allocate all expenses, charges and rights to the paid-in capital accounts, the balance being allocated as decided by the Board of Directors or by the Ordinary General Meeting, to increase the share capital and amend the by-laws accordingly.

Resolution seventeen: Authorisation to proceed with the granting of a free allocation of shares of the company to officers and employees

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors does hereby authorise the Board of Directors to proceed, on one or several occasions, for the benefit of corporate officers and employees of the company and its affiliated companies under the terms and conditions provided for under article L. 225-197 of the Commercial Code, to the free grant of existing shares of the company arising from repurchases by the company under the terms and conditions provided by law.

1 The Board of Directors shall have a maximum period of thirty-eight months starting with the day of this General Meeting in which to use the above authorisation on one or several occasions or until 23 July 2008. Under this authorisation the total number of existing shares that shall be so granted by the Board of Directors may not exceed more than two million (2,000,000) shares.

2 Free shares granted by the Board of Directors under this authorisation shall be subject to a vesting period of no less than two years. At the end of the vesting period, the beneficiary shall be subject to a minimum retention period of no less than two years. The free shares may be sold at the conclusion of this retention period subject to compliance with the provisions of article L. 225-197-1 of the Commercial Code.

3 At the conclusion of the retention period the free shares may be sold, subject to compliance with applicable law.

4 Under the abovementioned authorisation, it is for the Board to determine the identity of the beneficiaries of the grant of shares mentioned, to establish the conditions and, if need be, the criteria for the allocation of the shares.

The Board of Directors may delegate to the Chairman necessary powers to carry out these operations in the month following the closing of the fiscal year or at any other time, pursuant to the provisions of L. 225-178 of the Commercial Code.

Resolution eighteen: Authorisation to reduce share capital through the cancellation of shares

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the Board of Directors and the special report of the statutory auditors, does hereby authorise the Board to:
– cancel on one or more occasions all or a portion of shares acquired or to be acquired pursuant to the authorisation given by the Combined Ordinary and Extraordinary General Meeting of shareholders on 4 June 1999 in its fifth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 30 May 2000 in its thirteenth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 5 June 2001 in its eighth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 14 May 2002 in its fifteenth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 26 May 2003 in its seventh resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 25 May 2004 in its fifteenth resolution and the Combined Ordinary and Extraordinary General Meeting of shareholders on 23 May 2005 in its eighth resolution pursuant to the provisions of article L. 225-209 of the Commercial Code and earlier authorisations given, up to a limit of 10% of share capital by twenty-four month periods and to reduce share capital accordingly by recording the difference between the repurchase price of the cancelled shares and their par value in the paid-in capital account and available reserves;
– to amend the by-laws accordingly and complete all necessary filings and procedures in respect thereof.

This authorisation is given for a period of five years starting with the General Meeting of shareholders. It supersedes and replaces the authorisation given earlier by the Combined Ordinary and Extraordinary General Meeting of shareholders on 25 May 2004 in its eighteenth resolution.

Resolution nineteen: Powers

The General Meeting of shareholders hereby gives full power to the bearer of a copy of a summary of minutes of this meeting to carry out all necessary filings, publications and procedures.

STATEMENT OF RESPONSIBILITY FOR SHELF REGISTRATION DOCUMENT, FINANCIAL INFORMATION AND AUDITS

Responsibility for shelf registration document
Mr Jean-Philippe Thierry
Chairman of the Board of Directors

Certification of management
To the best of our knowledge, the information contained herein is an accurate reflection of the company's financial position. All information needed by investors to make their own opinion in respect of the assets, business, financial position, results and outlook of Assurances Générales de France and AGF Group has been included. There are no omissions that could alter the substance of this report.
Mr Jean-Philippe Thierry.

Statutory auditors

Name	Date of first and most recent appointment	Term expiration
KPMG SA Represented by Mrs. Francine Morelli 2 bis rue de Villiers 92300 Levallois-Perret	AGM of 05.06.2001 AGM of 25.05.2004	AGM to approve financial statements of 2009
Ernst & Young Audit Represented by Mr. Dominique Duret-Ferrari Tour Ernst & Young 92037 Paris-La Défense cedex	AGM of 26.06.1992 AGM of 25.05.2004	AGM to approve financial statements of 2009
Alternate auditors Mr. Gérard Rivière 1 cours Valmy 92923 Paris-La Défense cedex	AGM of 05.06.2001 AGM of 25.05.2004	AGM to approve financial statements of 2009
Mr. Christian de Chastellux Tour Ernst & Young 92037 Paris-La Défense cedex	AGM of 26.06.1992 AGM of 25.05.2004	AGM to approve financial statements of 2009

Pursuant to law and by-laws, the term of the statutory auditors is six fiscal years.

Information policy
Information officer: Jean-Michel Mangeot
General Secretary of the AGF Group
87, rue de Richelieu - 75002 Paris – Tel. (33-1) 44 86 20 16.

AGF premium income is published quarterly (1st quarter, 1st half, 3rd quarter and annually), and results are published on a half-year basis (1st half, annually). AGF also issues periodic press releases relative to the Group and its subsidiaries' financial and strategic activities. Partnerships, new product launches, acquisitions, appointments, strategy, new companies, business information, etc. were covered in around 30 press releases in 2004.

All of these press releases, as well as other institutional, financial and strategic information are available on the Internet at: http://www.agf.fr, under "Communication financière" (in French) and under "English version":

– shareholders area (individual AGF shareholders club, schedule of shareholders meetings, *Ecole de la Bourse* seminars, shareholder meetings, etc.);

– finance area (financial news, AGF's strategic and financial presentations to analysts and investors, documentation, videos, conferences, contacts, etc.)

– annual reports;

– corporate governance;

– information on annual general meeting;

– AGF share information;

– financial reporting dates;

– a variety of information under "The AGF Group", including sustainable development and AGF's marketing campaigns.

REPORT
OF THE STATUTORY AUDITORS ON THE REGISTRATION DOCUMENT

(Document de Référence)

This is a free translation into English of the statutory auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of AGF S.A. and in compliance with Article 211-5-2 of the book II of AMF[1] General Regulation, we have verified, in accordance with French professional standards, the information in respect of the financial position and historical financial statements included in the accompanying Registration Document (Document de Référence).

This Registration Document is the responsibility of Mr Jean-Philippe Thierry, Chairman of the Board of Directors. Our responsibility is to issue a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our examination in accordance with French professional standards. This examination consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also read other financial information contained in the Registration Document in order to identify any significant inconsistencies with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forecasts provided in the Document are the application of the expectations and intentions of Management's strategy. As the prospective information has been properly prepared, our review took into account management's assumptions on which the prospective information is based.

We issued an unqualified opinion on the annual and consolidated financial statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, drawn up by the Board of Directors, in accordance with French professional standards, with the following observations:

The observation mentioned in our report on the consolidated financial statements for the year ended December 31, 2004 making reference to note 4.6 to the consolidated financial statements relating to the treatment of the provision for unrealised capital loss exposures in the consolidated financial statements as at December 31, 2003.

The observations mentioned in our report on the consolidated financial statements for the year ended December 31, 2003 making reference to the following notes :

- Note 4.1 concerning the change in accounting policy regarding Goodwill and Network value of foreign subsidiaries in compliance with the AMF recommendations.

…/…

• Note 4.4 concerning the treatment of the provision for unrealised capital loss exposures in compliance with the notice 2004-B of 21 January 2004 of the issues task force of the National Accounting Council (*Comité d'urgence du Conseil National de la Comptabilité*).

• Note 4.5 concerning the change in amounts and allocations of the first consolidation differences related to Hermes definitively set within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (*Comité d'urgence du Conseil National de la Comptabilité*).

• Note 4.2.1 concerning the change in accounting principles relating to the provision for major repairs in compliance with the regulation 2003-07 of the Accounting Regulation Committee (Comité de la Réglementation Comptable).

The observations mentioned in our report on the consolidated financial statements for the year ended December 31, 2002 making reference to the following notes:

• Note 4.1 concerning the change in accounting policy regarding the provision for unrealised capital loss exposures.

• Note 4.2 concerning the maintenance in the consolidated financial statements of the provision for unrealised capital loss exposures booked in the statutory accounts of French subsidiaries and totalling 95.6 million euros.

• Note 4.6 concerning the accounting treatment for the equalisation provisions relative to credit insurance.

• Note 4.3.1, which explains that the amount and allocations of the first consolidation differences resulting from Euler's acquisition of the Hermes Group in 2002 are provisional and will be set definitively within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (*Conseil National de la Comptabilité*).

On the basis of our examination, we have nothing to report on the fairness of the information on the financial position and financial statements included in the Registration Document (*Document de Référence*).

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

The Registration Document also includes the following reports:

• The statutory auditors' reports on the annual and the consolidated financial statements at December 31, 2004 (respectively page 228 and page 207 of the Registration Document), which include the basis of their assessment in accordance with Article L.225-235 of French company law (Code de Commerce).

• In accordance with Article L.225-235 of French company law (Code de Commerce), the statutory auditors' report on the report prepared by the Chairman of the Board of Directors of AGF S.A. (page 62 of the Registration Document) describes the internal control procedures for the preparation and treatment of accounting and financial information.

(1) French Stock Exchange Regulatory Body.

STATUTORY AUDITORS' FEES

In accordance with rule 2002.06 of the *Commission des opérations de Bourse*, we indicate below the fees of the statutory auditors and the members of their networks in charge of auditing the consolidated accounts of AGF and its fully-consolidated companies and included by the Group in the 2004 profit and loss statement.

Fiscal year ended 31 December 2004

	KPMG				Ernst & Young			
	Amount (in millions of euros)		Percentage (in %)		Amount (in millions of euros)		Percentage (in %)	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003
Audit								
Statutory audit, certification, examination of individual and consolidated accounts	**9.2**	6.5	**70.8**	83.4	**3.1**	3.3	**64.6**	67.4
Other. ancillary responsibilities and other audit assignments	**2.6**	0.9	**20.0**	11.5	**1.4**	1.0	**29.1**	20.4
Sub-total	**11.8**	7.4	**90.8**	94.9	**4.5**	4.3	**93.7**	87.8
Other services, *if any*								
Legal, tax, social welfare	**0.3**	0.4	**2.3**	5.1	**0.1**	–	**2.1**	–
Information technologies	**0.0**	–	**0.0**	–	–	–	–	–
Internal audit	**0.5**	–	**3.8**	–	–	–	–	–
Other	**0.4**	–	**3.1**	–	**0.2**	0.6	**4.2**	12.2
Sub-total	**1.2**	0.4	**9.2**	5.1	**0.3**	0.6	**6.3**	12.2
Total	**13.0**	7.8	**100**	100	**4.8**	4.9	**100**	100

TABLE OF CONTENTS FOR THE SHELF REGISTRATION DOCUMENT

AMF

This document is an English language translation of the French document de référence filed with the *Autorité des Marchés Financiers* on 4 May 2005, in accordance with Article 211-1 to 211-42 of the standard regulations of the *Autorité des Marchés Financiers*. Only the underlying French language version may be used in a financial transaction, and it must be accompanied by a note d'opération duly certified by the *Autorité des Marchés Financiers*.